Exhibit 99.2

[***] = CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (1) NOT MATERIAL AND (2) IS THE TYPE OF INFORMATION THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL, AND HAS BEEN MARKED WITH “[***]” TO INDICATE WHERE OMISSIONS HAVE BEEN MADE.

NONE OF THIS AGREEMENT, THE CONVERSION INSTRUMENTS OR THE CONVERSION SHARES HAVE BEEN REGISTERED PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR QUALIFIED PURSUANT TO ANY APPLICABLE U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES LAWS. THE CONVERSION INSTRUMENTS AND THE CONVERSION SHARES MAY BE RESOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT AND QUALIFIED PURSUANT TO APPLICABLE U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE, EXCEPT UNDER CIRCUMSTANCES WHERE NEITHER SUCH REGISTRATION, QUALIFICATION NOR EXEMPTION IS REQUIRED BY LAW.

CREDIT AGREEMENT

Dated as of July 14, 2022

among

GREENBROOK TMS INC.,

as the Borrower,

CERTAIN SUBSIDIARIES OF THE BORROWER,

as the Guarantors,

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP,

as the Administrative Agent

and

THE LENDERS FROM TIME TO TIME PARTY HERETO

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS AND ACCOUNTING TERMS		1

1.01	Defined Terms	1
1.02	Other Interpretive Provisions	35
1.03	Accounting Terms	36
1.04	Times of Day	37

ARTICLE II THE COMMITMENTS		37

2.01	Commitments	37
2.02	Borrowings	38
2.03	Prepayments	38
2.04	Termination or Reduction of Commitments	41
2.05	Repayment of Loans	41
2.06	Interest	43
2.07	Fees	44
2.08	Computation of Interest	44
2.09	Evidence of Debt	44
2.10	Payments Generally	45
2.11	Sharing of Payments by Lenders	45
2.12	Defaulting Lenders	46
2.13	Term C Facility	47
2.14	Deemed Repayment Upon Exercise of Conversion Instruments	48

ARTICLE III TAXES; YIELD PROTECTION		49

3.01	Taxes	49
3.02	Increased Costs	52
3.03	Mitigation Obligations; Replacement of Lenders	53
3.04	Illegality	53
3.05	Three-Month LIBOR Unavailability Period	54
3.06	Survival	54

ARTICLE IV GUARANTY		55

4.01	The Guaranty	55
4.02	Obligations Unconditional	55
4.03	Reinstatement	56
4.04	Certain Additional Waivers	56
4.05	Remedies	56
4.06	Rights of Contribution	56
4.07	Guarantee of Payment; Continuing Guarantee	56

ARTICLE V CONDITIONS PRECEDENT		57

5.01	Conditions to Initial Extensions of Credit and Issuance of Conversion Instruments	57
5.02	Conditions to all Borrowings	60
5.03	Additional Conditions to Term C Borrowing	61

i

ARTICLE VI REPRESENTATIONS AND WARRANTIES		62

6.01	Existence, Qualification and Power	62
6.02	Authorization; No Contravention	62
6.03	Governmental Authorization; Other Consents	62
6.04	Binding Effect	62
6.05	Financial Statements; No Material Adverse Effect	63
6.06	Litigation	63
6.07	No Default	63
6.08	Ownership of Property; Liens	64
6.09	Environmental Compliance	64
6.10	Insurance	64
6.11	Taxes	65
6.12	ERISA Compliance, Etc.	65
6.13	Subsidiaries and Capitalization	65
6.14	Margin Regulations; Investment Company Act	66
6.15	Disclosure	66
6.16	Compliance with Laws	67
6.17	Intellectual Property; Licenses, Etc.	67
6.18	Solvency	69
6.19	Perfection of Security Interests in the Collateral; Quebec Collateral	69
6.20	Business Locations; Loan Party Information	69
6.21	Sanctions Concerns; Anti-Corruption Laws; PATRIOT Act	69
6.22	Material Contracts	70
6.23	Compliance with Healthcare Laws	70
6.24	Labor Matters	74
6.25	Limited Offering of the Conversion Instruments	74
6.26	Registration Rights; Issuance Taxes	74
6.27	Representations as to Foreign Loan Parties	74

ARTICLE VII AFFIRMATIVE COVENANTS		75

7.01	Financial Statements	75
7.02	Certificates; Other Information	76
7.03	Notices	79
7.04	Payment of Obligations	79
7.05	Preservation of Existence, Etc.	79
7.06	Maintenance of Properties	80
7.07	Maintenance of Insurance	80
7.08	Compliance with Laws	81
7.09	Books and Records	81
7.10	Inspection Rights	81
7.11	Use of Proceeds	81
7.12	Additional Subsidiaries	82
7.13	ERISA Compliance, Etc.	82
7.14	Pledged Assets	82
7.15	Compliance with Material Contracts	84
7.16	Accounts	84
7.17	Products, Services and Permits	84
7.18	Consents	84
7.19	Anti-Corruption Laws	84
7.20	Maintenance of IP Rights	85
7.21	Supported Practices and Management Services Agreements	85
7.22	Compliance Program	86
7.23	Post-Closing Matters	86

ARTICLE VIII NEGATIVE COVENANTS		87

8.01	Liens	87
8.02	Investments	88
8.03	Indebtedness	89
8.04	Fundamental Changes	90
8.05	Dispositions	91
8.06	Restricted Payments	91
8.07	Change in Nature of Business	91
8.08	Transactions with Affiliates and Insiders	91
8.09	Burdensome Agreements	92
8.10	Use of Proceeds	92
8.11	Payment of Other Indebtedness	92
8.12	Organization Documents and Management Services Agreements; Fiscal Year; Legal Name, Jurisdiction of Formation and Form of Entity	92
8.13	Ownership of Subsidiaries	93
8.14	Sale and Leasebacks	93
8.15	Sanctions; Anti-Corruption Laws	93
8.16	Consolidated Revenues	94
8.17	Liquidity	95
8.18	Canadian Pension Plans and Canadian Defined Benefit Pension Plans	95

ARTICLE IX EVENTS OF DEFAULT AND REMEDIES		95

9.01	Events of Default	95
9.02	Remedies Upon Event of Default	99
9.03	Application of Funds	101

ARTICLE X ADMINISTRATIVE AGENT		101

10.01	Appointment and Authority	101
10.02	Rights as a Lender	102
10.03	Exculpatory Provisions	102
10.04	Reliance by Administrative Agent	103
10.05	Delegation of Duties	103
10.06	Resignation of Administrative Agent	104
10.07	Non-Reliance on Administrative Agent and Other Lenders	104
10.08	Administrative Agent May File Proofs of Claim	104
10.09	Collateral and Guaranty Matters	105

ARTICLE XI MISCELLANEOUS		106

11.01	Amendments, Etc.	106
11.02	Notices and Other Communications; Facsimile Copies	107
11.03	No Waiver; Cumulative Remedies; Enforcement	109
11.04	Expenses; Indemnity; and Damage Waiver	109
11.05	Payments Set Aside	111
11.06	Successors and Assigns	111
11.07	Treatment of Certain Information; Confidentiality	115
11.08	Set-off	116
11.09	Interest Rate Limitation	116
11.10	Integration; Effectiveness	116
11.11	Survival of Representations and Warranties	117
11.12	Severability	117
11.13	Replacement of Lenders	117
11.14	Governing Law; Jurisdiction; Etc.	118
11.15	Waiver of Right to Trial by Jury	119
11.16	Electronic Execution; Electronic Records; Counterparts	120
11.17	USA PATRIOT Act and Canadian AML Act Notice	121
11.18	No Advisory or Fiduciary Relationship	121

SCHEDULES

1.01	Services
2.01	Commitments, Applicable Percentages and Maximum Conversion Amounts under Conversion Instruments
6.10	Insurance
6.13(a)	Subsidiaries
6.13(b)	Capitalization
6.17(a)	IP Rights
6.17(d)	Open Source Software
6.17(e)	Certain IP Rights/Governmental Licenses Exceptions
6.20(a)	Locations of Real Property
6.20(b)	Taxpayer and Organizational Identification Numbers
6.20(c)	Canadian Locations
6.20(d)	Changes in Legal Name, State of Organization and Structure
6.22	Material Contracts
6.23(i)	Owner Physicians
6.23(k)	Management Services Agreements
6.23(l)	Receivables
6.26	Registration Rights Agreements
8.01	Liens Existing on the Effective Date
8.02	Investments Existing on the Effective Date
8.03	Indebtedness Existing on the Effective Date
11.02	Certain Addresses for Notices

EXHIBITS

A	Form of Loan Notice
B-1	Form of Term A Note
B-2	Form of Term B Note
B-3	Form of Term C Note
C	Form of Joinder Agreement
D	Form of Assignment and Assumption
E	Form of Compliance Certificate
F	Form of Term C Facility Joinder Agreement
G	Form of Conversion Instrument
H	Form of MSA Collateral Assignment

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of July 14, 2022 among GREENBROOK TMS INC., an Ontario corporation (the “Borrower”), the Guarantors (defined herein), the Lenders (defined herein) and MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP, an exempted limited partnership organized under the laws of the Cayman Islands, as the Administrative Agent.

The Borrower has requested that the Lenders make certain term loan facilities available to the Borrower, and the Lenders are willing to do so on the terms and conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01        Defined Terms.

As used in this Agreement, the following terms shall have the meanings set forth below:

“Acquisition” means the acquisition, whether through a single transaction or a series of related transactions, of (a) a majority of the Voting Stock or other controlling ownership interest in another Person (including the purchase of an option, warrant or convertible or similar type of security to acquire such a controlling interest at the time it becomes exercisable by the holder thereof), whether by purchase of such equity or other ownership interest or upon the exercise of an option or warrant for, or conversion of securities into, such equity or other ownership interest, (b) assets of another Person which constitute all or substantially all of the assets of such Person or of a division, line of business or other business unit of such Person or (c) any new Product or Service.

“Act” has the meaning set forth in Section 11.17.

“Administrative Agent” means Madryn Health Partners II (Cayman Master), LP, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 11.02 or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” means this Credit Agreement.

“Applicable Accounting Standard” means (a) initially, IFRS and (b) at all times following written notice from the Borrower to the Administrative Agent that the Borrower has elected to replace IFRS with GAAP, GAAP.

“Applicable Margin” means nine percent (9.00%) per annum.

“Applicable Percentage” means, with respect to any Lender at any time, (a) in respect of the Term A Facility, with respect to any Term A Lender at any time, the percentage (carried out to the ninth decimal place) of the Term A Facility represented by the outstanding principal amount of such Term A Lender’s Term A Loans at such time, (b) in respect of the Term B Facility, with respect to any Term B Lender at any time, the percentage (carried out to the ninth decimal place) of the Term B Facility represented by (i) at any time during the Term B Availability Period, such Term B Lender’s Term B Commitments at such time and (ii) thereafter, the outstanding principal amount of such Term B Lender’s Term B Loans at such time and (c) in respect of the Term C Facility, with respect to any Term C Lender at any time, the percentage (carried out to the ninth decimal place) of the Term C Facility represented by (i) at any time after the Term C Commitments have been established pursuant to Section 2.13 but prior to the date of the Term C Borrowing, such Term C Lender’s Term C Commitments at such time and (ii) thereafter, the outstanding principal amount of such Term C Lender’s Term C Loans at such time. If the Commitments of all of the Lenders to make Loans have been terminated pursuant to Section 9.02, or if the Commitments have expired, then the Applicable Percentage of each Lender in respect of the applicable Facility shall be determined based on the Applicable Percentage of such Lender in respect of such Facility most recently in effect, giving effect to any subsequent assignments. The Applicable Percentage of each Lender in respect of each Facility is set forth opposite the name of such Lender on Schedule 2.01, in the Term C Facility Joinder Agreement or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable.

“Applicable Quarter” has the meaning set forth in Section 8.16(b)(i)(A).

“Appropriate Lender” means, at any time, with respect to any Facility, a Lender that has a Commitment with respect to such Facility or holds a Loan under such Facility at such time.

“Approved Bank” has the meaning set forth in the definition of “Cash Equivalents”.

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 11.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit D or any other form (including electronic documentation generated by MarkitClear or other electronic platform) approved by the Administrative Agent.

“Attributable Indebtedness” means, on any date, (a) in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with the Applicable Accounting Standard, (b) in respect of any Synthetic Lease of any Person, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with the Applicable Accounting Standard if such lease were accounted for as a Capital Lease and (c) in respect of any Securitization Transaction of any Person, the outstanding principal amount of such financing, after taking into account reserve accounts and making appropriate adjustments, determined by the Administrative Agent in its reasonable judgment.

“Audited Financial Statements” means the audited consolidated statement of financial position of the Borrower and its Subsidiaries for the fiscal year ended December 31, 2021, and the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for such fiscal year of the Borrower and its Subsidiaries, including the notes thereto, audited by independent public accountants of recognized national standing and prepared in conformity with IFRS.

“Board of Directors” means (a) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board, (b) with respect to a partnership, the Board of Directors of the general partner of the partnership, (c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or if not member-managed, the managers thereof or any committee of managing members or managers thereof duly authorized to act on behalf of such Persons, and (d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrower” has the meaning set forth in the introductory paragraph hereto.

“Borrowing” means a Term A Borrowing, Term B Borrowing or Term C Borrowing, as the context may require, in each case, pursuant to Section 2.01.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, New York, New York, Toronto, Ontario, Canada or the state where the Administrative Agent’s Office is located.

“Business Facilities” means, at any time, a collective reference to the facilities and real properties owned, leased or operated by any Loan Party or any Subsidiary.

“Business Systems” means the material computer and other information technology systems, networks, and platforms that are owned, used, or relied upon by the Borrower or any Subsidiary, including, without limitation, all data and information stored or contained therein or transmitted thereby and all software, hardware, and websites.

“Businesses” means, at any time, a collective reference to the businesses operated by the Loan Parties and their respective Subsidiaries at such time.

“Canadian AML Acts” means applicable Canadian law regarding anti-money laundering, anti-terrorist financing, government sanction and “know your client” matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Canadian Defined Benefit Pension Plan” means a Canadian Pension Plan that contains or has ever contained a “defined benefit provision” as such term is defined in Section 147.1(1) of the Income Tax Act (Canada).

“Canadian Loan Party” means any Loan Party that is organized under the laws of Canada or any province or territory thereof.

“Canadian Pension Plan” means a pension plan or plan that is subject to applicable pension benefits legislation in any jurisdiction of Canada and that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Loan Party or any Subsidiary thereof.

“Canadian Pledge Agreement” means the pledge agreement dated as of the Effective Date executed in favor of the Administrative Agent, for the benefit of the Secured Parties, by each of the Canadian Loan Parties.

“Canadian Sanctions List” means the list of names subject to the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism, the Regulations implementing the United Nations Resolutions on Taliban, ISIL (Da’esh) and Al-Qaida and/or the Special Economic Measures Act (Canada).

“Canadian Security Agreements” means, collectively, each security agreement and each hypothec, executed in favor of the Administrative Agent for the benefit of the Secured Parties by each of the Canadian Loan Parties.

“Capital Lease” means, as applied to any Person, any lease of any property by that Person as lessee which, in accordance with the Applicable Accounting Standard, is required to be accounted for as a capital lease on the balance sheet of that Person.

“Cash Equivalents” means, as at any date, (a) securities issued or directly and fully guaranteed or insured by (i) the United States or any agency or instrumentality thereof (provided, that, the full faith and credit of the United States is pledged in support thereof) having maturities of not more than twelve (12) months from the date of acquisition and (ii) the government of Canada or any province of Canada, in each case having a rating of A or better by S&P and having maturities of not more than twelve (12) months from the date of acquisition, (b) Dollar denominated time deposits and certificates of deposit of (i) any domestic commercial bank of recognized standing having capital and surplus in excess of $500,000,000, (ii) any bank whose short-term commercial paper rating from S&P is at least A-1 or the equivalent thereof or from Moody’s is at least P-1 or the equivalent thereof (any such bank being an “Approved Bank”) or (iii) any bank listed on Schedule I to the Bank Act (Canada) or any other commercial bank organized under the laws of Canada, in each case, having capital and surplus in excess of $500,000,000, in each case under this clause (b) with maturities of not more than two hundred and seventy (270) days from the date of acquisition, (c) commercial paper and variable or fixed rate notes issued by any Approved Bank (or by the parent company thereof) or any variable rate notes issued by, or guaranteed by, any domestic corporation rated A-1 (or the equivalent thereof) or better by S&P or P-1 (or the equivalent thereof) or better by Moody’s and maturing within six (6) months of the date of acquisition, (d) repurchase agreements entered into by any Person with a bank or trust company (including any of the Lenders) or recognized securities dealer having capital and surplus in excess of $500,000,000 for direct obligations issued by or fully guaranteed by the United States in which such Person shall have a perfected first priority security interest (subject to no other Liens) and having, on the date of purchase thereof, a fair market value of at least 100% of the amount of the repurchase obligations and (e) Investments, classified in accordance with the Applicable Accounting Standard as current assets, in money market investment programs registered under the Investment Company Act of 1940 which are administered by reputable financial institutions having capital of at least $500,000,000 and the portfolios of which are limited to Investments of the character described in the foregoing subdivisions (a) through (d).

“CHAMPVA” means the Civilian Health and Medical Program of the Department of Veterans Affairs, a program of medical benefits covering retirees and dependents of former members of the armed services administered by the United States Department of Veterans Affairs, and all applicable Laws governing such program.

“Change in Law” means the occurrence, after the Effective Date, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided, that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means the occurrence of any of the following events:

(a)            any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Specified Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of Equity Interests representing thirty percent (30%) or more of the aggregate ordinary voting power in the election of the Board of Directors of the Borrower represented by the issued and outstanding Equity Interests of the Borrower on a fully diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

(b)            during any period of twelve (12) consecutive months, a majority of the members of the Board of Directors of the Borrower cease to be composed of individuals (i) who were members of that Board of Directors on the first day of such period, (ii) whose election or nomination to that Board of Directors was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that Board of Directors or (iii) whose election or nomination to that Board of Directors was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that Board of Directors; or

(c)            any “Change of Control” (or any comparable term) shall occur under any document or agreement evidencing any Indebtedness with an aggregate principal amount in excess of the Threshold Amount.

“Clinic” means a medical practice, facility, clinic, center or location owned, operated or managed by the Borrower, any Subsidiary or any Supported Practice from which a Supported Practice or Licensed Provider provides or furnishes healthcare goods or services governed by applicable Laws.

“CMS” means the U.S. Center for Medicare and Medicaid Services.

“Collateral” means a collective reference to all real and personal property with respect to which Liens in favor of the Administrative Agent, for the benefit of the Secured Parties, are purported to be granted pursuant to and in accordance with the terms of the Collateral Documents.

“Collateral Access Agreement” means an agreement in form and substance reasonably satisfactory to the Administrative Agent pursuant to which a lessor of real property on which Collateral is stored or otherwise located, or a warehouseman, processor or other bailee of inventory or other property owned by any Loan Party, acknowledges the Liens of the Administrative Agent and waives (or, if approved by the Administrative Agent acting reasonably, subordinates) any Liens held by such Person on such property, and permits the Administrative Agent access to any Collateral stored or otherwise located thereon.

“Collateral Documents” means a collective reference to the U.S. Security Agreement, the U.S. Pledge Agreement, the Canadian Security Agreements, the Canadian Pledge Agreement, the Parent Pledge Agreement, the MSA Collateral Assignments, the Qualifying Control Agreements, the Collateral Access Agreements, the Real Property Security Documents and other security documents as may be executed and delivered by the Loan Parties pursuant to the terms of Section 7.14.

“Collateral Questionnaire” means that certain collateral questionnaire dated as of the Effective Date, in form and substance reasonably satisfactory to the Administrative Agent and executed by a Responsible Officer of the Borrower.

“Commitment” means a Term A Commitment, a Term B Commitment or a Term C Commitment, as the context may require.

“Communication” means this Agreement, any Investment Document and any document, amendment, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to any Investment Document.

“Compliance Certificate” means a certificate substantially in the form of Exhibit E.

“Confidential Information” means all non-public information, whether written, oral or in any electronic, visual or other medium, that is the subject of reasonable efforts to keep confidential and that is owned by the Borrower or any Subsidiary or that the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Consolidated Revenues” means, for any period, for the Borrower and its Subsidiaries on a consolidated basis, all amounts paid to and received by the Borrower and its Subsidiaries in the ordinary course of business that, in accordance with the Applicable Accounting Standard, would be classified as net revenue, excluding upfront payments, milestones and other similar one-time payments received by the Borrower or any of its Subsidiaries that are not related to the sale of products or services; provided, that, “Consolidated Revenues” shall exclude the revenues generated by any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of the income resulting from such revenues is not at the time permitted by operation of the terms of its Organization Documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. Without limiting the generality of the foregoing, a Person shall be deemed to be Controlled by another Person if such other Person possesses, directly or indirectly, power to vote ten percent (10%) or more of the securities having ordinary voting power for the election of directors, managing general partners or the equivalent.

“Conversion Amount” means the “Aggregate Conversion Amount” (as defined in the applicable Conversion Instrument) to be paid (by way of deemed repayment of Loans pursuant to Section 2.14) by the Converting Lender to the Borrower in connection with any exercise of the conversion rights pursuant to the terms of the Conversion Instrument held by such Converting Lender.

“Conversion Instruments” means those certain common share conversion instruments, substantially in the form of Exhibit G, entered into as of the Effective Date among the Borrower, the Lenders and the Administrative Agent.

“Conversion Share” means any common share in the capital of the Borrower (subject to any changes thereto in accordance with the terms of the Conversion Instruments) issued or issuable upon exercise of the conversion rights pursuant to the terms of the Conversion Instruments.

“Convertible Bond Indebtedness” means Indebtedness having a feature which entitles the holder thereof to convert or exchange all or a portion of such Indebtedness into Qualified Capital Stock of the Borrower, or which otherwise automatically converts into Qualified Capital Stock of the Borrower pursuant to the terms of such Indebtedness.

“Converting Lender” has the meaning set forth in Section 2.14(a).

“Copyright License” means any written agreement providing for the grant of any right to use any Work under any Copyright.

“Copyrights” means (a) all proprietary rights afforded Works pursuant to Title 17 of the United States Code, including, without limitation, all rights in mask works, copyrights and original designs, and all proprietary rights afforded such Works by other countries for the full term thereof (and including all rights accruing by virtue of bilateral or international treaties and conventions thereto), whether registered or unregistered, including, but not limited to, all applications for registration, renewals, extensions, reversions or restorations thereof now or hereafter provided for by law and all rights to make applications for registrations and recordations, regardless of the medium of fixation or means of expression, which are owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to and (b) all copyright rights under the copyright laws of the United States, Canada and all other countries for the full term thereof (and including all rights accruing by virtue of bilateral or international copyright treaties and conventions), whether registered or unregistered, including, but not limited to, all applications for registration, renewals, extensions, reversions or restorations of copyrights now or hereafter provided for by law and all rights to make applications for copyright registrations and recordations, regardless of the medium of fixation or means of expression, which are owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Credit Party” has the meaning set forth in Section 11.16.

“Cure Period” has the meaning set forth in Section 8.16(b)(i).

“Cure Right” has the meaning set forth in Section 8.16(b)(i).

“DEA” means the United States Drug Enforcement Administration and any successor administration thereto.

“Debt Issuance” means the issuance by any Loan Party or any Subsidiary of any Indebtedness other than Indebtedness permitted under Section 8.03.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” has the meaning set forth in Section 2.06(b).

“Defaulting Lender” means, subject to Section 2.12(b), any Lender, as determined by the Administrative Agent, that (a) has failed to perform any of its funding obligations hereunder, including with respect to any Term B Commitments or Term C Commitments, within three (3) Business Days of the date required to be funded by it hereunder, (b) has notified the Borrower or the Administrative Agent that it does not intend to comply with its funding obligations hereunder or (c) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided, that, a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interests in that Lender or any direct or indirect parent company thereof by a Governmental Authority.

“Designated Jurisdiction” means any country or territory to the extent that such country or territory is the subject of any Sanction.

“Disposition” or “Dispose” means the sale, transfer, license, lease, issuance or other disposition (including (x) any Sale and Leaseback Transaction and (y) any issuance by any Subsidiary of its Equity Interests) of any property by any Loan Party or any Subsidiary, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

“Disqualified Capital Stock” means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, prior to the one hundred eighty-first (181st) day after the Maturity Date (in each case, other than any redemption or maturity payable solely in shares of Qualified Capital Stock), (b) requires the payment of any cash dividends at any time prior to the one hundred eighty-first (181st) day after the Maturity Date, (c) contains any repurchase obligation which may come into effect prior to payment in full of all Obligations, or (d) is convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Equity Interests referred to in clause (a), (b) or (c) above, in each case at any time prior to the one hundred eighty-first (181st) day after the Maturity Date; provided, that, any Equity Interests that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem or repurchase such Equity Interests upon the occurrence of a change in control or an asset sale occurring prior to the one hundred eighty-first (181st) day after the Maturity Date shall not constitute Disqualified Capital Stock if such Equity Interests provide that the issuer thereof will not redeem or repurchase any such Equity Interests pursuant to such provisions prior to the Facility Termination Date.

“Dollar” and “$” mean lawful money of the United States.

“Domain Names” means all domain names and URLs that are registered and/or owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Domestic Loan Party” means any Loan Party that is organized under the laws of any state of the United States or the District of Columbia.

“Domestic Subsidiary” means any Subsidiary that is organized under the laws of any state of the United States or the District of Columbia.

“Earn Out Obligations” means, with respect to an Acquisition, all obligations of the Borrower or any Subsidiary to make earn out or other contingency payments (including purchase price adjustments, non-competition and consulting agreements, or other indemnity obligations) pursuant to the documentation relating to such Acquisition. For purposes of determining the aggregate consideration paid for an Acquisition at the time of such Acquisition, the amount of any Earn Out Obligations shall be deemed to be the maximum amount of the earn-out payments in respect thereof as specified in the documents relating to such Acquisition. For purposes of determining the amount of any Earn Out Obligations to be included in the definition of Funded Indebtedness, the amount of Earn Out Obligations shall be deemed to be the aggregate liability in respect thereof, as determined in accordance with the Applicable Accounting Standard.

“Effective Date” means July 14, 2022.

“Electronic Copy” has the meaning set forth in Section 11.16.

“Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

“Eligible Assets” means fixed or capital assets that are used or useful in the same or a similar line of business as the Borrower and its Subsidiaries were engaged in on the Effective Date (or any reasonable extensions or expansions thereof). For the avoidance of doubt, Eligible Assets shall not include any current assets as classified by the Applicable Accounting Standard.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 11.06(b)(iii) and (v) (subject to such consents, if any, as may be required under Section 11.06(b)(iii)).

“Environmental Laws” means any and all federal, state, provincial, local, foreign and other applicable statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member, membership or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Equity Transfer Restriction Agreement” means any stock transfer restriction agreement, share transfer restriction agreement, business continuity agreement, or other similar agreement among the Borrower or any of its Subsidiaries, a Supported Practice, and each physician owner of such Supported Practice, in each case of the foregoing, in form and substance reasonably satisfactory to the Administrative Agent.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Borrower within the meaning of Section 414(b) or (c) of the Internal Revenue Code (and Sections 414(m) and (o) of the Internal Revenue Code for purposes of provisions relating to Section 412 of the Internal Revenue Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan, (b) the withdrawal of the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA, (c) a complete or partial withdrawal by the Borrower or any ERISA Affiliate from a Multiemployer Plan, (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Sections 4041 or 4041A of ERISA, (e) the institution by the PBGC of proceedings to terminate a Pension Plan, (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Internal Revenue Code or Sections 303, 304 and 305 of ERISA, or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any ERISA Affiliate.

“Event of Default” has the meaning set forth in Section 9.01.

“Excluded Account” means (a) any demand deposit account, securities account, commodity account or other accounts where money or securities are or may be maintained of any Loan Party (and all cash, Cash Equivalents and other securities or instruments credited thereto or deposited therein) that is a zero balance account or is used solely and exclusively for payroll, payroll taxes, and other employee wage and benefit payments to or for any Loan Party’s employees, (b) each Government Receivables Account and (c) any other deposit account, securities account, commodity account or other account which, together with all other such accounts excluded pursuant to this clause (c), do not at any time hold cash and Cash Equivalents with an aggregate average monthly balance in excess of $300,000.

“Excluded Property” means, with respect to any Loan Party, including any Person that becomes a Loan Party after the Effective Date as contemplated by Section 7.12, (a) (i) any owned real property with a fair market value of less than $1,000,000 and (ii) any leasehold interest of any Loan Party in real property, (b) solely with respect to any Domestic Loan Party or Canadian Loan Party, any personal property (including, without limitation, motor vehicles) in respect of which perfection of a Lien is not either (i) governed by the Uniform Commercial Code or the PPSA, respectively, or (ii) effected by appropriate evidence of the Lien being filed in either the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office, unless requested by the Administrative Agent or the Required Lenders, (c) any property which, subject to the terms of Section 8.09, is subject to a Lien of the type described in Section 8.01(i) pursuant to documents which prohibit such Loan Party from granting any other Liens in such property, (d) any United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable United States law; provided, that, upon submission and acceptance by the United States Patent and Trademark Office of an amendment to allege use pursuant to 15 U.S.C. Section 1060(a) (or any successor provision), such intent-to-use trademark application shall no longer constitute “Excluded Property” and shall be considered Collateral, (e) solely with respect to any Domestic Loan Party or Canadian Loan Party, any permit, lease, license, contract or other agreement if the grant of a security interest in such permit, lease, license, contract or other agreement in the manner contemplated by the Collateral Documents, under the terms thereof or under applicable Law, is prohibited and would result in the termination thereof or give the other parties thereto the right to terminate, accelerate or otherwise alter such Loan Party’s rights, titles and interests thereunder (including upon the giving of notice or the lapse of time or both); provided, that, (i) any such limitation described in the foregoing clause (e) on the security interests granted under the Collateral Documents shall only apply to the extent that any such prohibition is not rendered ineffective pursuant to the Uniform Commercial Code, the PPSA or any other applicable Law, in each case, that has the effect of permitting the grant of a security interest and preventing any termination, acceleration or alteration of such Loan Party’s rights, titles and interests thereunder as a result of such grant of a security interest and (ii) in the event of the termination or elimination of any such prohibition or the requirement for any consent contained in any applicable Law, permit, lease, license, contract or other agreement, or upon the granting of any such consent, or waiving or terminating any requirement for such consent, a security interest in such permit, lease, license, contract or other agreement shall be automatically and simultaneously granted under the Collateral Documents and such permit, lease, license, contract or other agreement shall be included as Collateral, (f) until the first date after the Effective Date on which the value of the equipment, inventory and other tangible personal property of the Loan Parties located in the Province of Quebec (as determined in the good faith judgment of the Borrower) exceeds $500,000 in the aggregate, all equipment, inventory and other tangible personal property located in the Province of Quebec and (g) any real or personal property as to which the Administrative Agent and the Borrower agree in writing that the costs or other consequences of obtaining a security interest in or perfection thereof are excessive in view of the benefits to be obtained by the Secured Parties therefrom.

“Excluded Subsidiary” means any Immaterial Subsidiary; provided, that, in no event shall a Person that is a Guarantor thereafter be deemed an Excluded Subsidiary.

“Exclusion Event” means any event or events resulting in the exclusion of the Borrower, any of its Subsidiaries, or any Supported Practice from participation in any Medical Reimbursement Program.

“Existing Credit Agreement” means that certain Credit and Security Agreement, dated as of December 31, 2020, among the Borrower, TMS Neurohealth Centers Inc., as borrower, the other credit parties from time to time party thereto, the lenders from time to time party thereto, and Oxford Finance LLC, as agent for the lenders, as amended or otherwise modified prior to the date hereof.

“Existing SBA Indebtedness” means the Indebtedness of Check Five LLC, a Delaware limited liability company, owing to the U.S. Small Business Association pursuant to (a) that certain Loan Authorization and Agreement, dated as of May 24, 2020, by and between the U.S. Small Business Administration and Check Five, LLC (as amended or otherwise modified prior to the date hereof) and (b) that certain Note (Secured Disaster Loans), dated as of May 24, 2020, executed by Check Five, LLC in favor of the U.S. Small Business Association (as amended or otherwise modified prior to the date hereof).

“Extraordinary Receipts” means any cash received by or paid to or for the account of any Person not in the ordinary course of business, including tax refunds, pension plan reversions, proceeds of insurance (other than proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings), condemnation awards (and payments in lieu thereof), indemnity payments and any purchase price adjustments.

“Facility” means the Term A Facility, the Term B Facility or the Term C Facility, as the context may require.

“Facility Termination Date” means the date as of which all of the following shall have occurred: (a) all of the Commitments have terminated and (b) all Obligations have been paid in full in cash (other than contingent indemnification obligations for which no claim has been asserted).

“FATCA” means Sections 1471 through 1474 of the Internal Revenue Code as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Internal Revenue Code.

“FDA” means the Food and Drug Administration of the United States of America or any successor entity thereto.

“FDCA” means the Federal Food, Drug and Cosmetic Act, as amended, 21 U.S.C. Section 301 et seq. and all regulations promulgated thereunder.

“Federal Funds Rate” means, for any day, the rate per annum calculated by the Federal Reserve Bank of New York based on such day’s federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided, that, (a) if the Federal Funds Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement and (b) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day.

“Fee Letter” means that certain letter agreement dated as of the Effective Date, by and among the Borrower and the Administrative Agent.

“Flood Hazard Property” has the meaning set forth in the definition of “Real Property Security Documents”.

“Foreign Lender” has the meaning set forth in Section 3.01(d).

“Foreign Loan Party” means each Loan Party that is not a Domestic Loan Party.

“Foreign Subsidiary” means any Subsidiary that is not a Domestic Subsidiary.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

“Funded Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with the Applicable Accounting Standard:

(a)           all obligations, whether current or long-term, for borrowed money (including the Obligations) and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)           all purchase money Indebtedness;

(c)           the principal portion of all obligations under conditional sale or other title retention agreements relating to property purchased by such Person or any Subsidiary thereof (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business);

(d)           all obligations arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;

(e)           all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and, in each case, not past due for more than ninety (90) days after the date on which such trade account payable was created), including, without limitation, any Earn Out Obligations;

(f)           the Attributable Indebtedness of Capital Leases, Securitization Transactions and Synthetic Leases;

(g)           all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Disqualified Capital Stock in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(h)          all Funded Indebtedness of others secured by (or for which the holder of such Funded Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed;

(i)            all Guarantees with respect to Funded Indebtedness of the types specified in clauses (a) through (h) above of another Person; and

(j)            all Funded Indebtedness of the types referred to in clauses (a) through (i) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or joint venturer, except to the extent that Funded Indebtedness is expressly made non-recourse to such Person.

For purposes hereof, the amount of any direct obligation arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments shall be the maximum amount available to be drawn thereunder.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, consistently applied and as in effect from time to time.

“Government Receivable” means any Receivable that, consistent with the past accounting practices of the Borrower and its Subsidiaries, is initially classified as a Medicare Receivable, Medicaid Receivable or other government Receivable.

“Government Receivables Account” means an account established by Borrower, any of its Subsidiaries or any Supported Practice and used for receipt of Restricted Receivables, including, without limitation, Government Receivables.

“Governmental Authority” means the government of the United States, Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Licenses” means all applications to and requests for approval from a Governmental Authority for the right to manufacture, import, store, market, promote, advertise, offer for sale, sell, use and/or otherwise distribute a Product or perform any Service, including, without limitation, all filings filed with the FDA or Health Canada (in each case, or any equivalent foreign Governmental Authority), and all authorizations issuing from a Governmental Authority based upon or as a result of such applications and requests, which are owned by the Borrower or any Subsidiary, acquired by the Borrower or any Subsidiary via assignment, purchase or otherwise or that the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Guarantee” means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” means (a) each Subsidiary identified as a “Guarantor” on the signature pages hereto and (b) each other Person that joins as a Guarantor pursuant to Section 7.12, together with their successors and permitted assigns; provided, that, in no event shall any Excluded Subsidiary be a Guarantor.

“Guaranty” means the Guaranty made by the Guarantors in favor of the Secured Parties pursuant to Article IV.

“Harmful Code” means any automatic restraint, time-bomb, trap-door, virus, worm, Trojan horse or other harmful code or instrumentality that will cause any software, hardware or system to cease to operate or to fail to conform to its specifications.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Health Care Compliance Program” means as defined in Section 6.23(e).

“Health Care Laws” means all requirements of applicable Laws, if and to the extent applicable to the Borrower, any of its Subsidiaries or a Supported Practice, related in any way to: (a) the provision of, or payment for, Services, health care services, equipment, or supplies; (b) health care fraud, waste, and abuse, including the following, as amended from time to time, (i) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (ii) the federal Physician Self-Referral Law (Stark Law) (42 U.S.C. § 1395nn), (iii) the federal civil False Claims Act (31 U.S.C. §§ 3729-3733), (iv) the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), (v) the federal Exclusion Statute (42 U.S.C. §1320a-7), and (vi) other applicable requirements of applicable Laws related to self-referral, prohibited remuneration, or the defrauding of, or making of any false claim, false statement or misrepresentation of, material facts to any Medical Reimbursement Program; (c) required Permits; (d) Information Privacy and Security Laws; (e) the sale, marketing, storage, prescription or handling of drugs or medical devices, including the federal Controlled Substances Act (21 U.S.C. § 801 et seq.) and all applicable rules and requirements of the U.S. Drug Enforcement Administration (the “DEA”), the U.S. Food & Drug Administration (the “FDA”) and Health Canada; and (f) the disposal of medical waste.

“HHS” means the United States Department of Health and Human Services and any successor agency thereof.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, as amended by the Health Information Technology for Economic and Clinical Health (HITECH) Act (42 U.S.C. § 17921 et seq.), and as the same may be amended, modified, or supplemented from time to time, and any successor applicable Laws thereto.

“HMT” has the meaning set forth in the definition of “Sanctions”.

“IFRS” means the International Financial Reporting Standards as set out in the Chartered Professional Accountants of Canada Handbook - Accounting, as in effect from time to time.

“Immaterial Subsidiary” means at any time a Subsidiary (a) that has been designated in a written notice from the Borrower to the Administrative Agent as an “Immaterial Subsidiary” and for which such designation has not been revoked by the Borrower in a written notice to the Administrative Agent and (b) that (i) as of the last day of the fiscal quarter of the Borrower most recently ended for which the Loan Parties and their Subsidiaries were required to deliver financial statements pursuant to Section 7.01(a) or (b), did not have assets in excess of (A) for such Subsidiary (together with its Subsidiaries), five percent (5%) of the consolidated total assets of the Borrower and its Subsidiaries at the end of such fiscal quarter and (B) together with all other Immaterial Subsidiaries (and their respective Subsidiaries), fifteen percent (15%) of the consolidated total assets of the Borrower and its Subsidiaries at the end of such fiscal quarter; and (ii) for the period of four fiscal quarters most recently ended for which the Loan Parties and their Subsidiaries were required to deliver financial statements pursuant to Section 7.01(a) or (b), did not have Consolidated Revenues attributable to such Subsidiary for such period in excess of (A) for such Subsidiary (together with its Subsidiaries), five percent (5%) of Consolidated Revenues for such period and (B) together with all other Immaterial Subsidiaries (and their respective Subsidiaries), fifteen percent (15%) of Consolidated Revenues for such period.

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with the Applicable Accounting Standard:

(a)            all Funded Indebtedness;

(b)            the Swap Termination Value of any Swap Contract;

(c)            all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) and (b) above of any other Person; and

(d)            all Indebtedness of the types referred to in clauses (a) through (c) above of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person or a Subsidiary thereof is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to such Person or such Subsidiary.

“Indemnitee” has the meaning set forth in Section 11.04(b).

“Information” has the meaning set forth in Section 11.07.

“Information Privacy and Security Laws” means, collectively: (a) HIPAA; and (b) any other requirement of applicable Law concerning the privacy or security of personal information, including (i) Canadian, state and provincial data breach notification laws, (ii) Canadian, state and provincial health information privacy laws and (iii) Canadian, state and provincial consumer protection laws.

“Interest Payment Date” means (a) the last day of each March, June, September and December, commencing with the first such date to occur at least thirty (30) days after the Effective Date; provided, that, if any such last day is not a Business Day, the applicable “Interest Payment Date” shall be the first Business Day immediately preceding such last day of such month and (b) the Maturity Date.

“Interest Period” means, with respect to any Loan, (a) initially, the period commencing on (and including) the applicable borrowing date of such Loan and ending on (and including) the last day of the calendar quarter in which such borrowing date occurs; provided, that, if any such last day is not a Business Day, the applicable Interest Period shall end on the first Business Day immediately preceding such last day of such quarter, and (b) thereafter, the period beginning on (and including) the first day following the end of the preceding Interest Period and ending on the earlier of (and including) (x) the last day of the calendar quarter following the calendar quarter in which the preceding Interest Period ended; provided, that, if any such last day is not a Business Day, the applicable Interest Period shall end on the first Business Day immediately preceding such last day of such quarter, and (y) the Maturity Date.

“Interest Rate” means, for any Interest Period, a rate per annum equal to the sum of (a) the Applicable Margin plus (b) Three-Month LIBOR for such Interest Period; provided, that, if the Administrative Agent determines (which determination shall be conclusive absent manifest error) that a LIBOR Unavailability Period has commenced and is continuing, then at all times during such LIBOR Unavailability Period, the “Interest Rate” shall be a rate per annum equal to the sum of (i) the Applicable Margin plus (ii) the Prime Rate.

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Borrower and its Subsidiaries for the fiscal quarter ended March 31, 2022, including statements of financial position and statements of net loss and comprehensive loss, changes in equity and cash flows.

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

“Internal Revenue Service” means the United States Internal Revenue Service.

“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor Guarantees Indebtedness of such other Person, or (c) an Acquisition. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

“Investment Documents” means the Loan Documents, the Management Rights Letter and the Conversion Instruments.

“Involuntary Disposition” means any loss of, damage to or destruction of, or any condemnation or other taking for public use of, any property of any Loan Party or any of its Subsidiaries.

“IP Rights” means, collectively, all Confidential Information, all Copyrights, all Copyright Licenses, all Domain Names, all Permits, all Governmental Licenses, all Other Intellectual Property, all Other IP Agreements, all Patents, all Patent Licenses, all Proprietary Databases, all Proprietary Software, all Trademarks, all Trademark Licenses, all Trade Secrets, all Websites and all Website Agreements.

“Joinder Agreement” means a joinder agreement substantially in the form of Exhibit C executed and delivered by a Subsidiary in accordance with the provisions of Section 7.12.

“Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Lenders” means each of the Persons identified as a “Lender” on the signature pages hereto and their successors and assigns.

“Lending Office” means, as to any Lender, the office address of such Lender and, as appropriate, account of such Lender set forth on Schedule 11.02 or such other address or account as such Lender may from time to time notify the Borrower and the Administrative Agent.

“LIBOR Screen Rate” has the meaning set forth in the definition of “Three-Month LIBOR”.

“LIBOR Successor Rate” has the meaning set forth in Section 3.05.

“LIBOR Successor Rate Conforming Changes” means, with respect to any proposed LIBOR Successor Rate, any conforming changes to the definition of “Interest Payment Date,” “Interest Period,” “Interest Rate” or “Three-Month LIBOR,” the timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption of such LIBOR Successor Rate and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBOR Successor Rate exists, in such other manner of administration as the Administrative Agent determines in consultation with the Borrower).

“LIBOR Unavailability Period” means a period, commencing on the date on which the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that any of the events set forth in clauses (a), (b) or (c) below have occurred and are continuing through the date on which a LIBOR Successor Rate is established pursuant to Section 3.05:

(a)            adequate and reasonable means do not exist for ascertaining the LIBOR Screen Rate, including, without limitation, because the LIBOR Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary, or

(b)            loans currently being executed, or that include language similar to that contained in this definition and Section 3.05, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the LIBOR Screen Rate, or

(c)            for any reason the LIBOR Screen Rate with respect to any Loan does not adequately and fairly reflect the cost to the Lenders of funding such Loan.

“Licensed Provider” means a Person required to hold a Permit to practice their profession (including any physician, physician assistant, nurse practitioner, or nurse) and who is engaged in the delivery of professional health care services for, or on behalf of, any Supported Practice, whether such Licensed Provider is engaged as an employee, leased provider or independent contractor, of any Supported Practice.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), hypothec, charge or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

“Liquidity” means, as of any date, an amount equal to Unrestricted Cash as of such date that is held in accounts that are subject to a Qualifying Control Agreement.

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Term A Loan, a Term B Loan or a Term C Loan.

“Loan Documents” means this Agreement, each Note, each Joinder Agreement, each Collateral Document, the Fee Letter, the Collateral Questionnaire, each Term C Facility Joinder Agreement and any other agreement, instrument or document designated by its terms as a “Loan Document”.

“Loan Notice” means a notice of a Borrowing of Loans pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A.

“Loan Parties” means, collectively, the Borrower and each Guarantor.

“Make-Whole Amount” means, on any date of determination, with respect to any Loans repaid or required to be repaid, an amount equal to the greater of: (a) fifteen percent (15.00%) of the principal amount of the Loans repaid or required to be repaid, and (b) the present value as of such date of determination (as determined by the Administrative Agent in accordance with customary practice), discounted at the Three-Month Treasury Rate plus one percent (1.00%), of the remaining interest payment amounts (assuming for such purposes that the aggregate principal amount of such Loans is repaid in full on the Maturity Date (and, for the avoidance of doubt, without regard to the effect of any payments pursuant to Section 2.05)) of the Loans repaid or required to be repaid (assuming for purposes of such calculation that, on each Interest Payment Date occurring after the date of such repayment or requirement to repay and through the Maturity Date, interest with respect to such Loans shall be deemed to be capitalized in accordance with Section 2.06(c) by adding all PIK Period Paid-in-Kind Interest with respect to such Loans to the outstanding principal amount of such Loans on each such Interest Payment Date).

“Management Fees” means, with respect to the Borrower and its Subsidiaries, all management fees, administrative fees, deal fees, advisory fees, services fees and other similar fees, and distributions thereof and all accounts relating thereto, in each case payable under or on account of a Management Services Agreement or otherwise, whether in the form of cash or other property, and all rights to collect such fees and other distributions, and any cash or other property paid or payable or otherwise due to such Person from time to time in consideration of services rendered or goods provided by such Person.

“Management Rights Letter” means that certain letter agreement dated as of the Effective Date, by and among the Borrower and certain of the Lenders.

“Management Services Agreement” means each management services agreement entered into prior to the Effective Date between or among any Loan Party and a Supported Practice and any substantially similar management or administrative services agreement entered into between or among any Loan Party and a Supported Practice after the Effective Date pursuant to which (a) a Loan Party agrees to provide management, administrative and/or business services to such Supported Practice, (b) a Loan Party agrees to supply certain equipment, inventory, and/or the use of certain physical operating locations owned and/or leased by such Loan Party to such Supported Practice or (c) a Loan Party licenses any IP Rights to such Supported Practice, in each case, for the purpose of managing or providing management, administrative and/or business services to a healthcare practice, and in each case as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Management Services Organization” means any Person that provides administrative services, management services, support services (including payroll and reimbursement services), leased personnel, and/or other similar services to any Supported Practice.

“Master Agreement” has the meaning set forth in the definition of “Swap Contract”.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the business, properties or financial condition of the Borrower and its Subsidiaries taken as a whole, (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document to which it is a party or a material impairment in the perfection, value or priority of the Administrative Agent’s security interests in the Collateral, (c) an impairment of the ability of any Loan Party to perform its material obligations under any Loan Document to which it is a party, or (d) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

“Material Contracts” has the meaning set forth in Section 6.22.

“Material IP Right” means any IP Right that (a) is material to the operations, business, property or condition (financial or otherwise) of the Borrower and its Subsidiaries (including the generation of future revenues) or (b) the loss of which could reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.

“Material MSA” means a Management Services Agreement that generates in excess of $750,000 in Consolidated Revenues in any fiscal year during the term of such Management Services Agreement.

“Maturity Date” means September 30, 2027; provided, that, if such date is not a Business Day, the Maturity Date shall be the first Business Day immediately preceding such date.

“Maximum Rate” has the meaning set forth in Section 11.09.

“Medicaid” means the medical assistance program established under Title XIX of the Social Security Act (42 U.S.C. §1396 et seq.), as the same may be amended, modified, or supplemented from time to time, all applicable Laws governing such program, including all applicable federal and/or specific state regulations and rules implementing or otherwise governing administration or participation in such program, and any successor laws in respect thereof.

“Medicaid Receivable” means any Receivable with respect to which the obligor is a state or, to the extent provided by applicable Law, the United States acting through a state’s Medicaid agency, that arises out of charges reimbursable to any Credit Party or any Subsidiary of a Credit Party, including, without limitation, any Supported Practice, under Medicaid.

“Medical Reimbursement Programs” means, collectively: (a) any governmental payor program, including any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), which includes, (as applicable) Medicare, Medicaid, CHAMPVA and TRICARE, and any other “state health care program” as defined in 42 U.S.C. §1320a-7(h) (as applicable); and (b) all health care payor programs sponsored by (as applicable) private insurance plans, managed care plans, health maintenance organizations, preferred provider organizations, and any other health care payment or reimbursement program(s), in which the Borrower, any of its Subsidiaries, or any Supported Practice participates.

“Medicare” means the health insurance program for the aged and disabled established by Title XVIII of the Social Security Act (42 U.S.C. § 1395 et seq.), as the same may be amended, modified or supplemented from time to time, all applicable Laws governing such program, including all applicable federal and/or specific state regulations and rules implementing or otherwise governing administration or participation in such program, and any successor laws in respect thereof.

“Medicare Receivable” means any Receivable with respect to which the obligor is the United States that arises out of charges reimbursable to any Supported Practice under Medicare.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgages” means the mortgages, deeds of trust, debentures or deeds to secure debt that purport to grant to the Administrative Agent, for the benefit of the Secured Parties, a security interest in the fee interest of any Loan Party in real property (other than Excluded Property).

“MSA Collateral Assignment” means a collateral assignment between a Loan Party, a Supported Practice and the Administrative Agent, substantially in the form of Exhibit H (or in such other form as is reasonably satisfactory to the Administrative Agent), pursuant to which the Material MSA between such Loan Party and Supported Practice is collaterally assigned to Administrative Agent, for the benefit of the Secured Parties.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Multiple Employer Plan” means a Plan which has two or more contributing sponsors (including the Borrower or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

“Mutually Agreed Upon Acquisition” means the Acquisition (or series of related Acquisitions) designated by the Borrower as the “Mutually Agreed Upon Acquisition,” which designation must be approved by the Administrative Agent in its sole and absolute discretion; provided, that, if the Borrower would like to designate an Acquisition (or series of Acquisitions) as the “Mutually Agreed Upon Acquisition,” then the Borrower shall provide written notice to the Administrative Agent to that effect (including such other documents and certificates as the Administrative Agent shall reasonably require in connection therewith) and within ten (10) Business Days after receipt thereof, the Administrative Agent shall inform the Borrower by written notice whether it approves, in its sole and absolute discretion, such Acquisition (or series of Acquisitions) as the “Mutually Agreed Upon Acquisition.”

“Nasdaq” means The Nasdaq Stock Market LLC.

“Net Cash Proceeds” means the aggregate cash or Cash Equivalents proceeds received by any Loan Party or any Subsidiary in respect of any Disposition, Debt Issuance, Involuntary Disposition or Extraordinary Receipts, net of (a) reasonable direct costs incurred in connection therewith (including, without limitation, legal, accounting and investment banking fees, and sales commissions), (b) taxes paid or payable as a result thereof, and (c) in the case of any Disposition or Involuntary Disposition, the amount necessary to retire any Indebtedness secured by a Permitted Lien (ranking senior to any Lien of the Administrative Agent) on the related property; it being understood that “Net Cash Proceeds” shall include, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received by any Loan Party or any Subsidiary in any Disposition, Debt Issuance, Involuntary Disposition or Extraordinary Receipt.

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all Lenders or all affected Lenders in accordance with the terms of Section 11.01 and (b) has been approved by the Required Lenders.

“Note” or “Notes” means the Term A Notes, the Term B Notes or the Term C Notes, individually or collectively, as appropriate.

“Obligations” means (a) all advances to, and all debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan and (b) all costs and expenses incurred in connection with enforcement and collection of the foregoing, including the fees, charges and disbursements of counsel, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof pursuant to any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.

“OIG” means the Office of the Inspector General of the United States Department of Health and Human Services and any successor thereof.

“Open Source License” means any license meeting the open source definition (as currently promulgated by the Open Source Initiative) or the free software definition (as currently promulgated by the Free Software Foundation), or any substantially similar license, including any copyleft license.

“Open Source Software” means any software subject to an Open Source License.

“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement (or equivalent or comparable documents with respect to any non-U.S. jurisdiction), and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” has the meaning set forth in Section 3.01(a).

“Other Intellectual Property” means all worldwide intellectual property rights, industrial property rights, proprietary rights and common-law rights, whether registered or unregistered, which are not otherwise included in Confidential Information, Copyrights, Copyright Licenses, Domain Names, Governmental Licenses, Other IP Agreements, Patents, Patent Licenses, Trademarks, Trademark Licenses, Proprietary Databases, Proprietary Software, Websites, Website Agreements and Trade Secrets, including, without limitation, all rights to and under all new and useful algorithms, concepts, data (including all clinical data relating to a Product and all analytical data associated with a Service), databases, designs, discoveries, inventions, know-how, methods, processes, protocols, chemistries, compositions, show-how, software, specifications for Products, techniques, technology, trade dress and all improvements thereof and thereto, which is owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Other IP Agreements” means any agreement, whether written or oral, providing for the grant of any right under any Confidential Information, Governmental Licenses, Proprietary Database, Proprietary Software, Trade Secret and/or any other IP Rights, to the extent that the grant of any such right is not otherwise the subject of a Copyright License, Trademark License, Patent License or Website Agreement.

“Other Taxes” has the meaning set forth in Section 3.01(b).

“Outstanding Amount” means with respect to any Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of any Loans occurring on such date.

“Parent Pledge Agreement” means the parent pledge agreement dated as of the Effective Date executed in favor of the Administrative Agent, for the benefit of the Secured Parties, by the Borrower, as amended or modified from time to time in accordance with the terms hereof.

“Participant” has the meaning set forth in Section 11.06(d).

“Participant Register” has the meaning set forth in Section 11.06(d).

“Patent License” means any agreement, whether written or oral, providing for the grant of any right under any Patent.

“Patents” means all letters patent and patent applications in the United States, Canada and all other countries (and all letters patent that issue therefrom), and all industrial designs and industrial design applications in Canada and all other countries, and all reissues, reexaminations, extensions, renewals, divisions and continuations (including continuations-in-part and continuing prosecution applications) thereof, for the full term thereof, together with the right to claim the priority thereto and the right to sue for past infringement of any of the foregoing, which are owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Payor” means any third party liable for payment for health care items or services provided or performed by the Borrower or any Subsidiary, Supported Practice or Licensed Provider, including all Medical Reimbursement Programs, private insurance companies, Blue Cross/Blue Shield, health maintenance organizations, preferred provider organizations, managed care systems and alternative delivery systems.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Pension Plan” means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by the Borrower and any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to minimum funding standards under Section 412 of the Internal Revenue Code.

“Permit” means any permit, approval, consent, authorization, license, registration, certification, accreditation, qualification, operating authority, concession, grant, franchise, or variance issued by any Governmental Authority that is required under applicable Health Care Laws and necessary in order for the Borrower, any of its Subsidiaries or any Supported Practice to provide Services or carry on its business as now conducted.

“Permitted Acquisition” means an Investment consisting of an Acquisition by a Loan Party; provided, that, (a) the property acquired (or the property of the Person acquired) in such Acquisition is used or useful in the same or a related line of business as the Borrower and its Subsidiaries were engaged in on the Effective Date (or any reasonable extensions or expansions thereof), (b) no Default or Event of Default shall have occurred and be continuing or would result from such Acquisition, (c) the Administrative Agent shall have received all items in respect of the Equity Interests or property acquired in such Acquisition required to be delivered by the terms of Section 7.12 and/or Section 7.14, (d) such Acquisition shall not be a “hostile” acquisition and shall have been approved by the Board of Directors and/or the shareholders (or equivalent) of the applicable Loan Party and the target of such Acquisition, (e) the Borrower shall have delivered to the Administrative Agent pro forma financial statements for the Borrower and its Subsidiaries after giving effect to such Acquisition for the twelve (12) month period ending as of the most recent fiscal quarter end in a form reasonably satisfactory to the Administrative Agent, (f) the representations and warranties made by the Loan Parties in each Loan Document shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality or reference to Material Adverse Effect) at and as if made as of the date of such Acquisition (after giving effect thereto) except to the extent any such representation and warranty expressly relates to an earlier date, in which case it shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality or reference to Material Adverse Effect) as of such earlier date and (g) the aggregate consideration (including any Earn Out Obligations) paid by the Borrower and its Subsidiaries for all such Acquisitions during the term of this Agreement shall not exceed $10,000,000 in the aggregate.

“Permitted Dispositions” means (a) the sale, lease, license, transfer or other disposition of inventory in the ordinary course of business, (b) the sale, lease, license, transfer or other disposition in the ordinary course of business of surplus, obsolete or worn out property no longer used or useful in the conduct of business of any Loan Party and its Subsidiaries, (c) any sale, lease, license, transfer or other disposition of property to any Loan Party or any Subsidiary; provided, that, if the transferor of such property is a Loan Party (i) the transferee thereof must be a Loan Party or (ii) to the extent such transaction constitutes an Investment, such transaction is permitted under Section 8.02, (d) granting licenses of IP Rights on a non-exclusive basis in the ordinary course of business to the extent (i) not interfering with the Business of the Borrower and its Subsidiaries and (ii) not resulting in a legal transfer of such IP Rights, (e) any Involuntary Disposition, (f) the sale, transfer, issuance or other disposition of a de minimis number of shares of the Equity Interests of a Foreign Subsidiary in order to qualify members of the governing body of such Subsidiary if required by applicable Law, (g) the abandonment or other disposition of IP Rights that are not material and are no longer used or useful in any material respect in the Business of the Borrower and its Subsidiaries, (h) licenses, sublicenses, leases or subleases (in each case, other than with respect to IP Rights or intellectual property) granted to third parties in the ordinary course of business and not interfering with the Business of the Borrower and its Subsidiaries, (i) dispositions of cash and Cash Equivalents in the ordinary course of business, (j) dispositions of less than fifty percent (50%) of the Equity Interests of a Subsidiary that is a Management Services Organization in connection with an Acquisition permitted under this Agreement or the termination of a Management Services Agreement, in each case, to the extent that the Loan Parties remain in compliance with Section 8.13; and (k) to the extent constituting a Disposition, Investments permitted under Section 8.02 (other than by reference to Section 8.05 or this definition (or any sub-clause thereof or hereof)) and Restricted Payments permitted under Section 8.06 (other than by reference to Section 8.05 or this definition (or any sub-clause thereof or hereof)).

“Permitted Liens” means, at any time, Liens in respect of property of any Loan Party or any of its Subsidiaries permitted to exist at such time pursuant to the terms of Section 8.01.

“Permitted MSA Amendments” means waivers, reductions, delays or amendments to Material MSAs that could not reasonably be expected to be materially adverse to Administrative Agent or the Lenders or materially impair Administrative Agent’s or any Lender’s rights under the Loan Documents.

“Permitted MSA Termination” means the termination (whether or not for cause) by a Loan Party or a Subsidiary of a Loan Party of a Management Services Agreement that could not reasonably be expected to be materially adverse to Administrative Agent or the Lenders or result in a material impairment in the perfection, value or priority of the Administrative Agent’s security interests in the Collateral.

“Permitted Refinancing” means, with respect to any Indebtedness, any extensions, renewals and replacements of such Indebtedness; provided, that, such extension, renewal or replacement (a) shall not increase the outstanding principal amount of such Indebtedness, (b) contains terms relating to outstanding principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole no less favorable in any material respect to the Loan Parties and their respective Subsidiaries or the Secured Parties than the terms of any agreement or instrument governing such existing Indebtedness, (c) shall have an applicable interest rate or equivalent yield which does not exceed the interest rate or equivalent yield of the Indebtedness being extended, renewed or replaced, (d) shall not contain any new requirement to grant any Lien or to give any Guarantee that was not an existing requirement of the Indebtedness being extended, renewed or replaced and (e) after giving effect to such extension, renewal or replacement, no Default or Event of Default shall have occurred (or would reasonably be expected to occur) as a result thereof.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“PIK Period” has the meaning set forth in Section 2.06(c)(i).

“PIK Period Cash Pay Interest” has the meaning set forth in Section 2.06(c)(i).

“PIK Period Paid-in-Kind Interest” has the meaning set forth in Section 2.06(c)(i).

“Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of the Borrower or any ERISA Affiliate or any such Plan to which the Borrower or any ERISA Affiliate is required to contribute on behalf of any of its employees.

“PPSA” means the Personal Property Security Act (Ontario); provided, that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Personal Property Security Act as in effect in a Canadian jurisdiction other than the Province of Ontario, “PPSA” means the Personal Property Security Act as in effect from time to time in such other jurisdiction, as applicable, for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Prime Rate” means, with respect to any Interest Period, a rate per annum equal to the greater of (a) one and one-half percent (1.50%) per annum and (b) the fluctuating rate per annum equal to the highest rate published in the “Money Rates” section of The Wall Street Journal as the “prime rate” then in effect (or, if such source is not available for any reason, such alternative source as reasonably determined by the Administrative Agent) on the first Business Day of such Interest Period; provided, that, the “Prime Rate” initially shall be set on the first Business Day of the applicable LIBOR Unavailability Period for the Interest Period in which such LIBOR Unavailability Period commences and shall thereafter be re-set on the on the first Business Day of each Interest Period occurring thereafter during the continuation of such LIBOR Unavailability Period.

“Product” means any product (including, but not limited to Proprietary Software) advertised, developed, in development, imported, exported, manufactured, marketed, offered for sale, provided, promoted, sold, tested, used or otherwise distributed by the Borrower or any Subsidiary in connection with the Businesses or that embody, in whole or in part, the IP Rights.

“Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” means, in respect of a Specified Transaction, that such Specified Transaction and the following transactions in connection therewith (to the extent applicable) shall be deemed to have occurred as of the first day of the applicable period for the applicable covenant or requirement: (a)(i) with respect to any Disposition, Involuntary Disposition or sale, transfer or other disposition that results in a Person ceasing to be a Subsidiary, income statement and cash flow statement items (whether positive or negative) attributable to the Person or property disposed of shall be excluded and (ii) with respect to any Acquisition or Investment, income statement and cash flow statement items (whether positive or negative) attributable to the Person or property acquired shall be included to the extent relating to any period applicable in such calculations to the extent (A) such items are not otherwise included in such income statement items for the Borrower and is Subsidiaries in accordance with the Applicable Accounting Standard or in accordance with any defined terms set forth in Section 1.01 and (B) such items are supported by financial statements or other information reasonably satisfactory to the Administrative Agent, (b) any retirement of Indebtedness and (c) any incurrence or assumption of Indebtedness by any Loan Party or any Subsidiary (and if such Indebtedness has a floating or formula rate, such Indebtedness shall have an implied rate of interest for the applicable period for purposes of this definition determined by utilizing the rate which is or would be in effect with respect to such Indebtedness as at the relevant date of determination); provided, that, Pro Forma Basis, Pro Forma Compliance and Pro Forma Effect in respect of any Specified Transaction shall be calculated in a reasonable and factually supportable manner and certified by a Responsible Officer of the Borrower.

“Proprietary Databases” means any material non-public proprietary database or information repository that is owned by the Borrower or any Subsidiary or that the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Proprietary Software” means any proprietary software owned, licensed or otherwise used (other than any software that is (a) in-licensed from a third party and (b) generally commercially available and/or off-the-shelf) including, without limitation, the object code and source code forms of such software and all associated documentation, which is owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Qualified Capital Stock” of any Person means any Equity Interests of such Person that are not Disqualified Capital Stock.

“Qualifying Control Agreement” means an agreement among a Loan Party, a depository institution or securities intermediary and the Administrative Agent, which agreement is in form and substance reasonably satisfactory to the Administrative Agent and which provides the Administrative Agent with “control” (as such term is used in Article 9 of the Uniform Commercial Code) over the deposit account(s) or securities account(s) described therein.

“Real Property Security Documents” means with respect to the fee interest of any Loan Party in any real property (other than Excluded Property):

(a)            a fully executed and notarized Mortgage encumbering the fee interest of such Loan Party in such real property;

(b)            if requested by the Administrative Agent in its sole discretion, maps or plats of an as-built survey of the sites of such real property certified to the Administrative Agent and the title insurance company issuing the policies referred to in clause (c) of this definition in a manner satisfactory to each of the Administrative Agent and such title insurance company, dated a date satisfactory to each of the Administrative Agent and such title insurance company by an independent professional licensed land surveyor, which maps or plats and the surveys on which they are based shall be sufficient to delete any standard printed survey exception contained in the applicable title policy and be made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys jointly established and adopted by the American Land Title Association and the American Congress on Surveying and Mapping in 2011 with items 2, 3, 4, 6(b), 7(a), 7(b)(1), 7(c), 8, 9, 10, 11(a), 13, 14, 16,17, 18 and 19 on Table A thereof completed;

(c)            ALTA mortgagee title insurance policies issued by a title insurance company acceptable to the Administrative Agent with respect to such real property, assuring the Administrative Agent that the Mortgage covering such real property creates a valid and enforceable first priority mortgage lien on such real property, free and clear of all defects and encumbrances except Permitted Liens, which title insurance policies shall otherwise be in form and substance satisfactory to the Administrative Agent and shall include such endorsements as are requested by the Administrative Agent;

(d)            evidence as to (i) whether such real property is in an area designated by the Federal Emergency Management Agency as having special flood or mud slide hazards (a “Flood Hazard Property”) and (ii) if such real property is a Flood Hazard Property, (A) whether the community in which such real property is located is participating in the National Flood Insurance Program, (B) the applicable Loan Party’s written acknowledgment of receipt of written notification from the Administrative Agent (1) as to the fact that such real property is a Flood Hazard Property and (2) as to whether the community in which each such Flood Hazard Property is located is participating in the National Flood Insurance Program and (C) copies of insurance policies or certificates of insurance of the Borrower and its Subsidiaries evidencing flood insurance satisfactory to the Administrative Agent and naming the Administrative Agent and its successors and/or assigns as sole loss payee on behalf of the Secured Parties;

(e)            if requested by the Administrative Agent in its sole discretion, an environmental assessment report, as to such real property, in form and substance and from professional firms acceptable to the Administrative Agent;

(f)            if requested by the Administrative Agent in its sole discretion, evidence reasonably satisfactory to the Administrative Agent that such real property, and the uses of such real property, are in compliance in all material respects with all applicable zoning laws (the evidence submitted as to which should include the zoning designation made for such real property, the permitted uses of such real property under such zoning designation and, if available, zoning requirements as to parking, lot size, ingress, egress and building setbacks); and

(g)            if requested by the Administrative Agent in its sole discretion, an opinion of legal counsel to the Loan Party granting the Mortgage on such real property, addressed to the Administrative Agent and each Lender, in form and substance reasonably acceptable to the Administrative Agent.

“Receivables” means all Patient accounts existing or hereafter created, any and all rights to receive payments due on such accounts from any Patient or third-party payor under or in respect of such account (including all insurance companies and Medical Reimbursement Programs), to the extent not evidenced by an instrument or chattel paper, and all proceeds of, or in any way derived from, any of the foregoing, whether directly or indirectly (including all interest, finance charges and other amounts payable by the obligor in respect thereof). With respect to such Receivables, the term “Patient” means, for any date of determination, any natural person for whom any items or services have been provided or performed prior to such date by any Supported Practice, including health care items, health care services, or Services.

“Recipient” means the Administrative Agent, any Lender, and any other recipient of any payment by or on account of any obligation of any Loan Party under any Loan Document.

“Register” has the meaning set forth in Section 11.06(c).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors, sub-advisors and representatives of such Person and of such Person’s Affiliates.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the thirty-day notice period has been waived.

“Required Lenders” means, at any time, Lenders having Total Credit Exposures representing more than fifty percent (50%) of the Total Credit Exposures of all Lenders. The Total Credit Exposure of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

“Responsible Officer” means the chief executive officer, president, general counsel, chief financial officer, treasurer, assistant treasurer or controller of a Loan Party and, solely for purposes of the delivery of certificates pursuant to Sections 5.01 or 7.12, the secretary or any assistant secretary of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted” means, when referring to cash or Cash Equivalents of the Loan Parties, that such cash or Cash Equivalents (a) appear (or would be required to appear) as “restricted” on a consolidated balance sheet of the Borrower and its Subsidiaries as determined in accordance with the Applicable Accounting Standard, or (b) are subject to any Lien in favor of any Person (other than bankers’ liens and rights of setoff) other than the Administrative Agent, for the benefit of the Secured Parties.

“Restricted Payment” means (a) any dividend or other distribution, direct or indirect, on account of any shares (or equivalent) of any class of Equity Interests of any Loan Party or any of its Subsidiaries, now or hereafter outstanding, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares (or equivalent) of any class of Equity Interests of any Loan Party or any of its Subsidiaries, now or hereafter outstanding, (c) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of Equity Interests of any Loan Party or any of its Subsidiaries, now or hereafter outstanding (d) any payment with respect to Earn Out Obligations and (e) any payment made in cash to any holder of any Convertible Bond Indebtedness in excess of the original principal (or notional) amount thereof, interest thereon and any fees due thereunder; provided, that, notwithstanding anything herein to the contrary, it is understood and agreed that any payment in cash due upon the conversion or settlement of any Convertible Bond Indebtedness (other than interest thereon and any fees due thereunder) shall constitute a Restricted Payment for all purposes hereunder.

“Restricted Receivables” means any account receivables generated by the Borrower or any Subsidiary from a line of business permitted under the Loan Documents, including any Receivables which, due to the requirements of applicable Laws, may not be paid by the payor into an account which is subject to a Qualifying Control Agreement.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of McGraw-Hill Financial, Inc., and any successor thereto.

“Sale and Leaseback Transaction” means, with respect to any Loan Party or any Subsidiary, any arrangement, directly or indirectly, with any Person whereby such Loan Party or such Subsidiary shall sell or transfer any property used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred.

“Sanction(s)” means any sanction administered or enforced by the United States government (including, without limitation, OFAC), the Canadian government, the United Nations Security Council, the European Union, Her Majesty’s Treasury (“HMT”) or other relevant sanctions authority.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Parties” means, collectively, the Administrative Agent, the Lenders and the Indemnitees.

“Securities Act” means the Securities Act of 1933.

“Securitization Transaction” means, with respect to any Person, any financing transaction or series of financing transactions (including factoring arrangements) pursuant to which such Person or any Subsidiary of such Person may sell, convey or otherwise transfer, or grant a security interest in, accounts, payments, receivables, rights to future lease payments or residuals or similar rights to payment to a special purpose subsidiary or affiliate of such Person.

“Services” means any services advertised, developed, in development, marketed, offered for sale, provided, promoted, sold, used or otherwise commercialized by the Borrower or any Subsidiary in connection with the Businesses or that embody, in whole or in part, the IP Rights, including those services set forth on Schedule 1.01 (as updated from time to time in accordance with the terms of this Agreement); provided, that, if the Borrower shall fail to comply with its obligations under this Agreement to give notice to the Administrative Agent and update Schedule 1.01 prior to selling, developing, providing, or marketing any new service, any such improperly undisclosed service shall be deemed to be included in this definition.

“Solvent” or “Solvency” means, with respect to any Person as of a particular date, that on such date (a) such Person is able to pay its debts and other liabilities, contingent obligations and other commitments as they mature in the ordinary course of business, (b) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay as such debts and liabilities mature in their ordinary course, (c) such Person is not engaged in a business or a transaction, and is not about to engage in a business or a transaction, for which such Person’s property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which such Person is engaged or is to engage, (d) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person and (e) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Equity Contribution” has the meaning set forth in Section 8.16(b)(i).

“Specified Permitted Holders” means (a) Benjamin Klein, (b) Batya Klein, (c) a corporation in respect of which the individuals identified in the foregoing clauses (a) and (b) hold direct or indirect beneficial ownership of all shares of Equity Interests of such corporation, (d) a partnership in respect of which the individuals identified in the foregoing clauses (a) and (b) hold direct or indirect beneficial ownership of all partnership shares of or interests in such partnership, (e) a limited liability company in respect of which the individuals identified in the foregoing clauses (a) and (b) hold direct or indirect beneficial ownership of all memberships in or interests of such company and (f) any trust established by an individual identified in the foregoing clauses (a) or (b) to the extent that such individual is the sole trustee and beneficiary.

“Specified Transaction” means (a) any Acquisition, any Disposition, any sale, transfer or other disposition that results in a Person ceasing to be a Subsidiary, any Involuntary Disposition, or any Investment that results in a Person becoming a Subsidiary, in each case, whether by merger, consolidation or otherwise or any incurrence or repayment of Indebtedness or (b) any other event that by the terms of the Loan Documents requires Pro Forma Compliance with a test or covenant, calculation as to Pro Forma Effect with respect to a test or covenant or requires such test or covenant to be calculated on a Pro Forma Basis.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of Voting Stock is at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower. A Supported Practice owned by one or more Licensed Providers shall not constitute Subsidiaries for purposes of this Agreement or any other Loan Document.

“Success Acquisition” shall mean the purchase, directly or indirectly, by TMS NeuroHealth Centers Inc., a Delaware corporation, of one hundred percent (100%) of the Equity Interests of Check Five LLC, a Delaware limited liability company d/b/a Success TMS for consideration consisting of Equity Interests of the Borrower, as detailed in and contemplated by the Success Acquisition Agreement.

“Success Acquisition Agreement” shall mean that certain Membership Interest Purchase Agreement, dated as of May 15, 2022, by and among the Borrower, TMS NeuroHealth Centers Inc., a Delaware corporation, Check Five LLC, a Delaware limited liability company d/b/a Success TMS, Success Behavioral Holdings LLC, a Florida limited liability company, Theragroup LLC, a Delaware limited liability company, Batya Klein, Benjamin Klein and the Bereke Trust U/T/A Dated 2/10/03, as in effect on the date hereof.

“Success Acquisition Documents” shall mean, collectively, the Success Acquisition Agreement and each other document, instrument, certificate and agreement executed and delivered in connection therewith.

“Supported Practice” means any Person (other than a Loan Party or a natural person) substantially engaged in the business of providing healthcare services to patients, and which Person has entered into a Management Services Agreement with the Borrower or another Loan Party.

“Supported Practice Requirements” means the following with respect to a Supported Practice: (a) Organization Documents of such Supported Practice reasonably satisfactory to Administrative Agent, (b) an executed Management Services Agreement, (c) to the extent reasonably advisable under applicable Law and obtainable by the Loan Parties using commercially reasonable efforts, Equity Transfer Restriction Agreements, (d) non-compete and non-solicit agreements with the primary employees and each physician owner of such Supported Practice responsible for providing all or substantially all of such Supported Practice’s professional services to the extent not prohibited by applicable Law (including Health Care Laws) to the extent obtainable by the Loan Parties using commercially reasonable efforts, and (e)  such other items that may be reasonably required by the Administrative Agent in connection with a Supported Practice unless such items do not comply with applicable Law in the reasonable opinion of health care regulatory counsel for Borrower and its Subsidiaries.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s) and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Synthetic Lease” means any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing arrangement whereby the arrangement is considered borrowed money indebtedness for tax purposes but is classified as an operating lease or does not otherwise appear on a balance sheet under the Applicable Accounting Standard.

“Takeover Change of Control” means a Change of Control occurring after the Effective Date in which any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934) of Equity Interests of the Borrower representing greater than fifty percent (50.00%) of the aggregate ordinary voting power in the election of the Board of Directors of the Borrower represented by the issued and outstanding Equity Interests of the Borrower on a fully diluted basis and taking into account all such securities that such person or group has the right to acquire pursuant to any option right.

“Tax Act” means the Income Tax Act (Canada) and the Regulations thereto, as amended from time to time.

“Taxes” has the meaning set forth in Section 3.01(a).

“Term A Borrowing” means a borrowing consisting of simultaneous Term A Loans made by each of the Term A Lenders pursuant to Section 2.01(a).

“Term A Commitment” means, as to each Term A Lender, its obligation to make a Term A Loan to the Borrower pursuant to Section 2.01(a), in the principal amount set forth opposite such Lender’s name on Schedule 2.01. The aggregate principal amount of the Term A Commitments of all of the Term A Lenders as in effect on the Effective Date is FIFTY MILLION DOLLARS ($50,000,000).

“Term A Facility” means, at any time, the aggregate principal amount of the Term A Loans of all Term A Lenders outstanding at such time.

“Term A Lender” means any Lender that holds one or more Term A Loans at such time.

“Term A Loan” means an advance made by any Term A Lender under the Term A Facility.

“Term A Note” has the meaning set forth in Section 2.09.

“Term B Availability Period” means the period from and including the Effective Date to the earliest of (a) December 31, 2022, (b) the date of termination of the Term B Commitments pursuant to Section 2.04 and (c) the date of termination of the Term B Commitments pursuant to Section 9.02.

“Term B Borrowing” means a borrowing consisting of simultaneous Term B Loans made by each of the Term B Lenders pursuant to Section 2.01(b).

“Term B Commitment” means, as to each Term B Lender, its obligation to make a Term B Loan to the Borrower pursuant to Section 2.01(b), in the principal amount set forth opposite such Lender’s name on Schedule 2.01. The aggregate principal amount of the Term B Commitments of all of the Term B Lenders as in effect on the Effective Date is FIVE MILLION DOLLARS ($5,000,000).

“Term B Facility” means, at any time, (a) on or prior to the funding of the Term B Loans, the aggregate amount of the Term B Commitments at such time and (b) thereafter, the aggregate Outstanding Amount of the Term B Loans of all Term B Lenders outstanding at such time.

“Term B Lender” means (a) at any time on or prior to the funding of the Term B Loans, any Lender that has a Term B Commitment at such time and (b) at any time after the funding of the Term B Loans, any Lender that holds one or more Term B Loans at such time.

“Term B Loan” means an advance made by any Term B Lender under the Term B Facility.

“Term B Note” has the meaning set forth in Section 2.09.

“Term C Availability Period” means the period commencing on the date of the establishment of the Term C Commitments pursuant to Section 2.13 to the earliest of (a) December 31, 2024, (b) the date of termination of the Term C Commitments pursuant to Section 2.04 and (c) the date of termination of the Term C Commitments pursuant to Section 9.02.

“Term C Borrowing” means a borrowing consisting of simultaneous Term C Loans made by each of the Term C Lenders pursuant to Section 2.01(c).

“Term C Commitment” means, as to each Term C Lender, its commitment to make a Term C Loan to the Borrower, in the principal amount specified in such Lender’s Term C Facility Joinder Agreement. The aggregate principal amount of the Term C Commitments of all of the Term C Lenders shall not exceed TWENTY MILLION DOLLARS ($20,000,000).

“Term C Facility” means, at any time, (a) after the establishment of the Term C Facility pursuant to Section 2.13 and during the Term C Availability Period, the aggregate amount of the Term C Commitments at such time and (b) thereafter, the aggregate Outstanding Amount of the Term C Loans of all Term C Lenders outstanding at such time.

“Term C Facility Joinder Agreement” means a joinder agreement, substantially in the form of Exhibit F, executed and delivered in accordance with the provisions of Section 2.13.

“Term C Lender” means (a) during the Term C Availability Period, any Lender that has a Term C Commitment at such time and (b) at any time after the Term C Availability Period, any Lender that holds one or more Term C Loans at such time.

“Term C Loan” means an advance made by any Term C Lender under the Term C Facility.

“Term C Note” has the meaning set forth in Section 2.09.

“Three-Month LIBOR” means, with respect to any Interest Period, a rate per annum equal to the greater of (x) one and one-half percent (1.50%) per annum and (y) the three-month London Interbank Offered Rate for deposits in Dollars at approximately 11:00 a.m. (London, England time), as determined by the Administrative Agent from the appropriate Bloomberg or Telerate page selected by the Administrative Agent (the “LIBOR Screen Rate”) (or any successor thereto or similar source reasonably determined by the Administrative Agent from time to time), two (2) Business Days prior to the first Business Day of such Interest Period and rounded up to the nearest 1/16 of one percent (1.00%). The Administrative Agent’s determination of interest rates shall be determinative in the absence of manifest error.

“Threshold Amount” means $1,000,000.

“Total Credit Exposure” means, as to any Lender at any time, the unused Commitments of such Lender at such time and the Outstanding Amount of all Loans of such Lender at such time.

“Trade Secrets” means any data or information that is not commonly known by or available to the public and which (a) derives economic value, actual or potential, from not being generally known to and not being readily ascertainable by proper means by other Persons who can obtain economic value from its disclosure or use, (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy and (c) which are owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“Trademark License” means any agreement, written or oral, providing for the grant of any right to use any Trademark.

“Trademarks” means all statutory and common-law trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers, and the goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications to register in connection therewith, under the laws of the United States, any state thereof, Canada or any other country or any political subdivision thereof, or otherwise, for the full term and all renewals thereof, which are owned by the Borrower or any Subsidiary or which the Borrower or any Subsidiary is licensed, authorized or otherwise granted rights under or to.

“TRICARE” means the program of medical benefits covering former and active members of the uniformed services and certain of their dependents, financed and administered by the United States Departments of Defense, Health and Human Services, and Transportation, and the term “TRICARE” shall also mean all requirements of applicable Laws governing such program.

“TSX” means the Toronto Stock Exchange.

“U.S. Pledge Agreement” means the New York law governed u.s. pledge agreement dated as of the Effective Date executed in favor of the Administrative Agent, for the benefit of the Secured Parties, by each of the Domestic Loan Parties, as amended or modified from time to time in accordance with the terms hereof.

“U.S. Security Agreement” means the New York law governed u.s. security agreement dated as of the Effective Date executed in favor of the Administrative Agent, for the benefit of the Secured Parties, by each of the Domestic Loan Parties, as amended or modified from time to time in accordance with the terms hereof.

“United States” and “U.S.” mean the United States of America.

“Unrestricted Cash” means, at any time, the aggregate domestic cash and Cash Equivalents of the Loan Parties (without duplication) that are not Restricted at such time.

“Voting Stock” means, with respect to any Person, Equity Interests issued by such Person the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even though the right so to vote has been suspended by the happening of such a contingency.

“Website Agreements” means all agreements between the Borrower and/or any Subsidiary and any other Person pursuant to which such Person provides any services relating to the hosting, design, operation, management or maintenance of any Website, including without limitation, all agreements with any Person providing website hosting, database management or maintenance or disaster recovery services to the Borrower and/or any Subsidiary and all agreements with any domain name registrar.

“Websites” means all websites that the Borrower or any Subsidiary shall operate, manage or control through a Domain Name, whether on an exclusive basis or a nonexclusive basis, including, without limitation, all content, elements, data, information, materials, hypertext markup language (HTML), software and code, works of authorship, textual works, visual works, aural works, audiovisual works and functionality embodied in, published or available through each such website and all intellectual property and proprietary rights in each of the foregoing.

“Wholly Owned Subsidiary” means, as to any Person, (a) any corporation one hundred percent (100%) of whose Equity Interests is at the time owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person and/or one or more Wholly Owned Subsidiaries of such Person owns one hundred percent (100%) of the Equity Interests at such time (other than, in the case of a Foreign Subsidiary with respect to the preceding clauses (a) or (b), director’s qualifying shares and/or other nominal amounts of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law). Unless otherwise specified, all references herein to a “Wholly Owned Subsidiary” or to “Wholly Owned Subsidiaries” shall refer to a Wholly Owned Subsidiary or Wholly Owned Subsidiaries of the Borrower.

“Withholding Agent” means any Loan Party, the Administrative Agent and any other Person required by applicable Law to withhold or deduct amounts from a payment made by or on account of any obligation of any Loan Party under any Loan Document.

“Work” means any work or subject matter that is subject to protection pursuant to Title 17 of the United States Code.

1.02            Other Interpretive Provisions.

With reference to this Agreement and each other Investment Document, unless otherwise specified herein or in such other Investment Document:

(a)            The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including the Investment Documents and any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, modified, extended, restated, replaced or supplemented from time to time (subject to any restrictions set forth herein or in any other Investment Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “hereto”, “herein,” “hereof” and “hereunder,” and words of similar import when used in any Investment Document, shall be construed to refer to such Investment Document in its entirety and not to any particular provision thereof, (iv) all references in any Investment Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Investment Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified, extended, restated, replaced or supplemented from time to time and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real and personal property and tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)            In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(c)            Section headings herein and in the other Investment Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Investment Document.

(d)            Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, or an allocation of assets to a series of a limited liability company (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company shall constitute a separate Person hereunder (and each division of any limited liability company that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).

1.03            Accounting Terms.

(a)            Generally. Except as otherwise specifically prescribed herein, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, the Applicable Accounting Standard applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, except as otherwise specifically prescribed herein; provided, however, that, calculations of Attributable Indebtedness under any Synthetic Lease or the implied interest component of any Synthetic Lease shall be made by the Borrower in accordance with accepted financial practice and consistent with the terms of such Synthetic Lease. Notwithstanding the foregoing, for purposes of determining compliance with any covenant contained herein, Indebtedness of the Borrower and its Subsidiaries shall be deemed to be carried at 100% of the outstanding principal amount thereof, and the effects of IAS 32 on financial liabilities shall be disregarded.

(b)            Changes in Applicable Accounting Standard. The Borrower will provide a written summary of material changes in the Applicable Accounting Standard and in the consistent application thereof with each annual and quarterly financial statement delivered in accordance with Section 7.01 (including, without limitation, any material changes resulting from the conversion from the accounting standard identified in clause (a) of the definition of “Applicable Accounting Standard” to the accounting standard identified in clause (b) of the definition of “Applicable Accounting Standard”). If at any time any change in the Applicable Accounting Standard (including, without limitation, the conversion from the accounting standard identified in clause (a) of the definition thereof to the accounting standard identified in clause (b) of the definition thereof) would affect the computation of any financial requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such requirement to preserve the original intent thereof in light of such change in the Applicable Accounting Standard (subject to the approval of the Required Lenders (such approval not to be unreasonably withheld or delayed)); provided, that, until so amended, (i) such requirement shall continue to be computed in accordance with the Applicable Accounting Standard prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as requested hereunder setting forth a reconciliation between calculations of such requirement made before and after giving effect to such change in the Applicable Accounting Standard.

(c)            Consolidation of Variable Interest Rate Entities. All references herein to consolidated financial statements of the Borrower and its Subsidiaries or to the determination of any amount for the Borrower and its Subsidiaries on a consolidated basis or any similar reference shall, in each case, be deemed to include each variable interest entity that the Borrower is required to consolidate pursuant to IFRS 10 and IFRS 12 as if such variable interest entity was a Subsidiary as defined herein.

(d)            Pro Forma Calculations. Notwithstanding anything to the contrary contained herein, all calculations of the financial covenant set forth in Section 8.16(a) shall be made on a Pro Forma Basis with respect to all Specified Transactions occurring during the applicable period to which such calculation relates, including for the avoidance of doubt, giving effect to the Success Acquisition.

(e)            Calculations. For purposes of all calculations hereunder, the principal amount of any Convertible Bond Indebtedness shall be the outstanding principal (or notional) amount thereof, valued at par.

1.04            Times of Day.

Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

ARTICLE II

THE COMMITMENTS

2.01            Commitments .

(a)            Term A Borrowing. Subject to the terms and conditions set forth herein, each Term A Lender severally agrees to make a single loan to the Borrower, in Dollars, on the Effective Date in an aggregate amount not to exceed such Term A Lender’s Term A Commitment. The Term A Borrowing shall consist of Term A Loans made simultaneously by the Term A Lenders in accordance with their respective Term A Commitments. Term A Borrowings repaid or prepaid may not be reborrowed.

(b)            Term B Borrowing. Subject to the terms and conditions set forth herein, each Term B Lender severally agrees to make a single loan to the Borrower, in Dollars on any Business Day during the Term B Availability Period, in an aggregate amount not to exceed such Term B Lender’s Term B Commitment. The Term B Borrowing shall consist of Term B Loans made simultaneously by the Term B Lenders in accordance with their respective Term B Commitments. Term B Borrowings repaid or prepaid may not be reborrowed.

(c)            Term C Borrowing. Subject to Section 2.13 and the other terms and conditions set forth herein, following the establishment of the Term C Facility pursuant to Section 2.13, each Term C Lender severally agrees to make a single loan to the Borrower, in Dollars on any Business Day during the Term C Availability Period, in an aggregate amount not to exceed such Term C Lender’s Term C Commitment (it being understood and agreed, for the avoidance of doubt, that no Lender shall have any Term C Commitment unless and until such Lender agrees thereto in a Term C Facility Joinder Agreement). The Term C Borrowing shall consist of Term C Loans made simultaneously by the Term C Lenders in accordance with their respective Term C Commitments. Term C Borrowings repaid or prepaid may not be reborrowed.

2.02            Borrowings.

(a)            Each Borrowing shall be made upon the Borrower’s irrevocable notice (in the form of a written Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower) to the Administrative Agent, which must be given not later than (i) with respect to all Borrowings other than (A) the Term A Borrowing and (B) to the extent occurring on the Effective Date, the Term B Borrowing, 11:00 a.m. at least fifteen (15) Business Days (or such shorter period as may be agreed to by the Administrative Agent in its sole discretion) in advance of the requested date of any such Borrowing and (ii) with respect to (A) the Term A Borrowing and (B) to the extent occurring on the Effective Date, the Term B Borrowing, 9:00 a.m. at least two (2) Business Days (or such shorter period as may be agreed to by the Administrative Agent in its sole discretion) in advance of the requested date of such Borrowing. Each Loan Notice shall specify (x) the requested date of the Borrowing (which shall be a Business Day), (y) the applicable Facility under which the Borrower is requesting a Borrowing and (z) the principal amount of Loans to be borrowed. For the avoidance of doubt, the aggregate principal amount of (i) the Term A Borrowing shall be $50,000,000, (ii) the Term B Borrowing shall be in an amount of up to $5,000,000, as requested by the Borrower in the applicable Loan Notice and (iii) the Term C Borrowing shall be in an amount of up to the aggregate amount of Term C Commitments, as requested by the Borrower in the applicable Loan Notice.

(b)            Following receipt of a Loan Notice for a Facility, the Administrative Agent shall promptly notify each Appropriate Lender of the amount of its Applicable Percentage under such Facility of the applicable Loans. Each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 1:00 p.m. on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the conditions set forth in Section 2.01 and Section 5.02 (and, if such Borrowing is the initial Borrowing, Section 5.01), the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent by wire transfer of such funds in accordance with instructions provided to (and acceptable to) the Administrative Agent by the Borrower.

2.03            Prepayments.

(a)            Voluntary Prepayments. Subject to the payment of any repayment premium as required under Section 2.03(d), the exit fee required under Section 2.07(b) and any other fees or amounts payable hereunder at such time, the Borrower may, upon notice from the Borrower to the Administrative Agent, voluntarily prepay the Loans, in whole or in part; provided, that, (i) such notice must be received not later than (A) 11:00 a.m. five (5) Business Days prior to the date of prepayment or (B) 11:00 a.m. ten (10) Business Days prior to the date of prepayment if (I) the “Fair Market Value Per Common Share” (as defined in the Conversion Instruments) as of the date of such notice, as determined in accordance with any of the applicable clauses of such definition, is greater than the “Conversion Price” (as defined in the Conversion Instruments) then in effect, and (II) any such prepayment shall be in such amount that would cause the “Maximum Conversion Amount” (as defined in the Conversion Instruments) available for conversion under any Conversion Instrument to be decreased after giving effect to such prepayment, (ii) any such prepayment shall only be made on an Interest Payment Date (it being understood that the requirement set forth in this sub-clause (ii) shall not be applicable to any voluntary prepayment in full of the aggregate Outstanding Amount of the Loans in connection with a Facility Termination Date) and (iii) any such prepayment shall be in a principal amount of $5,000,000 or a whole multiple of $500,000 in excess thereof (or, if less, the entire principal amount thereof then outstanding). Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment pursuant to this Section 2.03(a) shall be accompanied by (w) all accrued interest on the principal amount of the Loans prepaid, (x) the repayment premium required under Section 2.03(d), (y) the exit fee required under Section 2.07(b) and (z) all fees, costs, expenses, indemnities and other amounts due and payable hereunder at the time of prepayment. Each such prepayment shall be applied (1) with respect to any such prepayment on or prior to June 30, 2026, first, to outstanding Term C Loans (if any), second, to outstanding Term B Loans (if any), and third, to outstanding Term A Loans (if any) and (2) with respect to any such prepayment after June 30, 2026, first, to outstanding Term C Loans (if any), second, to outstanding Term B Loans (if any), and third, to outstanding Term A Loans (if any), and, in the case of this clause (2), to the principal repayment installments of each such Loan in inverse order of when due. Each such prepayment shall be applied to the Loans of the Lenders in accordance with their respective Applicable Percentages in respect of each of the relevant Facilities.

(b)            Mandatory Prepayments – Offers to Prepay.

(i)            Dispositions and Involuntary Dispositions. The Borrower shall promptly (and in any event, within ten (10) Business Days) offer to the Lenders to immediately prepay the Loans in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds of all Dispositions and Involuntary Dispositions received by any Loan Party or any Subsidiary; provided, however, that, so long as no Default shall have occurred and be continuing, such Net Cash Proceeds shall not be required to be so offered, at the election of the Borrower (as notified by the Borrower to the Administrative Agent in writing on or prior to the date on which such offer would be required) to the extent such Net Cash Proceeds are reinvested in Eligible Assets within one hundred and eighty (180) days of the date of such Disposition or Involuntary Disposition; provided, further, that, the failure to reinvest such Net Cash Proceeds by such date shall result in such Net Cash Proceeds shall being immediately applied to prepay the Loans. Any prepayment pursuant to this clause (i) shall be applied as set forth in clause (iv) below.

(ii)           Extraordinary Receipts. The Borrower shall promptly (and, in any event, within ten (10) Business Days) upon the receipt by any Loan Party or any Subsidiary of the Net Cash Proceeds of any Extraordinary Receipt, offer to the Lenders to immediately prepay the Loans in an aggregate amount equal to one hundred percent (100%) of such Net Cash Proceeds provided, however, that, so long as no Default shall have occurred and be continuing, such Net Cash Proceeds shall not be required to be so offered, at the election of the Borrower (as notified by the Borrower to the Administrative Agent in writing on or prior to the date on which such offer would be required) to the extent such Net Cash Proceeds are reinvested in Eligible Assets within one hundred and eighty (180) days of the date of such receipt; provided, further, that, the failure to reinvest such Net Cash Proceeds by such date shall result in such Net Cash Proceeds being immediately applied to prepay the Loans. Any prepayment pursuant to this clause (ii) shall be applied as set forth in clause (iv) below.

(iii)          Debt Issuance. None of the Borrower, any other Loan Party or any Subsidiary shall be permitted to make a Debt Issuance unless the Loan Parties shall immediately prepay the Loans in an aggregate amount equal to one hundred percent (100%) of the Net Cash Proceeds thereof. Any prepayment pursuant to this clause (iii) shall be applied as set forth in clause (iv) below.

(iv)          Application of Mandatory Prepayments. All payments under this Section 2.03(b) shall be applied first to all fees (other than, for the avoidance of doubt, exit fees required by Section 2.07(b) and any repayment premium required by Section 2.03(d)), costs, expenses, indemnities and other amounts due and payable hereunder, then proportionately (based on the relation of such amounts to the total amount of the relevant payment under this Section 2.03(b)) to the payment or prepayment (as applicable) of the following amounts of the Obligations: default interest, if any, repayment premium required by Section 2.03(d), the exit fee required by Section 2.07(b), accrued interest and principal. Each such prepayment shall be applied (A) with respect to any such prepayment on or prior to June 30, 2026, first, to outstanding Term C Loans (if any), second, to outstanding Term B Loans (if any), and third, to outstanding Term A Loans (if any) and (B) with respect to any such prepayment after June 30, 2026, first, to outstanding Term C Loans (if any), second, to outstanding Term B Loans (if any), and third, to outstanding Term A Loans (if any), and, in the case of this clause (B), to the principal repayment installments of each such Loan in inverse order of when due. Each such prepayment shall be applied to the Loans of the Lenders in accordance with their respective Applicable Percentages in respect of each of the relevant Facilities.

(v)          Offers to Prepay. Each offer of prepayment made pursuant to this Section 2.03(b) or Section 2.03(c) shall specify the date and amount of the prepayment being offered. Each such offer shall be provided to the Lenders, with a copy to the Administrative Agent. Upon receipt of any such offer, each Lender shall promptly inform the Administrative Agent in writing whether it accepts such offer. If Lenders constituting the Required Lenders have informed the Administrative Agent that they have elected to accept an offer, then such offer shall be deemed accepted and the Administrative Agent shall promptly inform the Borrower thereof. Upon the Borrower’s receipt of notice of the acceptance of any such offer, the prepayment in the amount specified in such offer shall be immediately due and payable by the Loan Parties.

(c)            Change of Control. Upon the occurrence of a Change of Control, the Borrower shall offer to the Lenders to immediately prepay the Outstanding Amount of the Loans together with all accrued and unpaid interest thereon and any fees owed in connection therewith plus the repayment premium required by Section 2.03(d) plus the exit fee required by Section 2.07(b) plus all other Obligations. Each prepayment under this Section 2.03(c) shall be applied to the Loans of the Lenders in accordance with their respective Applicable Percentages in respect of each of the relevant Facilities.

(d)            Repayment Premiums. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, if all or any portion of the Loans are repaid, or required to be repaid, pursuant to this Section 2.03, Section 3.04, Article IX, Section 11.13 or otherwise (excluding (i) payments made, or required to be made, by the Borrower pursuant to Section 2.05 and (ii) deemed repayments made pursuant to Section 2.14 following any Converting Lender’s exercise of its conversion rights pursuant to the terms of the Conversion Instrument held by it), then, in all cases, the Borrower shall pay to the Lenders, for their respective ratable accounts, on the date on which such repayment is paid or required to be paid, in addition to the other Obligations so repaid or required to be repaid, a repayment premium equal to: (i) with respect to any repayment paid or required to be paid on or prior to June 30, 2024, (A) in connection with a Takeover Change of Control, fifteen percent (15.00%) of the principal amount of the Loans repaid or required to be repaid and (B) other than in connection with a Takeover Change of Control, the Make-Whole Amount with respect to such repayment, (ii) with respect to any repayment paid or required to be paid after June 30, 2024 but on or prior to June 30, 2025, four percent (4.00%) of the principal amount of the Loans repaid or required to be repaid, (iii) with respect to any repayment paid or required to be paid after June 30, 2025 but on or prior to June 30, 2026, three percent (3.00%) of the principal amount of the Loans repaid or required to be repaid, and (iv) with respect to any repayment paid or required to be paid after June 30, 2026, two percent (2.00%) of the principal amount of the Loans repaid or required to be repaid.

2.04            Termination or Reduction of Commitments.

(a)            Voluntary. The Borrower may, upon notice to the Administrative Agent, (i) during the Term B Availability Period terminate in full or reduce the Term B Commitments and (ii) following the establishment of the Term C Facility pursuant to Section 2.13, during the Term C Availability Period terminate in full or reduce the Term C Commitments; provided, that any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five (5) Business Days prior to the date of termination or reduction. Upon any termination or reduction of the Commitments under the Term B Facility or the Term C Facility, the Commitments of each Appropriate Lender under such Facility shall be reduced by such Lender’s Applicable Percentage of such reduction amount.

(b)            Mandatory. The Commitments under a Facility shall be automatically and permanently reduced to zero on the date of the Borrowing under such Facility pursuant to Section 2.01. The Term B Commitments shall be automatically and permanently reduced to zero on the date that the Term B Availability Period shall end. The Term C Commitments shall be automatically and permanently reduced to zero on the date that the Term C Availability Period shall end. Upon any reduction of the Commitments under a Facility, the Commitments of each Appropriate Lender under such Facility shall be reduced by such Lender’s Applicable Percentage of such reduction amount.

2.05            Repayment of Loans.

(a)            Term A Facility.

The Borrower shall repay the outstanding principal amount of the Term A Loans in installments on the dates set forth below, in each case, in the respective amounts set forth in the table below, unless accelerated sooner pursuant to Section 9.02:

Payment Date	Principal Amortization Payment (% of Principal Amount of Term A Facility Outstanding on June 30, 2026)
September 30, 2026	20.00%
December 31, 2026	20.00%
March 31, 2027	20.00%
June 30, 2027	20.00%
Maturity Date	Outstanding Principal Balance of Term A Loans

provided, however, that, (x) the final principal repayment installment of the Term A Loans shall be repaid on the Maturity Date and in any event shall be in an amount equal to the aggregate principal amount of all Term A Loans outstanding on such date and (y) if any principal repayment installment to be made by the Borrower shall come due on a day other than a Business Day, such principal repayment installment shall be due on the first preceding Business Day.

(b)            Term B Facility.

The Borrower shall repay the outstanding principal amount of the Term B Loans in installments on the dates set forth below, in each case, in the respective amounts set forth in the table below, unless accelerated sooner pursuant to Section 9.02:

Payment Date	Principal Amortization Payment (% of Principal Amount of Term B Facility Outstanding on June 30, 2026)
September 30, 2026	20.00%
December 31, 2026	20.00%
March 31, 2027	20.00%
June 30, 2027	20.00%
Maturity Date	Outstanding Principal Balance of Term B Loans

provided, however, that, (x) the final principal repayment installment of the Term B Loans shall be repaid on the Maturity Date and in any event shall be in an amount equal to the aggregate principal amount of all Term B Loans outstanding on such date and (y) if any principal repayment installment to be made by the Borrower shall come due on a day other than a Business Day, such principal repayment installment shall be due on the first preceding Business Day.

(c)            Term C Facility.

To the extent that the Term C Facility has been established pursuant to Section 2.13 and the Term C Borrowing has occurred, the Borrower shall repay the outstanding principal amount of the Term C Loans in installments on the dates set forth below, in each case, in the respective amounts set forth in the table below, unless accelerated sooner pursuant to Section 9.02:

Payment Date	Principal Amortization Payment (% of Principal Amount of Term C Facility Outstanding on June 30, 2026)
September 30, 2026	20.00%
December 31, 2026	20.00%
March 31, 2027	20.00%
June 30, 2027	20.00%
Maturity Date	Outstanding Principal Balance of Term C Loans

provided, however, that, (x) the final principal repayment installment of the Term C Loans shall be repaid on the Maturity Date and in any event shall be in an amount equal to the aggregate principal amount of all Term C Loans outstanding on such date and (y) if any principal repayment installment to be made by the Borrower shall come due on a day other than a Business Day, such principal repayment installment shall be due on the first preceding Business Day.

2.06            Interest.

(a)            Pre-Default Rate. Subject to the provisions of subsection (b) below, each Loan shall bear interest on the outstanding principal amount thereof for each Interest Period from the applicable borrowing date thereof, at a rate per annum equal to the Interest Rate for such Interest Period.

(b)            Default Rate. (i) Upon the occurrence and during the existence of any Event of Default, all outstanding Obligations shall thereafter bear interest at an interest rate per annum at all times equal to the Interest Rate for the applicable Interest Period plus four percent (4.00%) per annum (the “Default Rate”), to the fullest extent permitted by applicable Laws and (ii) accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable in cash on demand.

(c)            Paid-In-Kind Interest.

(i)            Beginning with the Effective Date and continuing through and including the Interest Payment Date occurring on June 30, 2026 (the “PIK Period”), so long as (x) no Event of Default has occurred and is continuing as of any such Interest Payment Date for which the Administrative Agent shall have delivered notice to the Borrower in writing prior to such Interest Payment Date that all interest due on such Interest Payment Date must be paid in cash as a result of such Event of Default and (y) the Borrower has not notified the Administrative Agent in writing prior to such Interest Payment Date that it intends to pay all interest due on such Interest Payment Date in cash, (A) a portion of the interest accruing on the Loans at a rate equal to the sum of (1) Three-Month LIBOR (or, if (I) a LIBOR Unavailability Period has commenced and is continuing, the Prime Rate or (II) if a LIBOR Successor Rate has been established pursuant to Section 3.05, the LIBOR Successor Rate) plus (2) six and one-half percent (6.50%) per annum (the “PIK Period Cash Pay Interest”) shall be due and payable in cash in arrears on each such Interest Payment Date and (B) the portion of the interest accruing on the Loans in excess of the PIK Period Cash Pay Interest (such interest, the “PIK Period Paid-in-Kind Interest”) shall be due and payable on each such Interest Payment Date by adding such PIK Period Paid-in-Kind Interest to the outstanding principal amount of the applicable Loans on such Interest Payment Date.

(ii)            Paid-in-Kind Interest Generally. Any and all such PIK Period Paid-in-Kind Interest so added to the principal amount of the Loans shall constitute and increase the principal amount of the Loans for all purposes under this Agreement, including without limitation, for purposes of calculating any repayment premium under Section 2.03(d) and any exit fee under Section 2.07(b) and shall bear interest in accordance with this Section 2.06. Upon the occurrence and during the continuation of any Event of Default during the PIK Period for which the Administrative Agent shall have delivered notice to the Borrower directing that all interest must be paid in cash as a result of such Event of Default, all interest accruing on the Loans shall be due and payable in cash in arrears on each Interest Payment Date and at such other times as may be specified herein.

(d)            Interest Generally. Interest on each Loan shall be due and payable in arrears on each Interest Payment Date and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.07            Fees.

(a)            The Borrower shall pay to the Administrative Agent and the Lenders, for their own respective accounts, fees in the amounts and at the times specified in the Fee Letter. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(b)            Upon the prepayment or repayment of all or any portion of the Loans (or upon the date any such prepayment or repayment is required to be paid), whether pursuant to Section 2.03, Section 2.05, Section 3.04, Section 9.02, Section 11.13, or otherwise (but excluding deemed repayments made pursuant to Section 2.14 following any Converting Lender’s exercise of its conversion rights pursuant to the terms of the Conversion Instrument held by it), the Borrower shall pay to the Lenders, for their respective ratable accounts, on the date on which such prepayment or repayment is paid or required to be paid, as the case may be, in addition to the other Obligations so prepaid, repaid or required to be prepaid or repaid, an exit fee in an amount equal to three percent (3.00%) of the principal amount of the Loans prepaid, repaid or required to be prepaid or repaid, as the case may be, on such date.

2.08            Computation of Interest.

(a)            All computations of interest shall be made on the basis of a 360-day year and actual days elapsed. Interest shall accrue on each Loan for the day on which such Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which such Loan or such portion is paid.

(b)            For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields. Each Loan Party hereby irrevocably agrees not to plead or assert, whether by way of defense or otherwise, in any proceeding relating to this Agreement and the other Loan Documents, that the interest payable under this Agreement and the calculation thereof has not been adequately disclosed to it, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

2.09            Evidence of Debt.

The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender in the ordinary course of business. The accounts or records maintained by each Lender shall be conclusive absent manifest error of the amount of Loans made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender a promissory note, which shall evidence such Lender’s Loans in addition to such accounts or records. Each such promissory note shall (i) in the case of the Term A Loans, be in the form of Exhibit B-1 (a “Term A Note”), (ii) in the case of the Term B Loans, be in the form of Exhibit B-2 (a “Term B Note”) and (iii) in the case of the Term C Loans, be in the form of Exhibit B-3 (a “Term C Note”). Each Lender may attach schedules to its Notes and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

2.10            Payments Generally.

(a)            General. All payments to be made by the Borrower shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff. Subject to Section 9.03, all payments of principal, interest, repayment premiums and fees (including any exit fee under Section 2.07(b)) on the Loans and all other Obligations payable by any Loan Party under the Loan Documents shall be due, without any presentment thereof, directly to the Lenders, at the respective Lending Offices of the Lenders; provided, that, if at the time of any such payment a Lender is a Defaulting Lender, such Defaulting Lender’s pro rata share of such payment shall be made directly to the Administrative Agent. The Loan Parties will make such payments in Dollars, in immediately available funds not later than 2:00 p.m. on the date due, marked for attention as indicated, or in such other manner or to such other account in any United States bank as the Lenders may from time to time direct in writing. All payments received by the Lenders after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest.

(b)            Obligations of Lenders Several. The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 11.04(c) are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 11.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 11.04(c).

(c)            Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

2.11            Sharing of Payments by Lenders.

If any Lender shall, by exercising any right of setoff or otherwise, obtain payment in respect of any principal of or interest on its portion of any of the Loans or repayment premium or exit fee in connection therewith resulting in such Lender’s receiving payment of a proportion of the aggregate amount of the Loans and accrued interest thereon and repayment premium and exit fees in connection therewith greater than its pro rata share thereof as provided herein, then the Lender shall (a) notify the Administrative Agent of such fact and (b) purchase (for cash at face value) participations in the portions of the Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of, accrued interest on and repayment premium and exit fees in connection with their respective portions of the Loans and other amounts owing them; provided, that:

(i)            if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)            the provisions of this Section 2.11 shall not be construed to apply to (x) any payment made by or on behalf of the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its portion of the Loans to any assignee or participant, other than an assignment to the Borrower or any Subsidiary (as to which the provisions of this Section 2.11 shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

2.12            Defaulting Lenders.

(a)            Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)            Waivers and Amendment. The Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of “Required Lenders” and Section 11.01.

(ii)           Reallocation of Payments. Any payment of principal, interest, fees or any other amount received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article IX or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 11.08), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; third, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; fourth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; fifth, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and sixth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided, that, if (x) such payment is a payment of the principal amount of any Loans in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans were made at a time when the conditions set forth in Section 5.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this Section 2.12(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(b)            Defaulting Lender Cure. If the Borrower and the Administrative Agent agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, that Lender will cease to be a Defaulting Lender; provided, that, no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; provided, further, that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Defaulting Lender.

2.13            Term C Facility.

At any time after the Effective Date but prior to December 31, 2024, upon prior written notice by the Borrower to the Administrative Agent, the Borrower may establish the Term C Facility with Term C Commitments from the existing Lenders in an aggregate amount not to exceed TWENTY MILLION DOLLARS ($20,000,000); provided, that:

(a)            (i) the aggregate principal amount of the Borrowing under the Term C Facility shall not exceed the aggregate amount of the Term C Commitments established pursuant to this Section 2.13 and (ii) there shall not be more than one (1) Borrowing under the Term C Facility;

(b)            prior to such time, the Borrower shall have drawn the full amount of the Term B Facility pursuant to Section 2.01(b);

(c)            no existing Lender shall be under any obligation to establish any Term C Commitment and any such decision whether to establish a Term C Commitment shall be in such Lender’s sole and absolute discretion;

(d)            (i) no Default or Event of Default shall exist and be continuing at the time of the establishment of the Term C Facility, (ii) the Term C Facility shall only be used to fund a Mutually Agreed Upon Acquisition and to pay fees and expenses in connection therewith and (iii) the conditions precedent set forth in Sections 5.02 and 5.03 shall have been satisfied prior to or contemporaneously with funding of any Term C Loans;

(e)            the maturity date for the Term C Facility shall be the Maturity Date and the scheduled principal amortization payments under the Term C Facility shall be as set forth in Section 2.05(c);

(f)            the Borrower shall have paid all fees required to be paid in connection therewith, whether pursuant to the Fee Letter or otherwise;

(g)            the Term C Lenders, the Administrative Agent and the Loan Parties shall have entered into (i) the Term C Facility Joinder Agreements and (ii) such technical amendments to this Agreement as are necessary, in the Administrative Agent’s reasonable discretion, to effect the inclusion of the Term C Facility herein;

(h)            Schedule 2.01 shall be deemed revised to reflect the commitments and commitment percentages of the Term C Lenders as set forth in the Term C Facility Joinder Agreements;

(i)            the Borrower shall have obtained commitments for the aggregate amount of the Term C Facility from existing Lenders pursuant to joinder documentation reasonably satisfactory to the Administrative Agent; and

(j)            the Borrower shall have delivered to the Administrative Agent a certificate dated as of the date of such institution and effectiveness (in sufficient copies for each Lender) signed by a Responsible Officer of the Borrower (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to the Term C Facility (to the extent not covered by the resolutions previously delivered to the Administrative Agent and the Lenders pursuant to Section 5.01(f)(ii)) and (ii) certifying that, before and after giving effect to the establishment of the Term C Facility, (x) the representations and warranties contained in Article VI and the other Loan Documents are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality or reference to Material Adverse Effect) on and as of such date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality or reference to Material Adverse Effect) as of such earlier date, and except that for purposes of this Section 2.13, the representations and warranties contained in subsections (a) and (b) of Section 6.05 shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 7.01 and (y) no Default or Event of Default exists.

2.14            Deemed Repayment Upon Exercise of Conversion Instruments.

(a)            Following any exercise by any Lender of its conversion rights pursuant to the terms of the Conversion Instrument held by it (such Lender, the “Converting Lender”), the Borrower shall be deemed, on the date the Borrower issues the applicable number of Conversion Shares (or delivers equivalent consideration in another form in accordance with the terms of such Conversion Instrument) to such Converting Lender in accordance with the terms of such Conversion Instrument, to have made a repayment on the principal amount of the Loans made by such Converting Lender in an amount equal to the applicable Conversion Amount. For the avoidance of doubt, any such deemed repayment of Loans by the Borrower under this Section 2.14(a) shall be in lieu of any payment of cash by such Converting Lender to the Borrower of the applicable Conversion Amount with respect to such exercise of conversion rights.

(b)            Each such deemed repayment shall be applied (i) with respect to any such repayment on or prior to June 30, 2026, first, to outstanding Term A Loans (if any) made by such Converting Lender, second, to outstanding Term B Loans (if any) made by such Converting Lender, and third, to outstanding Term C Loans (if any) made by such Converting Lender, and (ii) with respect to any such repayment after June 30, 2026, first, to outstanding Term A Loans (if any) made by such Converting Lender, second, to outstanding Term B Loans (if any) made by such Converting Lender, and third, to outstanding Term C Loans (if any) made by such Converting Lender, and, in the case of this clause (ii), to the principal repayment installments of each such Loan in inverse order of when due.

(c)            With respect to any such deemed repayment made to any Converting Lender pursuant to this Section 2.14, the Borrower shall not be required to pay any repayment premium under Section 2.03(d) or any exit fee under Section 2.07(b).

ARTICLE III

TAXES; YIELD PROTECTION

3.01            Taxes.

(a)            Except as required by applicable Law, all payments of principal and interest on the Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and other taxes, fees, duties, levies, assessments, withholdings or other charges of any nature whatsoever (including interest and penalties thereon) imposed by any taxing authority, excluding (i) taxes imposed on or measured by net income, franchise taxes or branch profits taxes, in each case, (A) imposed by a jurisdiction (or any political subdivision thereof) under which a Recipient is organized or conducts business or (B) that are imposed as a result of a present or former connection between a Recipient and the jurisdiction imposing such tax, other than connections arising from the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document (such taxes, other than as excluded in this clause (B), “Other Connection Taxes”), (ii) taxes arising under Part XIII of the Tax Act that are imposed on amounts paid or credited to, or for the account of a Recipient as a result of (W) the Recipient not dealing at arm’s length (for purposes of the Tax Act) with a Loan Party at the time of payment (including, for greater certainty, any direct or indirect partner of the Recipient) or (X) the Recipient being, or not dealing at arm’s length (for purposes of the Tax Act) with, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of any Loan Party at the time of payment, except where, in the case of clauses (W) or (X) above, any such non-arm’s length relationship arises by reason of the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to, or enforced any Loan Document or any Conversion Instrument, (iii) U.S. federal withholding taxes imposed on amounts payable to or for the account of a Recipient with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date on which (Y) such Recipient acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower pursuant to Section 11.13) or (Z) such Recipient changes its Lending Office, except in each case to the extent that, pursuant to this Section 3.01, amounts with respect to such taxes were payable either to such Recipient’s assignor immediately before such Recipient became a party hereto or to such Recipient immediately before it changed its Lending Office, (iv) any taxes attributable to such Recipient’s failure to comply with Section 3.01(d) and (v) any withholding tax imposed under FATCA (all non-excluded items being called “Taxes”). If any withholding or deduction of any Taxes from any payment by or on account of any obligation of any Loan Party hereunder is required in respect of any Taxes pursuant to any applicable Law, then (i) the applicable Withholding Agent shall be entitled to make such withholding or deduction and shall pay directly to the relevant Governmental Authority the full amount required to be so withheld or deducted, (ii) the applicable Withholding Agent shall promptly forward to the Administrative Agent an official receipt or other documentation reasonably satisfactory to the Administrative Agent evidencing such payment to such Governmental Authority and (iii) the sum payable by the applicable Loan Party shall be increased by such additional amount or amounts as is necessary to ensure that the net amount actually received by the applicable Recipient will equal the full amount such Recipient would have received had no such withholding or deduction of Taxes (including withholding or deduction of Taxes imposed on or attributable to amounts payable under this Section 3.01) been required.

(b)            In addition, the Loan Parties agree to pay any and all present or future stamp, court or documentary, intangible, recording, filing or similar taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to any of the Loan Documents, except any such taxes that are Other Connection Taxes imposed with respect to an assignment other than an assignment made pursuant to Section 11.13 (all such Taxes in this Section 3.01(b) hereinafter referred to as “Other Taxes”).

(c)            The Loan Parties shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Taxes and Other Taxes (including Taxes and Other Taxes imposed on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.

(d)            (i) If any Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, it shall deliver to the Borrower, at the time or times reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable Law or the taxing authorities of a jurisdiction pursuant to such applicable Law or reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower as will enable the Borrower to determine whether such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (d)(ii)(A), (ii)(B), and (ii)(C) of this Section) shall not be required if in the Lender’s reasonable judgement such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)            Without limiting the generality of the foregoing:

(A)            each Lender that is not a “United States person” as defined in Section 7701(a)(30) of the Internal Revenue Code, including any such Lender that purports to become an assignee of an interest pursuant to Section 11.06 after the Effective Date (each such Lender a “Foreign Lender”) shall execute and deliver to each of the Borrower and the Administrative Agent on or prior to the date that such Lender becomes a party hereto (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), one or more (as the Borrower or the Administrative Agent may reasonably request) duly completed and executed copies of (1) United States Internal Revenue Service Forms W-8ECI, W-8BEN, W-8BEN-E, W-8IMY (as applicable), (2) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Internal Revenue Code, certificates in form and substance acceptable to the Borrower and the Administrative Agent certifying that such Foreign Lender (and/or its beneficial owners or direct or indirect partners, as applicable) is entitled to the benefits of the exemption for portfolio interest under Section 881(c) of the Internal Revenue Code, and (3) other applicable forms, certificates or documents prescribed by the Internal Revenue Code or reasonably requested by the Borrower or the Administrative Agent certifying as to such Lender’s entitlement to any available exemption from or reduction of withholding or deduction of taxes;

(B)            each Lender that is a “United States person” as defined in Section 7701(a)(30) of the Internal Revenue Code shall execute and deliver to the Borrower and the Administrative Agent on or prior to the date such Lender becomes a party hereto (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), one or more (as the Borrower or the Administrative Agent may reasonably request) duly completed and executed copies of United States Internal Revenue Service Form W-9 certifying that such Lender is not subject to United States backup withholding; and

(C)            if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or Section 1472(b) of the Internal Revenue Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as required by Section 1471(b)(3)(C)(i) of the Internal Revenue Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (C), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 3.01 expires or becomes obsolete or inaccurate in any respect, it shall promptly update such form or certification or promptly notify the Administrative Agent and the Borrower of its inability to do so.

(e)            If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), it shall pay to the Borrower an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3.01 with respect to the taxes giving rise to such refund), net of all out-of-pocket expenses (including taxes) of the Borrower and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of such Recipient, shall repay to such Recipient the amount paid over pursuant to this Section 3.01(e) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such Recipient is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.01(e), in no event will a Recipient be required to pay any amount to the Borrower pursuant to this Section 3.01(e) the payment of which would place the Recipient in a less favorable net after-tax position than the Recipient would have been in if the tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such tax had never been paid. This Section 3.01(e) shall not be construed to require any Recipient to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

3.02            Increased Costs.

(a)            Increased Costs Generally. If any Change in Law shall:

(i)            impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)           subject any Recipient to any taxes (other than (A) Taxes and Other Taxes that are covered by Section 3.01(c) and (B) taxes that are excluded from the definition of Taxes in Section 3.01(a)) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)         impose on any Lender or the London interbank market any other condition, cost or expense (other than taxes) affecting this Agreement;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), then, upon written demand of such Lender, the Borrower will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender, as the case may be, for such additional costs incurred or reduction suffered.

(b)            Capital Requirements. If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)            Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)            Reserves on Loans. The Borrower shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including eurocurrency funds or deposits (currently known as “Eurocurrency liabilities”), additional interest on the unpaid principal amount of each Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which in each case shall be due and payable on each date on which interest is payable on such Loan; provided, that, the Borrower shall have received at least ten (10) days’ prior notice (with a copy to the Administrative Agent) of such additional interest or costs from such Lender. If a Lender fails to give notice ten (10) days prior to the relevant Interest Payment Date, such additional interest shall be due and payable ten (10) days from receipt of such notice.

(e)            Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender’s right to demand such compensation, provided, that, the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

3.03            Mitigation Obligations; Replacement of Lenders.

(a)            Designation of a Different Lending Office. If any Lender requests compensation under Section 3.02 or requires the Borrower to pay any Taxes, Other Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.04, then at the request of the Borrower such Lender shall, as applicable, use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.02, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.04, as applicable, and (ii) in each case, would not subject such Lender, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)            Replacement of Lenders. If any Lender requests compensation under Section 3.02, or if the Borrower is required to pay any Taxes, Other Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 and, in each case, such Lender has declined or is unable to designate a different Lending Office in accordance with Section 3.03(a), the Borrower may replace such Lender in accordance with Section 11.13.

3.04            Illegality.

If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its Lending Office to perform any of its obligations hereunder or to make, maintain or fund or charge interest with respect to any Borrowing, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to issue, make, maintain, fund or charge interest with respect to any such Borrowing or to make Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay the Loans immediately. Upon any such prepayment, the Borrower shall also pay accrued interest on the amount so prepaid and any applicable repayment premium under Section 2.03(d) and exit fee under Section 2.07(b) with respect thereto.

3.05            Three-Month LIBOR Unavailability Period.

Notwithstanding anything to the contrary in this Agreement or any other Loan Document, if the Administrative Agent determines (which determination shall be conclusive absent manifest error) that a LIBOR Unavailability Period has commenced and is continuing, then, reasonably promptly after such determination, the Administrative Agent shall give the Borrower notice thereof and the Administrative Agent and the Borrower may amend this Agreement to replace Three-Month LIBOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar U.S. dollar denominated credit facilities for such alternative benchmarks (any such proposed rate, a “LIBOR Successor Rate”), together with any proposed LIBOR Successor Rate Conforming Changes and any such amendment shall become effective at 5:00 p.m. (New York time) on the fifth (5th) Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment. It is understood and agreed that, for all purposes of this Agreement, once commenced, a “LIBOR Unavailability Period” shall be deemed to exist and be continuing unless and until such amendment has become effective in accordance with the terms hereof.

During the continuance of any LIBOR Unavailability Period, the obligation of the Lenders to make or maintain Loans with an Interest Rate calculated based on Three-Month LIBOR shall be suspended and the Borrower may revoke any pending request for a Borrowing of Loans with an Interest Rate calculated based on Three-Month LIBOR or, failing that, will be deemed to have converted such request into a request for a Borrowing of Loans with an Interest Rate calculated based on the Prime Rate.

Notwithstanding anything else herein, any definition of LIBOR Successor Rate shall provide that in no event shall such LIBOR Successor Rate be less than one and one-half percent (1.50%) for purposes of this Agreement.

3.06            Survival.

All of the Borrower’s obligations under this Article III shall survive termination of the Commitments, repayment of all Obligations hereunder and resignation of the Administrative Agent.

ARTICLE IV

GUARANTY

4.01         The Guaranty.

Each of the Guarantors hereby jointly and severally guarantees to each Secured Party and the Administrative Agent as hereinafter provided, as primary obligor and not as surety, the prompt payment of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof. The Guarantors hereby further agree that if any of the Obligations are not paid in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise), the Guarantors will, jointly and severally, promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full when due (whether at extended maturity, as a mandatory prepayment, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

Notwithstanding any provision to the contrary contained herein or in any other of the Loan Documents, the obligations of each Guarantor under this Agreement and the other Loan Documents shall be limited to an aggregate amount equal to the largest amount that would not render such obligations subject to avoidance under Debtor Relief Laws or any comparable provisions of any applicable state law.

4.02        Obligations Unconditional.

The obligations of the Guarantors under Section 4.01 are joint and several, absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents, or any other agreement or instrument referred to therein, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any law or regulation or other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, it being the intent of this Section 4.02 that the obligations of the Guarantors hereunder shall be absolute and unconditional under any and all circumstances. Each Guarantor agrees that such Guarantor shall have no right of subrogation, indemnity, reimbursement or contribution against the Borrower or any other Guarantor for amounts paid under this Article IV until such time as the Obligations (other than contingent indemnification obligations for which no claim has been asserted) have been paid in full and the Commitments have expired or terminated. Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of any Guarantor hereunder, which shall remain absolute and unconditional as described above:

(a)           at any time or from time to time, without notice to any Guarantor, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(b)           any of the acts mentioned in any of the provisions of any of the Loan Documents, or any other agreement or instrument referred to in the Loan Documents shall be done or omitted;

(c)           the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents, or any other agreement or instrument referred to in the Loan Documents shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

(d)           any Lien granted to, or in favor of, any Secured Party as security for any of the Obligations shall fail to attach or be perfected; or

(e)           any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of any Guarantor) or shall be subordinated to the claims of any Person (including, without limitation, any creditor of any Guarantor).

With respect to its obligations hereunder, each Guarantor hereby expressly waives diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Secured Parties exhaust any right, power or remedy or proceed against any Person under any of the Loan Documents, or any other agreement or instrument referred to in the Loan Documents, or against any other Person under any other guarantee of, or security for, any of the Obligations.

4.03         Reinstatement.

The obligations of the Guarantors under this Article IV shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Person in respect of the Obligations is rescinded or must be otherwise restored by any Secured Party, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and each Guarantor agrees that it will indemnify the Secured Parties on demand for all reasonable costs and expenses (including, without limitation, the fees, charges and disbursements of counsel) incurred by the Secured Parties in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law.

4.04         Certain Additional Waivers.

Each Guarantor agrees that such Guarantor shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 4.02 and through the exercise of rights of contribution pursuant to Section 4.06.

4.05         Remedies.

The Guarantors agree that, to the fullest extent permitted by law, as between the Guarantors, on the one hand, and the Secured Parties, on the other hand, the Obligations may be declared to be forthwith due and payable as provided in Section 9.02 (and shall be deemed to have become automatically due and payable in the circumstances provided in said Section 9.02) for purposes of Section 4.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other Person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other Person) shall forthwith become due and payable by the Guarantors for purposes of Section 4.01. The Guarantors acknowledge and agree that their obligations hereunder are secured in accordance with the terms of the Collateral Documents and that the Secured Parties may exercise their remedies thereunder in accordance with the terms thereof.

4.06         Rights of Contribution.

The Guarantors agree among themselves that, in connection with payments made hereunder, each Guarantor shall have contribution rights against the other Guarantors as permitted under applicable law. Such contribution rights shall be subordinate and subject in right of payment to the obligations of such Guarantors under the Loan Documents and no Guarantor shall exercise such rights of contribution until all Obligations (other than contingent indemnification obligations for which no claim has been asserted) have been paid in full and the Commitments have terminated.

4.07         Guarantee of Payment; Continuing Guarantee.

The guarantee in this Article IV is a guaranty of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising.

ARTICLE V

CONDITIONS PRECEDENT

5.01         Conditions to Initial Extensions of Credit and Issuance of Conversion Instruments.

This Agreement shall become effective and the obligation of each Lender to make its initial Loans hereunder and the obligation of the Borrower to issue the Conversion Instruments is subject to satisfaction of the following conditions precedent:

(a)           Investment Documents. Receipt by the Administrative Agent of executed counterparts of this Agreement and the other Investment Documents, each properly executed by a Responsible Officer of the signing Loan Party and each other party to such document, including, without limitation, the Conversion Instruments duly executed and issued by the Borrower, in each case in form and substance reasonably satisfactory to the Administrative Agent and the Lenders.

(b)           Opinions of Counsel. Receipt by the Administrative Agent of favorable opinions of legal counsel to the Loan Parties, addressed to the Administrative Agent and each Lender, dated as of the Effective Date, and in form and substance reasonably satisfactory to the Administrative Agent.

(c)           Financial Statements; Due Diligence. The Administrative Agent shall have received the Audited Financial Statements, the Interim Financial Statements and such other reports, statements and due diligence items as the Administrative Agent or any Lender shall reasonably request.

(d)           No Material Adverse Change. There shall not have occurred (i) a material adverse change since December 31, 2021 in the business, properties or financial condition of the Borrower and its Subsidiaries, taken as a whole or (ii) a Success Company Material Adverse Effect (as defined in the Success Acquisition Agreement) (provided, that, clause (vi) of such definition shall not be given effect to exclude the effect resulting or arising from any omission to act or action taken with the consent of the Purchasers (as defined in the Success Acquisition Agreement) unless the applicable action or omission to act shall also have been consented to in writing by the Administrative Agent).

(e)           Litigation. There shall not exist any action, suit, investigation or proceeding pending or threatened in any court or before an arbitrator or Governmental Authority that (i) could reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect or (ii) relates to the Success Acquisition.

(f)            Organization Documents, Resolutions, Etc. Receipt by the Administrative Agent of the following, each of which shall be originals or pdf scans, in form and substance reasonably satisfactory to the Administrative Agent and its legal counsel:

(i)            copies of the Organization Documents of each Loan Party certified to be true and complete as of a recent date by the appropriate Governmental Authority of the state or other jurisdiction of its incorporation or organization, where applicable, and certified by a Responsible Officer of such Loan Party to be true and correct as of the Effective Date;

(ii)            such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of each Loan Party as the Administrative Agent may reasonably require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Investment Documents to which such Loan Party is a party; and

(iii)            such documents and certifications as the Administrative Agent may reasonably require to evidence that each Loan Party is duly organized or formed, and is validly existing, in good standing and qualified to engage in business in its jurisdiction of organization or formation.

(g)           Perfection and Priority of Liens. Receipt by the Administrative Agent of the following:

(i)            searches of Uniform Commercial Code filings, PPSA filings or Bank Act (Canada) filings (or the equivalent) in the jurisdiction of formation of each Loan Party or where a filing would need to be made in order to perfect the Administrative Agent’s security interest in the Collateral, copies of the financing statements on file in such jurisdictions and evidence that no Liens exist other than Permitted Liens;

(ii)            Uniform Commercial Code financing statements for each appropriate jurisdiction as is necessary, in the Administrative Agent’s reasonable discretion, to perfect the Administrative Agent’s security interest in the Collateral;

(iii)            PPSA financing statements filed under the PPSA for each appropriate jurisdiction as is necessary, in the Administrative Agent’s reasonable discretion, to perfect the Administrative Agent’s security interest in the Collateral;

(iv)            all certificates evidencing any certificated Equity Interests pledged to the Administrative Agent pursuant to the U.S. Pledge Agreement or the Parent Pledge Agreement, together with duly executed in blank and undated stock powers attached thereto;

(v)            searches of ownership of, and Liens on, the IP Rights of each Loan Party in the appropriate governmental offices in Canada and the United States;

(vi)            duly executed notices of grant of security interest in the form required by the Collateral Documents as are necessary, in the Administrative Agent’s reasonable discretion, to perfect the Administrative Agent’s security interest in the IP Rights of the Loan Parties;

(vii)            [reserved];

(viii)            [reserved]; and

(ix)            to the extent required to be delivered pursuant to the terms of the Collateral Documents, all instruments, documents and chattel paper in the possession of any of the Loan Parties, together with allonges or assignments as may be necessary or appropriate to perfect the Administrative Agent’s security interest in the Collateral.

(h)           Real Property Collateral. Receipt by the Administrative Agent of Mortgages and other Real Property Security Documents with respect to the fee interest of any Loan Party in each real property identified on Schedule 6.20(a) (other than any Excluded Property).

(i)            Evidence of Insurance. Receipt by the Administrative Agent of copies of insurance policies or certificates of insurance of the Loan Parties evidencing liability and casualty insurance meeting the requirements set forth in the Loan Documents, including, but not limited to, naming the Administrative Agent as additional insured (in the case of liability insurance) or lender’s loss payee and/or mortgagee (in the case of hazard insurance), as applicable, on behalf of the Secured Parties.

(j)            Funding Certificate. Receipt by the Administrative Agent of a certificate signed by a Responsible Officer of the Borrower (i) certifying (A) that the conditions specified in Sections 5.01(d), (e), (l) and (n) and Sections 5.02(a) and (b) have been satisfied, (B) that the Borrower and its Subsidiaries (after giving effect to the transactions contemplated hereby (including, without limitation, the Success Acquisition) and the incurrence of Indebtedness related thereto) are Solvent on a consolidated basis and (C) that neither the Borrower nor any Subsidiary as of the Effective Date has outstanding any Disqualified Capital Stock and (ii) attaching a true, correct and complete copy of each Success Acquisition Document, as certified by such Responsible Officer.

(k)           Existing Indebtedness. All of the existing Indebtedness for borrowed money of the Loan Parties and their respective Subsidiaries (including all Indebtedness under the Existing Credit Agreement but, for the avoidance of doubt, excluding Indebtedness permitted to exist pursuant to Section 8.03), shall be repaid in full and all security interests related thereto shall be terminated on or prior to the Effective Date.

(l)            Governmental and Third Party Approvals. The Borrower and its Subsidiaries shall have received all governmental, stock exchange, shareholder and third party consents and approvals necessary in connection with (x) the transactions contemplated by this Agreement and the other Investment Documents, (y) the Success Acquisition and (z) the other transactions contemplated hereby and thereby, and all such consents and approvals are in full force and effect and all applicable waiting periods shall have expired without any action being taken by any Person that could reasonably be expected to restrain, prevent or impose any material adverse conditions on the Borrower or any of its Subsidiaries, the Success Acquisition (save for any required post-closing TSX and Nasdaq filings with respect to listing applications to list all of the Conversion Shares issuable upon the exercise of the conversion rights under the Conversion Instruments) or such other transactions or that could seek to threaten any of the foregoing, and no law or regulation shall be applicable which could reasonably be expected to have such effect.

(m)          Corporate Structure and Capitalization. The capital and ownership structure and the equity holder arrangements of the Borrower and its Subsidiaries on the Effective Date, on a pro forma basis after giving effect to the transactions contemplated by the Investment Documents (including, without limitation, the Success Acquisition) shall be reasonably satisfactory to the Lenders.

(n)           Success Acquisition. The Success Acquisition shall have been consummated (or substantially concurrently with the initial Borrowings under this Agreement, shall be consummated) in all material respects in accordance with the terms of the Success Acquisition Documents and all conditions precedent to the consummation of the Success Acquisition as set forth in the Success Acquisition Agreement shall have been satisfied in all material respects without any waiver, amendment, supplement or other modification that is materially adverse to the interests of the Lenders unless the Administrative Agent shall have consented thereto (such consent not to be unreasonably withheld or delayed); provided, that, any change in the definition of “Success Company Material Adverse Effect” (as defined in the Success Acquisition Agreement) shall be deemed to be materially adverse to the interests of the Lenders.

(o)           Letter of Direction. Receipt by the Administrative Agent of a reasonably satisfactory letter of direction containing funds flow information with respect to the proceeds of the Loans to be made on the Effective Date.

(p)           Fees. Receipt by the Administrative Agent and the Lenders of any fees required to be paid on or before the Effective Date.

(q)           Attorney Costs; Due Diligence Expenses. The Borrower shall have paid all reasonably incurred fees and expenses of the Administrative Agent related to the sourcing, legal due diligence and legal documentation of the transactions contemplated hereby, including the reasonable fees and expenses of counsel to the Administrative Agent incurred to the Effective Date, plus such additional amounts of such fees and expenses as shall constitute its reasonable estimate of such fees and expenses incurred or to be incurred by it through the closing proceedings (provided, that, such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

(r)            Other. Receipt by the Administrative Agent and the Lenders of such other documents, instruments, agreements and information as requested by the Administrative Agent or any Lender.

Without limiting the generality of the provisions of the last paragraph of Section 10.03, for purposes of determining compliance with the conditions specified in this Section 5.01, each Lender that has funded its Term A Loan on the Effective Date shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Effective Date specifying its objection thereto.

5.02         Conditions to all Borrowings.

The obligation of each Lender to honor any Loan Notice is subject to the following conditions precedent:

(a)           The representations and warranties of the Borrower and each other Loan Party contained in Article VI or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality or reference to Material Adverse Effect) on and as of the date of such Borrowing, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality or reference to Material Adverse Effect) as of such earlier date, and except that for purposes of this Section 5.02, the representations and warranties contained in subsections (a) and (b) of Section 6.05 shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 7.01.

(b)           No Default or Event of Default shall exist, or would result from such proposed Borrowing or from the application of the proceeds thereof.

(c)           No Material Adverse Effect shall have occurred, or would result from such proposed Borrowing or from the application of the proceeds thereof.

(d)           With respect to any Loan Notice requesting a Borrowing of Term B Loans, the requested Borrowing shall occur during the Term B Availability Period.

(e)           With respect to any Loan Notice requesting a Borrowing of Term C Loans, the requested Borrowing shall occur during the Term C Availability Period.

(f)            The Administrative Agent shall have received a Loan Notice in accordance with the requirements hereof.

Each Loan Notice submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 5.02(a), (b), (c), (d) and (e) have been satisfied on and as of the date of the applicable Borrowing.

5.03         Additional Conditions to Term C Borrowing.

The obligation of each Lender to honor any Loan Notice requesting a Borrowing of Term C Loans is subject to the following additional conditions precedent:

(a)            The Term C Facility shall have been established pursuant to Section 2.13;

(b)            Such Borrowing shall be in compliance with Section 2.13 in all respects;

(c)            The Administrative Agent shall have received an executed copy of the definitive transaction agreements for the Mutually Agreed Upon Acquisition, together with all exhibits and schedules thereto, certified by a Responsible Officer of the Borrower as true and complete, in each case in form and substance satisfactory to the Administrative Agent; and

(d)            The Administrative Agent shall have received satisfactory evidence that the Mutually Agreed Upon Acquisition shall have been, or will be substantially concurrently with such Borrowing, consummated in compliance with applicable Law and regulatory approvals and in accordance in all material respects with the definitive transaction agreements for the Mutually Agreed Upon Acquisition.

Each Loan Notice submitted by the Borrower requesting a Borrowing of Term C Loans shall be deemed to be a representation and warranty that the conditions specified in Sections 5.03(b) and (d) have been satisfied on and as of the date of such Borrowing.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

The Loan Parties represent and warrant to the Administrative Agent and the Lenders that:

6.01         Existence, Qualification and Power.

Each Loan Party and each Subsidiary (a) is duly organized or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Investment Documents to which it is a party and (c) is duly qualified and is licensed and in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c), to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

6.02         Authorization; No Contravention.

The execution, delivery and performance by each Loan Party of each Investment Document to which such Person is party have been duly authorized by all necessary corporate or other organizational action, and do not (a) contravene the terms of any of such Person’s Organization Documents, (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (c) violate, in any material respect, any Law (including, without limitation, Regulation U or Regulation X issued by the FRB), except with respect to any conflict, breach, contravention or payment (but not creation of Liens) referenced in clause (b) to the extent that such conflict, breach, contravention or payment could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

6.03         Governmental Authorization; Other Consents.

No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Investment Document other than (a) those that have already been obtained and are in full force and effect, (b) filings to perfect the Liens created by the Collateral Documents and (c) post-closing TSX and Nasdaq filings with respect to listing of the Conversion Shares issuable upon the exercise of the conversion rights under the Conversion Instruments.

6.04         Binding Effect.

Each Investment Document has been duly executed and delivered by each Loan Party that is party thereto. Each Investment Document constitutes a legal, valid and binding obligation of each Loan Party that is party thereto, enforceable against each such Loan Party in accordance with its terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity.

6.05         Financial Statements; No Material Adverse Effect.

(a)           The Audited Financial Statements (i) were prepared in accordance with the Applicable Accounting Standard consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, (ii) fairly present in all material respects the financial condition of the Borrower and its Subsidiaries (on a consolidated basis) as of the date thereof and their results of operations for the period covered thereby in accordance with the Applicable Accounting Standard consistently applied throughout the period covered thereby, except as otherwise expressly noted therein and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof, including material liabilities for taxes, commitments and Indebtedness.

(b)           The Interim Financial Statements (i) were prepared in accordance with the Applicable Accounting Standard consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, (ii) fairly present in all material respects the financial condition of the Borrower and its Subsidiaries (on a consolidated basis) as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof, including material liabilities for taxes, material commitments and Indebtedness.

(c)           From the date of the Audited Financial Statements to and including the Effective Date, there has been no Disposition by any Loan Party or any Subsidiary, or any Involuntary Disposition, of any material part of the business or property of any Loan Party or any Subsidiary, and no purchase or other acquisition by any of them of any business or property (including any Equity Interests of any other Person) material to any Loan Party or any Subsidiary, in each case, which is not reflected in the foregoing financial statements or in the notes thereto and has not otherwise been disclosed in writing to the Lenders on or prior to the Effective Date.

(d)           Since the date of the Audited Financial Statements, there has been no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect.

6.06         Litigation.

There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Loan Parties, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against any Loan Party or any of its Subsidiaries or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement or any other Investment Document, or any of the transactions contemplated hereby (including, without limitation, the Success Acquisition) or (b) could reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.

6.07         No Default.

(a)           Neither any Loan Party nor any Subsidiary is in default under or with respect to any Contractual Obligation that could reasonably be expected to have a Material Adverse Effect.

(b)           No Default or Event of Default has occurred and is continuing.

6.08         Ownership of Property; Liens.

Each Loan Party and its Subsidiaries has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for such defects in title as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The property of each Loan Party and its Subsidiaries is subject to no Liens, other than Permitted Liens.

6.09         Environmental Compliance.

Except as could not reasonably be expected to have a Material Adverse Effect:

(a)           All operations of the Loan Parties and each Subsidiary at the Business Facilities are in compliance with all applicable Environmental Laws and neither any Loan Party or any Subsidiary nor, to the knowledge of the Loan Parties, any other Person has caused any violation of any Environmental Law with respect to the Business Facilities or the Businesses, and neither any Loan Party or any Subsidiary nor, to the knowledge of the Loan Parties, any other Person has caused any conditions to exist relating to the Business Facilities or the Businesses that could give rise to liability under any applicable Environmental Laws.

(b)           Neither any Loan Party or any Subsidiary nor, to the knowledge of the Loan Parties, any other Person has caused any of the Business Facilities to contain any Hazardous Materials at, on or under the Business Facilities in amounts or concentrations that could give rise to liability under Environmental Laws.

(c)           Neither any Loan Party nor any Subsidiary has received any written notice of, or inquiry from any Governmental Authority regarding, any violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Business Facilities or the Businesses, nor does any Responsible Officer of any Loan Party have knowledge or reason to believe that any such notice will be received or is being threatened.

(d)           Neither any Loan Party or any Subsidiary nor, to the knowledge of the Loan Parties, any other Person has transported or disposed of any Hazardous Materials from the Business Facilities, or generated, treated, stored or disposed of any Hazardous Materials at, on or under any of the Business Facilities or any other location, in each case by or on behalf of any Loan Party or any Subsidiary in violation of, or in a manner that would be reasonably likely to give rise to liability under, any applicable Environmental Law.

(e)           To the knowledge of the Loan Parties, no judicial proceeding or governmental or administrative action is pending threatened, under any Environmental Law to which any Loan Party or any Subsidiary is or will be named as a party, nor are there any consent decrees or other decrees, consent orders, administrative orders or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to any Loan Party, any Subsidiary, the Business Facilities or the Businesses.

6.10         Insurance.

(a)           The properties of the Loan Parties and their Subsidiaries are insured with financially sound and reputable insurance companies that are not Affiliates of the Borrower or any Subsidiary, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the applicable Loan Party or the applicable Subsidiary operates. The insurance coverage of the Loan Parties and their Subsidiaries as in effect on the Effective Date is outlined as to carrier, policy number, expiration date, type, amount and deductible on Schedule 6.10.

(b)           The Borrower and its Subsidiaries maintain, if available, fully paid flood hazard insurance on all owned real property that is located in a special flood hazard area and that constitutes Collateral on such terms and in such amounts as required by The National Flood Insurance Reform Act of 1994 or as otherwise reasonably required by the Administrative Agent.

6.11         Taxes.

The Loan Parties and their Subsidiaries have filed all Canadian and U.S. federal, state and provincial income and all other material tax returns and reports required to be filed, and have paid all federal, state, provincial and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with the Applicable Accounting Standard. There is no tax assessment proposed in writing against any Loan Party or any Subsidiary that would, if made, have a Material Adverse Effect. Neither any Loan Party nor any Subsidiary thereof is party to any tax sharing agreement with any Person that is not a Loan Party.

6.12         ERISA Compliance, Etc.

(a)           Each Plan is in compliance in all material respects with the applicable provisions of the Plan, of ERISA, and the Internal Revenue Code and other federal or state laws. There are no pending or, to the best knowledge of the Loan Parties, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(b)           No Loan Party and no ERISA Affiliate has at any time in the prior five (5) years, maintained, contributed to, or had any obligation to fund or contribute to a Pension Plan (including, for the avoidance of doubt, any Multiple Employer Plan or Multiemployer Plan).

(c)           No Loan Party maintains, or has any liability or contingent liability under, a Canadian Pension Plan

6.13         Subsidiaries and Capitalization.

(a)           Set forth on Schedule 6.13(a) is a complete and accurate list as of the Effective Date of each Subsidiary, together with (i) jurisdiction of organization, (ii) the number and percentage of outstanding Equity Interests of each class owned (directly or indirectly) by any Loan Party or any Subsidiary, (iii) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto and (iv) identification of each Subsidiary that is an Excluded Subsidiary.

(b)           Set forth on Schedule 6.13(b) is a true and complete table showing the authorized and issued capitalization of the Borrower as of the Effective Date on a fully diluted basis. All issued and outstanding Equity Interests of the Borrower and each of its Subsidiaries (i) are duly authorized and, if applicable, validly issued, fully paid, non-assessable, (ii) to the extent owned by any Loan Party or any Subsidiary thereof, are free and clear of all Liens (other than (x) Liens created under the Loan Documents and (y) Liens that arise by operation of Law and that do not secure Indebtedness for borrowed money) and (iii) were issued in compliance with all applicable Laws. As of the Effective Date, except for the Conversion Instruments and as otherwise described on Schedule 6.13(b), there are no outstanding commitments or other obligations of the Borrower or any Subsidiary to issue, and no rights of any Person to acquire, any Equity Interests of the Borrower or any of its Subsidiaries. Except as set forth on Schedule 6.13(b) and as contained in the Conversion Instruments, there are no statutory or contractual preemptive rights, rights of first refusal, anti-dilution rights or any similar rights held by equity holders or option holders of the Borrower with respect to the issuance of the Conversion Instruments or the issuance of Conversion Shares in connection with any exercise of conversion rights in accordance with the terms thereof, and all such rights have been effectively waived with regard to the issuance of the Conversion Instruments. There are no agreements (voting or otherwise) among any Loan Party’s equity holders with respect to any other aspect of such Loan Party’s affairs, except as set forth on Schedule 6.13(b). Neither the Borrower nor any Subsidiary has outstanding any Disqualified Capital Stock.

6.14         Margin Regulations; Investment Company Act.

(a)           The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock. Following the application of the proceeds of each Borrowing, not more than 25% of the value of the assets (either of the Borrower only or of the Borrower and its Subsidiaries on a consolidated basis) subject to the provisions of Section 8.01 or Section 8.05 or subject to any restriction contained in any agreement or instrument between the Borrower and any Lender or any Affiliate of any Lender relating to Indebtedness and within the scope of Section 9.01(e) will be margin stock.

(b)           None of any Loan Party or any Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.

6.15         Disclosure.

Each Loan Party has disclosed to the Administrative Agent and the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, either individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished (whether written or oral) by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the transactions contemplated hereby (including, without limitation, the Success Acquisition) and the negotiation of this Agreement or delivered hereunder or under any other Investment Document (in each case, as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that, with respect to any reports, financial statements, certificates or other information furnished by or on behalf of the target of the Success Acquisition prior to the Effective Date, the representation in this Section 6.15 is made only to the knowledge of the Loan Parties.

6.16         Compliance with Laws.

Each Loan Party and each Subsidiary is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.

6.17         Intellectual Property; Licenses, Etc.

(a)           Schedule 6.17(a) sets forth a complete and accurate list of the following as of the Effective Date: (i) all Copyrights and all Trademarks of any Loan Party or any Subsidiary, that are registered, or in respect of which an application for registration has been filed or recorded, with the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office or with any other Governmental Authority (or comparable organization or office established in any country or pursuant to an international treaty or similar international agreement for the filing, recordation or registration of interests in intellectual property), together with relevant identifying information with respect to such Copyrights and Trademarks, (ii) all Patents of any Loan Party or any Subsidiary that are issued, or in respect of which an application has been filed or recorded, with the United States Patent and Trademark Office, the Canadian Intellectual Property Office or with any other Governmental Authority (or comparable organization or office established in any country or pursuant to an international treaty or similar international agreement for the filing, recordation or registration of interests in intellectual property), together with relevant identifying information with respect to such Patents, (iii) all Domain Names owned by any Loan Party or any Subsidiary or which any Loan Party or any Subsidiary is licensed, authorized or otherwise granted rights under or to, or owned by a Person on behalf of any Loan Party, together with relevant identifying information with respect to such Domain Names, (iv) all material Proprietary Software of any Loan Party or any Subsidiary, (v) each Copyright License (excluding (A) in-licenses of third-party software that is generally commercially available and/or off-the-shelf and (B) non-exclusive licenses granted to end users or customers for the Proprietary Software in object code format), each Patent License and each Trademark License of any Loan Party or any Subsidiary and (vi) each other item of Material IP Rights, in each case of the foregoing clauses (i) through (vi), that (A) is owned or controlled by any Loan Party or any Subsidiary or (B) constitutes Material IP Rights and is being licensed to any Loan Party or any Subsidiary. Schedule 1.01 sets forth a complete and accurate list of all Services as of the Effective Date.

(b)           The Material IP Rights are subsisting, valid, unexpired and enforceable, and have not been abandoned. To the Borrower’s knowledge after reasonable inquiry, no claim has been made that the use or other exploitation by the Borrower, any Subsidiary or any of their licensees of any of the IP Rights or advertising, displaying, importing, manufacturing, having manufactured, marketing, offering for sale, performing, preparing derivative works based upon, promoting, reproducing, selling, using and/or otherwise distributing or providing a Product or Service, does or may infringe, violate or misappropriate the rights of any Person. No holding, decision or judgment has been rendered by any Governmental Authority that would limit, invalidate, render unenforceable, cancel or question the validity of any Material IP Right and, except for rejections issued by a Governmental Authority in the ordinary course of prosecuting Patent or Trademark applications, no action or proceeding is pending seeking to limit, invalidate, render unenforceable, cancel or question the validity of any Material IP Right that, in any case, if adversely determined, could reasonably be expected, either individually or in the aggregate, to have a material adverse effect on the value of any Material IP Right. The Borrower and its Subsidiaries have, since taking title to the Material IP Rights, performed all acts and have paid all required annuities, fees, costs, expenses and taxes to maintain the Material IP Rights in full force and effect throughout the world, as applicable, other than routine abandonments associated with patent prosecution. All applications for registration pertaining to the Material IP Rights have been duly and properly filed, and all registrations or letters patent pertaining to such Material IP Rights have been duly and properly filed and issued. The Borrower and its Subsidiaries own, or are entitled to use by license or otherwise, all the IP Rights. Neither the Borrower nor any Subsidiary has made any assignment or agreement in conflict with, and no license agreement with respect to the Material IP Rights conflicts with the security interest in the Material IP Rights of the Loan Parties granted to the Administrative Agent, on behalf of the Secured Parties, pursuant to the terms of the Collateral Documents. To the extent any of the Material IP Rights were authored, developed, conceived or created, in whole or in part, for or on behalf of the Borrower or any Subsidiary by any Person, then the Borrower or such Subsidiary has entered into a written agreement with such Person in which such Person has assigned all right, title and interest in and to such Material IP Rights to the Borrower or such Subsidiary. To the knowledge of the Borrower after reasonable inquiry, no slogan, advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Borrower or any Subsidiary or any licensee of the Borrower or any Subsidiary, and no activity performed therewith, violates, infringes or misappropriates any rights held by any other Person. No claim or litigation regarding any of the IP Rights is pending or, to the knowledge of the Borrower after reasonable inquiry, threatened. None of the Material IP Rights is subject to any license grant, covenant not to sue, or release by the Borrower or any Subsidiary or similar arrangement, except for (w) license grants between the Loan Parties, (x) those license grants disclosed on Schedule 6.17(a), (y) in-licenses of third-party software that is generally commercially available and/or off-the-shelf, and (z) non-exclusive licenses granted to end users or customers for Proprietary Software in object code format.

(c)           The use of the Proprietary Software owned by the Borrower or any Subsidiary does not breach any term of any license or other contract between the Borrower or its Subsidiaries, on the one hand, and any third party, on the other hand, in any material respect. The Borrower and its Subsidiaries are in material compliance with the terms and conditions of all license agreements relating to the Proprietary Software licensed to the Borrower or any Subsidiary. The source code for the Proprietary Software owned by the Borrower or any Subsidiary is and has been maintained in confidence and is not maintained (or required to be maintained) in a software escrow for any customer or other third party. The Borrower or its Subsidiaries have actual possession of the source code, system documentation, statements of principles of operation and schematics, as well as any pertinent commentary, explanation, program (including compilers), workbenches, tools and higher level language used for the development, maintenance, implementation and use of the Proprietary Software owned by the Borrower or any Subsidiary. The Borrower and its Subsidiaries have not granted any rights in the Proprietary Software to any third party except for non-exclusive licenses granted to end users or customers for the Proprietary Software in object code format. The Proprietary Software owned by the Borrower or any Subsidiary materially operates in accordance with and materially conforms to any specification, manual, guide, description and other similar documentation delivered by the Borrower or its Subsidiaries to customers, end-users, original equipment manufacturers or resellers.

(d)           Schedule 6.17(d) contains a list of all Open Source Software incorporated in, embedded in or used by the material Proprietary Software owned by the Borrower or any Subsidiary, and describes the manner in which any Open Source Software is used. No part of the Proprietary Software owned by the Borrower or any Subsidiary is licensed, distributed or disclosed, or required by the terms of any license to any Open Source Software to be licensed, distributed or disclosed, pursuant to such license. The use and distribution of all Open Source Software by the Borrower and its Subsidiaries is in compliance in all material respects with all licenses applicable thereto.

(e)           Except as set forth on Schedule 6.17(e), the consummation of the transactions contemplated hereby (including, without limitation, the Success Acquisition) and the exercise by the Administrative Agent or the Lenders of any right or protection set forth in this Agreement will not constitute a breach or violation of, or otherwise affect the enforceability or approval of, (i) any licenses associated with IP Rights or (ii) Governmental Licenses.

6.18         Solvency.

The Borrower and its Subsidiaries are Solvent, on a consolidated basis.

6.19         Perfection of Security Interests in the Collateral; Quebec Collateral.

(a)           The Collateral Documents create valid security interests in, and Liens on, the Collateral purported to be covered thereby, which security interests and Liens will be, upon the timely and proper filings, deliveries and other actions contemplated in the Collateral Documents perfected security interests and Liens (to the extent that such security interests and Liens can be perfected by such filings, deliveries, notations and other actions), prior to all other Liens other than Permitted Liens.

(b)           As of the Effective Date, the value of the equipment, inventory and other tangible personal property of the Loan Partiers located in the Province of Quebec does not exceed $75,000 in the aggregate.

6.20         Business Locations; Loan Party Information.

Set forth on Schedule 6.20(a) is a list of all real property that is (x) owned or (y) leased by the Loan Parties as of the Effective Date and, in the case of this clause (y), where any Loan Party maintains any tangible personal property with a value in excess of $100,000 (with (x) a designation of each real property that is Excluded Property and (y) a designation as to whether such real property is owned or leased). Set forth on Schedule 6.20(b) is the taxpayer identification number and organizational identification number of each Loan Party as of the Effective Date. The exact legal name and state of organization of (a) the Borrower is as set forth on the signature pages hereto and (b) each Guarantor is (i) as set forth on the signature pages hereto, (ii) as set forth on the signature pages to the Joinder Agreement pursuant to which such Guarantor became a party hereto or (iii) as may be otherwise disclosed by the Loan Parties to the Administrative Agent in accordance with Section 8.12(d). Set forth on Schedule 6.20(c) are the locations of all inventory, equipment and other tangible personal property of (x) each Canadian Loan Party and (y) each Loan Party located in Canada, in each case, as of the Effective Date. Except as set forth on Schedule 6.20(d), no Loan Party has during the five (5) years preceding the Effective Date (x) changed its legal name, (y) changed its state of organization or (z) been party to a merger, consolidation or other change in structure.

6.21         Sanctions Concerns; Anti-Corruption Laws; PATRIOT Act.

(a)           Sanctions Concerns. No Loan Party, nor any Subsidiary, nor, to the knowledge of the Loan Parties and their Subsidiaries, any director, officer, employee, agent, affiliate or representative thereof, is an individual or entity that is, or is owned or controlled by, any individual or entity that is (i) the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, the Canadian Sanctions List, HMT’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority or (iii) located, organized or resident in a Designated Jurisdiction.

(b)           Anti-Corruption Laws. The Loan Parties and their Subsidiaries have conducted their business in compliance with the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) and other similar anti-corruption legislation in other jurisdictions, and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

(c)           PATRIOT Act. To the extent applicable, each Loan Party and each Subsidiary is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the Act, (iii) the Canadian AML Acts and (iv) other similar legislation in such or other jurisdictions.

6.22         Material Contracts.

Except for the Organization Documents and the other agreements set forth on Schedule 6.22 (such agreements set forth on Schedule 6.22, together with (x) all Material MSAs and (y) any other agreements or instruments to which the Borrower or any Subsidiary becomes a party after the Effective Date, and the breach, nonperformance or cancellation of which, or the failure of which to renew, could reasonably be expected to have a Material Adverse Effect, collectively, the “Material Contracts”), as of the Effective Date there are no other agreements or instruments to which the Borrower or any Subsidiary is a party (excluding Management Services Agreements), the breach, nonperformance or cancellation of which, or the failure of which to renew, could reasonably be expected to have a Material Adverse Effect. The consummation of the transactions contemplated by the Investment Documents (including, without limitation, the Success Acquisition) will not give rise to a right of termination in favor of any party to any Material Contract.

6.23         Compliance with Healthcare Laws.

(a)           The Borrower, each of its Subsidiaries, each Supported Practice and each Licensed Provider is in compliance with all applicable Health Care Laws and all applicable judgments, decrees and orders of any Governmental Authority, except where any failure to comply could not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b)           Each of the Borrower and its Subsidiaries (i) has and maintains all licenses, permits, certifications, authorizations and approvals of all Governmental Authorities necessary to conduct the business now operated by them and the failure of which to have could reasonably be expected to have a Material Adverse Effect and (ii) has not received any notice of proceedings relating to the revocation or modification of any such license, permit, certificate, authorization or permit described in the foregoing clause (i) the failure of which to have or retain could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c)           To the knowledge of the Loan Parties, current contractual and other arrangements of the Borrower, each of its Subsidiaries and each Supported Practice, including each Management Services Agreement, comply with all applicable Laws, including applicable Health Care Laws, except where any such failure to comply, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(d)           Neither the Borrower, any of its Subsidiaries, any Supported Practice nor any officer, affiliate or managing employee of Borrower, any of its Subsidiaries or any Supported Practice, in such capacity on behalf of any such Person, directly or indirectly, has: (i) offered or paid or solicited or received any remuneration, in cash or in kind, or made any improper financial arrangements, in violation of any Health Care Law; (ii) given any gift or gratuitous payment of any kind, nature or description (whether in money, property or services) in violation of any Health Care Law; (iii) established or maintained any unrecorded account or asset for any purpose or made any misleading, false or artificial entries on any of its books or records in violation of Health Care Laws; or (iv) made any payment to any Person with the intention that any part of such payment would be in violation of any Health Care Law. To the knowledge of Loan Parties, as of the Effective Date, no Person has filed, or has threatened to file, against Borrower, any of its Subsidiaries or any Supported Practice, an action under any federal or state whistleblower statute related to alleged noncompliance with applicable Health Care Laws, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(e)           The Borrower and each of its Subsidiaries maintains and adheres to, and, pursuant to the terms of the applicable Management Services Agreement, requires each Supported Practice to maintain and adhere to, and, to the knowledge of the Loan Parties, each Supported Practice maintains and adheres to, commercially reasonable compliance policies and procedures that are designed to promote compliance with and to detect, prevent, and address material violations of applicable Laws, including all material Health Care Laws, applicable to it and/or its assets, business or operations (collectively, “Health Care Compliance Program”). Neither the Borrower nor any of its Subsidiaries, nor, to the knowledge of the Loan Parties, no Supported Practice, is aware of any complaints from employees, independent contractors, vendors, physicians, customers, patients, or other Persons that could reasonably be considered to indicate a violation of any applicable Law, including any applicable Health Care Law, which could be reasonably expected, individually or in the aggregate, to result in a Material Adverse Effect.

(f)           There are no pending or threatened investigations, inquiries, legal suits, claims, audits, proceedings or actions (in each case, whether civil, criminal, administrative or investigative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority (collectively, a “Proceeding”) against the Borrower or any of its Subsidiaries, or, to the knowledge of the Loan Parties, any Supported Practice or Licensed Provider, relating to any actual or alleged noncompliance with any applicable Health Care Law or applicable requirement of any Medical Reimbursement Program that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or an Exclusion Event.

(g)           Neither the Borrower, any of its Subsidiaries, any Supported Practice, any Licensed Provider nor any officer, director, manager, “Person with an ownership or control interest” (as that phrase is defined in 42 C.F.R. § 420.201) in the Borrower, any of its Subsidiaries or any Supported Practice, nor, to the knowledge of the Loan Parties, any employee thereof, has now, or in the past, been (i) subject to a corporate integrity agreement with the OIG or a similar agreement (e.g., deferred prosecution agreement) with any other Governmental Authority; (ii) convicted of, charged with, or investigated for, any violation of any Health Care Laws, fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation, including any that might reasonably be expected to result in exclusion, suspension or debarment from any program of any Governmental Authority; or (iii) excluded, suspended or debarred from participation, or otherwise determined to be ineligible to participate, in any Medical Reimbursement Programs.

(h)           The Borrower and each of its Subsidiaries, and, to the knowledge of the Loan Parties, each Supported Practice, is in compliance with all Information Privacy and Security Laws, except for such non-compliance as could not be reasonably expected, individually or in the aggregate, to result in a Material Adverse Effect. The Borrower has created and maintains, and causes each of its Subsidiaries to implement, and, pursuant to the terms of the applicable Management Services Agreement, causes each Supported Practice to implement, written policies and procedures to protect the privacy of all patient protected health information in accordance with all applicable Information Privacy and Security Laws, and has implemented, and causes each of its Subsidiaries to implement, and, pursuant to the terms of the applicable Management Services Agreement, causes each Supported Practice to implement, appropriate security procedures, including administrative, physical and technical safeguards, to protect the confidentiality, integrity and availability of all electronic protected health information that they create, receive, maintain or transmit. Neither the Borrower, any of its Subsidiaries nor any Supported Practice has, within the past three (3) years, (i) suffered any reportable breach of unsecured protected health information, (ii) received any written notice from any Governmental Authority regarding any allegation regarding its failure to comply with Information Privacy and Security Laws or (iii) made any notification of such a breach or failure to the media or any Governmental Authority pursuant to Information Privacy and Security Laws, except as could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(i)           As of the Effective Date, the only Persons who own a Supported Practice are as set forth on Schedule 6.23(i) hereto (each, an “Owner Physician,” and collectively, the “Owner Physicians”). To the knowledge of the Loan Parties: (i) each Owner Physician holds, and will continue to hold, an unlimited license to practice medicine in the state in which the applicable Supported Practices are located and remain in good standing with the Board of Medicine of the state in which the applicable Supported Practices are located if licensure by a physician owner is required in that state (for purposes of this provision, each Owner Physician will hold at least one unlimited license to practice medicine issued by a state); and (ii) there is no pending or threatened disciplinary proceeding or action against any Owner Physician’s license to practice medicine and such Owner Physician’s license has not been suspended, revoked, terminated, restricted, or otherwise limited. To the extent any Owner Physician is actively engaged in the practice of medicine, such Owner Physician, to the knowledge of the Loan Parties: (A) maintains a policy of professional liability insurance in such amounts and with such limits as required by state law to cover any professional medical services rendered by such Owner Physician on behalf of the Supported Practice; and (B) is eligible to participate in any material Medical Reimbursement Program, as applicable.

(j)           There is no pending or, to the knowledge of the Loan Parties, threatened, litigation, proceeding (in law or in equity) or other investigation before any Governmental Authority alleging that the business of the Borrower, any of its Subsidiaries or any Supported Practice or Licensed Provider violates applicable state laws and orders regarding (i) the organization or ownership of Persons that employ health care professionals, (ii) the manner in which physicians may split or share with non-physicians, including management service organizations, fees generated from the provision of professional services, (iii) the unauthorized or unlicensed practice of medicine by Persons not wholly-owned by doctors, and (iv) the enforcement of non-competition covenants entered into by health care professionals.

(k)          As of the Effective Date, all Management Services Agreements of the Borrower and its Subsidiaries are described on Schedule 6.23(k) (including an indication of whether each such Management Services Agreement is a Material MSA), and each such Management Services Agreement is in full force and effect in all material respects. The Loan Parties do not have any knowledge of any pending amendments or threatened termination of any of the Material MSAs. As of the Effective Date, the Borrower has delivered to the Administrative Agent a true, complete, and correct copy of each Material MSA (including all material schedules, exhibits, amendments, supplements, modifications, assignments, and all other documents delivered pursuant thereto or in connection therewith).

(l)            Current coding and billing policies, arrangements, protocols and instructions of the Borrower, each of its Subsidiaries and each Supported Practice comply with requirements of the applicable Medical Reimbursement Programs in which such Person participates, if any, and are administered by properly trained personnel, in each case except where any such failure to comply, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Except as set forth on Schedule 6.23(l), the current Receivables of the Borrower, each of its Subsidiaries and each Supported Practice have been adjusted to reflect the requirements of all applicable Laws and reimbursement policies of any applicable Medical Reimbursement Program, except where such failure could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect. Without limiting the generality of the foregoing: (i) there is no audit, claim review, or other action pending or, to the knowledge of the Loan Parties, threatened, that could result in the repayment of Receivables, or the imposition of any material penalties, from any Medical Reimbursement Program and, in each case, neither the Borrower, any of its Subsidiaries nor any Supported Practice has received notice of, any such audit, claim review or other action, in each case except to the extent that it could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect; and (ii) the Borrower, each of its Subsidiaries, each Supported Practice and each Licensed Provider holds in full force and effect all participation agreements, provider or supplier agreements, enrollments, accreditations, and/or billing numbers that are necessary for participation in, and eligibility to receive reimbursement from, all material Medical Reimbursement Programs in which it participates, if any, in each case, except to the extent that it could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(m)           The Business Systems are sufficient for the conduct of the Businesses as currently conducted and for the reasonably anticipated future needs for such Businesses. The Borrower and its Subsidiaries have taken commercially reasonable precautions to (i) protect the confidentiality, integrity, and security of the Business Systems from any unauthorized intrusion, breach, use, access, interruption, destruction or modification by any Person, and (ii) ensure that all Business Systems are fully functional and operate and run in a reasonable and efficient business manner. Without limiting the foregoing, the Borrower and its Subsidiaries maintain and regularly test commercially reasonable security, disaster recovery and business continuity plans, procedures, and facilities. In the past thirty-six (36) months, to the knowledge of any Loan Party, there has been no security breach of, or unauthorized access to, or use of, any Business System. To the extent applicable, the Borrower and its Subsidiaries have used commercially reasonable efforts to ensure that the Proprietary Software and any media used to distribute the Proprietary Software do not contain any Harmful Code, and to the knowledge of any Loan Party, neither the Proprietary Software nor any media used to distribute the Proprietary Software contain any Harmful Code.

6.24         Labor Matters.

There are no existing or, to the knowledge of the Loan Parties, threatened strikes, lockouts or other labor disputes involving the Borrower or any Subsidiary that individually or in the aggregate could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of the Borrower and its Subsidiaries are not in violation of the Fair Labor Standards Act, the Employment Standards Act, 2000 (Ontario) or any other applicable Law, rule or regulation dealing with such matters.

6.25         Limited Offering of the Conversion Instruments.

The issuance and acceptance of the Conversion Instruments are not required to be registered pursuant to the provisions of Section 5 of the Securities Act, the registration or qualification provisions of the blue sky laws of any U.S. state or the qualification provisions of any applicable Canadian provincial or territorial securities laws. Neither the Borrower nor any agent on the Borrower’s behalf, has solicited or will solicit any offers to sell all or any part of the Conversion Instruments to any Person so as to bring the sale of the Conversion Instruments by the Borrower within the registration provisions of the Securities Act or any U.S. state securities laws or within the requirement to qualify a prospectus pursuant to applicable Canadian provincial or territorial securities laws.

6.26         Registration Rights; Issuance Taxes.

(a)           Except as disclosed on Schedule 6.26, the Borrower is under no requirement to register under the Securities Act, or the Trust Indenture Act of 1939, as amended, or to qualify under Canadian provincial or territorial securities laws, any of its presently outstanding securities or any of its securities that may subsequently be issued.

(b)           All taxes imposed on the Borrower in connection with the issuance, sale and delivery of the Conversion Instruments have been or will be fully paid, and all laws imposing such taxes have been or will be fully satisfied by the Borrower.

6.27         Representations as to Foreign Loan Parties.

With respect to each Foreign Loan Party, that:

(a)           Such Foreign Loan Party is subject to civil and commercial Laws with respect to its obligations under this Agreement and the other Investment Documents to which it is a party (collectively as to such Foreign Loan Party, the “Applicable Foreign Loan Party Documents”), and the execution, delivery and performance by such Foreign Loan Party of the Applicable Foreign Loan Party Documents constitute and will constitute private and commercial acts and not public or governmental acts. Neither such Foreign Loan Party nor any of its property has any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of the jurisdiction in which such Foreign Loan Party is organized and existing in respect of its obligations under the Applicable Foreign Loan Party Documents.

(b)           The Applicable Foreign Loan Party Documents are in proper legal form under the Laws of the jurisdiction in which such Foreign Loan Party is organized and existing for the enforcement thereof against such Foreign Loan Party under the Laws of such jurisdiction, and to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Applicable Foreign Loan Party Documents. It is not necessary to ensure the legality, validity, enforceability, priority or admissibility in evidence of the Applicable Foreign Loan Party Documents that the Applicable Foreign Loan Party Documents be filed, registered or recorded with, or executed or notarized before, any court or other authority in the jurisdiction in which such Foreign Loan Party is organized and existing or that any registration charge or stamp or similar tax be paid on or in respect of the Applicable Foreign Loan Party Documents or any other document, except for (i) any such filing, registration, recording, execution or notarization as has been made or is not required to be made until the Applicable Foreign Loan Party Document or any other document is sought to be enforced, (ii) any charge or tax as has been timely paid and (iii) perfection filings under the PPSA.

(c)           Other than nominal perfection filing fees under the PPSA, there is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any Governmental Authority in or of the jurisdiction in which such Foreign Loan Party is organized and existing either (i) on or by virtue of the execution or delivery of the Applicable Foreign Loan Party Documents or (ii) on any payment to be made by such Foreign Loan Party pursuant to the Applicable Foreign Loan Party Documents, except as has been disclosed to the Administrative Agent.

(d)           The execution, delivery and performance of the Applicable Foreign Loan Party Documents executed by such Foreign Loan Party are, under applicable foreign exchange control regulations of the jurisdiction in which such Foreign Loan Party is organized and existing, not subject to any notification or authorization except (i) such as have been made or obtained or (ii) such as cannot be made or obtained until a later date (provided that any notification or authorization described in clause (ii) shall be made or obtained as soon as is reasonably practicable).

ARTICLE VII

AFFIRMATIVE COVENANTS

On the Effective Date and thereafter, so long as any Lender shall have any Commitment hereunder or any Loan or other Obligation hereunder shall remain unpaid or unsatisfied (other than contingent indemnification obligations for which no claim has been asserted), the Loan Parties shall and shall cause each Subsidiary to:

7.01          Financial Statements.

Deliver to the Administrative Agent, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a)           as soon as available, and in any event within ninety (90) days after the end of each fiscal year of the Borrower (or, if earlier, when required to be filed with the SEC), a consolidated statement of financial position of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for such fiscal year (or, following the conversion to the Applicable Accounting Standard set forth in clause (b) of such definition, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal year), setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with the Applicable Accounting Standard, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing acceptable to the Required Lenders, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b)           as soon as available, and in any event within forty-five (45) days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower (or, if earlier, when required to be filed with the SEC), a consolidated statement of financial position of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended (or, following the conversion to the Applicable Accounting Standard set forth in clause (b) of such definition, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, changes in shareholders’ equity and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended), setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of the Borrower and its Subsidiaries in accordance with the Applicable Accounting Standard, subject only to normal year-end audit adjustments and the absence of footnotes.

7.02         Certificates; Other Information.

Deliver to the Administrative Agent, in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a)           concurrently with the delivery of the financial statements referred to in Sections 7.01(a) and (b), (i) a duly completed Compliance Certificate signed by the chief executive officer, chief financial officer, treasurer, assistant treasurer or controller which is a Responsible Officer of the Borrower, including (A) information regarding the amount of all Dispositions, Involuntary Dispositions, Debt Issuances, Extraordinary Receipts and Acquisitions, in each case, involving an amount or Net Cash Proceeds, as applicable, of at least $100,000, that occurred during the period covered by such Compliance Certificate, (B) a certification as to whether the Loan Parties and their respective Subsidiaries have performed and observed each covenant and condition of the Investment Documents applicable to it during the period covered by the Compliance Certificate (or, if not, a listing of the conditions or covenants that have not been performed or observed and the nature and status of each such matter), (C) a certification of compliance with the financial covenants set forth in Sections 8.16 and 8.17, including financial covenant analyses and calculation for the period covered by the Compliance Certificate, (D) a listing of all deposit accounts and other bank accounts and securities accounts of the Borrower and its Subsidiaries as of the last day of the period covered by the Compliance Certificate (which listing shall indicate the balance of each such account as of such date (converted, where applicable, into Dollars in accordance with the Applicable Accounting Standard), the name and address of the depository bank, the name of the account holder and such other information as the Administrative Agent shall reasonably request), (E) a listing of (I) all applications by any Loan Party, if any, for Copyrights, Patents or Trademarks made since the date of the prior certificate (or, in the case of the first such certificate, the Effective Date), (II) all issuances of registrations or letters on existing applications by any Loan Party for Copyrights, Patents and Trademarks received since the date of the prior certificate (or, in the case of the first such certificate, the Effective Date), (III) all Trademark Licenses, Copyright Licenses and Patent Licenses entered into by any Loan Party since the date of the prior certificate (or, in the case of the first such certificate, the Effective Date) and (IV) such supplements to Schedules 6.17(a) and (d), as are necessary to cause such schedule to be true and complete as of the date of such certificate, (F) each Material Contract entered into since the date of the prior certificate (or, in the case of the first such certificate, the Effective Date) and (G) each material amendment or modification of any Material Contract entered into since the since the date of the prior certificate (or, in the case of the first such certificate, the Effective Date) and (iii) solely with respect to the financial statements referred to in Section 7.01(a), a copy of management’s discussion and analysis with respect to such financial statements;

(b)           as soon as available, but in any event no later than February 15th of each calendar year, an annual business plan and budget of the Borrower and its Subsidiaries on a consolidated basis, including forecasts prepared by management of the Borrower, in form reasonably satisfactory to the Administrative Agent, of consolidated statements of financial position, and the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows, of the Borrower and its Subsidiaries on a quarterly basis for the then current fiscal year;

(c)           promptly after the same are available, copies of each annual report, annual information form, proxy, management information circular or financial statement or other report or communication sent to the equityholders of any Loan Party, and copies of all annual, regular, periodic and special reports and registration statements or prospectuses which a Loan Party may file or be required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 or with applicable Canadian securities commissions under applicable Canadian provincial or territorial securities laws, and not otherwise required to be delivered to the Administrative Agent pursuant hereto;

(d)           [reserved];

(e)           not more than five (5) Business Days after the completion of each meeting of the Board of Directors of Borrower, copies of all materials prepared for such meeting or delivered to the members of such Board of Directors at such meeting; provided, that, it is understood and agreed that the Borrower may redact or withhold any information included in such materials if (i) such information may (in the reasonable determination of counsel to the Borrower) (A) be subject to the attorney-client or similar privilege or (B) constitute attorney work product, (ii) such Board of Directors deems (in its good faith determination) such information to constitute non-financial trade secrets or non-financial proprietary information or (iii) the disclosure thereof is prohibited by any applicable Law;

(f)           [reserved];

(g)           promptly, and in any event within five (5) Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, (i) copies of each notice or other correspondence received from the SEC, any applicable Canadian securities commission, the Toronto Stock Exchange, The Nasdaq Stock Market LLC or any other comparable agency in any applicable non-U.S. jurisdiction concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Loan Party or any Subsidiary and (ii) copies of any material written correspondence or any other material written communication from the FDA, Health Canada or any other regulatory body;

(h)           promptly, and in any event prior to, the Borrower or any Subsidiary selling, developing, providing or marketing any Service not then listed on Schedule 1.01, the Borrower shall give written notice to the Administrative Agent of such intention (which shall include a brief description of such Service, plus copies of all Permits relating to such new Service and/or the Borrower’s or such Subsidiary’s sale, development, provision or marketing thereof issued or outstanding as of the date of such notice) along with a copy of an updated Schedule 1.01;

(i)            promptly, and in any event within five (5) Business Days of the Borrower or any Subsidiary obtaining any new or additional material Permits with respect to any Product or Service which has previously been disclosed to the Administrative Agent, the Borrower shall give written notice to the Administrative Agent of such new or additional Permits, along with a copy thereof; and

(j)            promptly, such additional information regarding the business, financial or corporate affairs of any Loan Party or any Subsidiary, or compliance with the terms of the Investment Documents, as the Administrative Agent or any Lender may from time to time reasonably request.

Documents required to be delivered pursuant to Section 7.01(a) or (b) or Section 7.02 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet at the website address listed on Schedule 11.02, or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided, that: (x) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender upon its request to the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (y) the Borrower shall notify the Administrative Agent and each Lender (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery by a Lender, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that if requested by the Administrative Agent (x) it will in good faith identify that portion of the materials and/or information provided by, or to be provided by, or on behalf of the Borrower hereunder that does not constitute material non-public information with respect to the Borrower or its Affiliates or their respective securities (the “Public Borrower Materials”) and (y) it will clearly and conspicuously mark all Public Borrower Materials “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof (it being understood that by marking Public Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, any Affiliate thereof and the Lenders to treat such Public Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of United States federal and state securities laws (provided, however, that to the extent such Public Borrower Materials constitute Information, they shall be treated as set forth in Section 11.07)).

7.03         Notices.

(a)           Promptly (and in any event, within five (5) Business Days) notify the Administrative Agent and each Lender of the occurrence of any Default.

(b)           Promptly (and in any event, within five (5) Business Days) notify the Administrative Agent and each Lender of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(c)           Promptly (and in any event, within thirty (30) Business Days) notify the Administrative Agent and each Lender of the Loan Party or any ERISA Affiliate sponsoring, contributing to or becoming obligated to fund a Pension Plan, Multiemployer Plan, Canadian Pension Plan or Canadian Defined Benefit Pension Plan.

(d)           Promptly (and in any event, within thirty (30) days) notify the Administrative Agent and each Lender of any material change in accounting policies or financial reporting practices by the Borrower or any Subsidiary.

(e)           Promptly (and in any event, within ten (10) Business Days) notify the Administrative Agent and each Lender of any litigation, arbitration or governmental investigation or proceeding not previously disclosed by the Loan Parties which has been instituted or, to the knowledge of any Loan Party, is threatened against any Loan Party or any Subsidiary thereof or to which any of the properties of any such Person is subject which could reasonably be expected to result in losses and/or expenses in excess of the Threshold Amount.

Each notice pursuant to clauses (a) through (e) of this Section 7.03 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein (in reasonable detail) and stating what action the applicable Loan Party has taken and proposes to take with respect thereto. Each notice pursuant to Section 7.03(a) shall describe with reasonably particularity any and all provisions of this Agreement and any other Investment Document that have been breached.

7.04         Payment of Obligations.

Pay and discharge, as the same shall become due and payable, all of its obligations and liabilities, including (a) all federal, state and other material tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with the Applicable Accounting Standard are being maintained by the Loan Party or such Subsidiary, (b) all lawful claims which, if unpaid, would by law become a Lien upon its property (other than Permitted Liens) and (c) all Indebtedness, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

7.05         Preservation of Existence, Etc.

(a)           Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 8.04 or Section 8.05.

(b)           Preserve, renew and maintain in full force and effect its good standing under the Laws of the jurisdiction of its organization, except to the extent the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c)           Take all commercially reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary in the normal conduct of its business, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(d)           Preserve or renew all of its registered IP Rights and all IP Rights in respect of which an application for registration has been filed or recorded with the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office, in each case, the non-preservation or non-renewal of which could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

7.06         Maintenance of Properties.

(a)           Maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted.

(b)           Make all necessary repairs thereto and renewals and replacements thereof, except where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(c)           Use the standard of care typical in the industry in the operation and maintenance of its facilities.

7.07         Maintenance of Insurance.

(a)           Maintain with financially sound and reputable insurance companies that are not Affiliates of the Borrower or any Subsidiary insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons.

(b)           Without limiting the foregoing, (i) maintain, if available, fully paid flood hazard insurance on all real property that is located in a special flood hazard area and that constitutes Collateral, on such terms and in such amounts as required by The National Flood Insurance Reform Act of 1994 or as otherwise required by the Administrative Agent, (ii) furnish to the Administrative Agent evidence of the renewal (and payment of renewal premiums therefor) of all such policies prior to the expiration or lapse thereof and (iii) furnish to the Administrative Agent prompt written notice of any redesignation of any such improved real property into or out of a special flood hazard area.

(c)           Cause the Administrative Agent and its successors and/or assigns to be named as (i) lender’s loss payee or mortgagee as its interest may appear with respect to any insurance providing property or casualty coverage, and (ii) additional insured with respect to any such insurance providing liability coverage, and cause each provider of any such insurance to agree, by endorsement upon the policy or policies issued by it or by independent instruments furnished to the Administrative Agent, that it will give the Administrative Agent thirty (30) days’ (or ten (10) days’ in the case of non-payment of premium) (or, in each case, such lesser amount as the Administrative Agent may agree) prior written notice before any such policy or policies shall be altered or canceled.

7.08         Compliance with Laws.

Comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith could not reasonably be expected to have a Material Adverse Effect.

7.09         Books and Records.

(a)           Maintain proper books of record and account, in which full, true and correct entries in conformity with the Applicable Accounting Standard consistently applied shall be made of all financial transactions and matters involving the assets and business of such Loan Party or such Subsidiary, as the case may be.

(b)           Maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over such Loan Party or such Subsidiary, as the case may be.

7.10         Inspection Rights.

(a)           Permit representatives and independent contractors of the Administrative Agent and each Lender, all at the expense of the Loan Parties: (i) to meet on a regular or other basis with any and all officers and employees of the Borrower and its Subsidiaries from time to time and upon reasonable advance notice to the Borrower or the applicable Subsidiary and during normal business hours for the purpose of consulting with, rendering advice, recommendations and assistance to, and influencing the management of the Borrower or its Subsidiaries or obtaining information regarding the Borrower’s or any of its Subsidiaries’ operations, activities and prospects and expressing its views thereon and (ii) to access the facilities and inspect the books, records and properties of the Borrower and its Subsidiaries upon reasonable advance notice to the Borrower and during normal business hours; provided, that, excluding any such visits and inspections during the continuation of an Event of Default, only one (1) such visit and inspection per year shall be at the Loan Parties’ expense (and only the Administrative Agent may exercise rights under this Section 7.10(a)); provided, further, that, when an Event of Default exists the Administrative Agent and the Lenders (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.

(b)           Consider, in good faith, the recommendations of the Administrative Agent and the Lenders or their respective designated representatives in connection with the matters on which they are consulted as described in clause (a) above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Borrower and its Subsidiaries.

7.11         Use of Proceeds.

Use the proceeds of the Loans (a) to repay existing Indebtedness on the Effective Date (including, without limitation, the Indebtedness under the Existing Credit Agreement), (b) to pay fees and expenses in connection with the consummation of the Success Acquisition and the closing of this Agreement and the other Loan Documents, (c) to support the continued growth of the Business, (d) in the case of the Term C Loans, to finance the purchase price of the Mutually Agreed Upon Acquisition and to pay fees and expenses in connection therewith and (e) for other general corporate purposes; provided, that, in no event shall the proceeds of the Loans be used in contravention of any Law or of any Investment Document.

7.12         Additional Subsidiaries.

Within thirty (30) days after the acquisition or formation of any Subsidiary (it being understood that any Excluded Subsidiary ceasing to be an Excluded Subsidiary but remaining a Subsidiary shall be deemed to be the “acquisition” of a Subsidiary for purposes hereof):

(a)           notify the Administrative Agent thereof in writing, together with the (i) jurisdiction of organization, (ii) number of shares of each class of Equity Interests outstanding, (iii) number and percentage of outstanding shares of each class owned (directly or indirectly) by the Borrower or any Subsidiary and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto; and

(b)           if such Subsidiary is not an Excluded Subsidiary, cause such Person to (i) become a Guarantor by executing and delivering to the Administrative Agent a Joinder Agreement or such other documents as the Administrative Agent shall reasonably request for such purpose and (ii) deliver to the Administrative Agent documents of the types referred to in Sections 5.01(f) and (g) and, if reasonably requested by the Administrative Agent, favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in clause (i)), all in form, content and scope reasonably satisfactory to the Administrative Agent.

7.13         ERISA Compliance, Etc.

Do, and cause each of its ERISA Affiliates to do, each of the following: (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Internal Revenue Code and other federal or state law, (b) cause each Plan that is qualified under Section 401(a) of the Internal Revenue Code to maintain such qualification, (c) make all required contributions to any Plan subject to Section 412, Section 430 or Section 431 of the Internal Revenue Code, (d) maintain each Canadian Pension Plan in compliance in all material respects with applicable Law, (e) cause each Canadian Pension Plan that has received a confirmation of registration from the Canada Revenue Agency to maintain such registration and (f) make all required contributions to any Canadian Pension Plan.

7.14         Pledged Assets.

(a)           Equity Interests. Cause 100% of the issued and outstanding Equity Interests of each Subsidiary directly owned by a Loan Party to be subject at all times to a first priority, perfected Lien (subject to Liens that arise by operation of Law and that do not secured Indebtedness for borrowed money) in favor of the Administrative Agent, for the benefit of the Secured Parties, pursuant to the terms and conditions of the Collateral Documents, and deliver such opinions of counsel and any filings and deliveries necessary in connection therewith to perfect the security interests therein, all in form and substance reasonably satisfactory to the Administrative Agent.

(b)           Other Property. Cause all property (other than Excluded Property) of each Loan Party to be subject at all times to first priority perfected Liens, which Liens are superior in right to any other Person (subject to Permitted Liens) and, in the case of owned real property, title insured Liens, in each case, in favor of the Administrative Agent to secure the Obligations pursuant to the Collateral Documents or, with respect to any such property acquired subsequent to the Effective Date, such other additional security documents as the Administrative Agent shall reasonably request and, in connection with the foregoing, deliver to the Administrative Agent such other documentation as the Administrative Agent may reasonably request including filings and deliveries necessary to perfect such Liens, Organization Documents, resolutions, Real Property Security Documents and favorable opinions of counsel to such Person, all in form, content and scope reasonably satisfactory to the Administrative Agent.

(c)           Collateral Access Agreements. Subject to Section 7.23(a), use commercially reasonable efforts to deliver to the Administrative Agent a Collateral Access Agreement with respect to any leased location where Collateral with a fair market value (as determined by the Borrower in good faith) of at least $250,000 is located within forty-five (45) days (or such longer period of time as may be agreed to by the Administrative Agent in its reasonable discretion) of the date on which such location first qualified for this requirement.

(d)           Supported Practices. Promptly upon the entering into by any Loan Party of any Material MSA after the Effective Date, deliver, or cause to be delivered, to the Administrative Agent with respect to such Material MSA (i) all Supported Practice Requirements and (ii) a duly executed MSA Collateral Assignment, in each case in form and substance reasonably satisfactory to the Administrative Agent; provided, that, the Loan Parties shall have until the date that is six (6) months after the Effective Date to comply with this clause (d) with respect to any Material MSA entered into between the Effective Date and the date that is six (6) months after the Effective Date. At any time and from time to time each Loan Party shall execute and deliver such further instruments and take such further action as Administrative Agent may reasonably request to effect the purposes of this Agreement and to perfect the Loan Parties’ first priority Lien (subject to Permitted Liens) on the assets of the Supported Practices party to Material MSAs, including to obtain control agreements (and in the case of Government Receivables Accounts, satisfactory sweep arrangements) in form and substance reasonably satisfactory to Administrative Agent covering each such Supported Practice’s cash and accounts.

(e)           Province of Quebec. Promptly following the date on which the value of the equipment, inventory and other tangible personal property of the Loan Parties located in the Province of Quebec (as determined in the good faith judgment of the Borrower) exceeds $500,000 in the aggregate, (i) notify the Administrative Agent of such occurrence and (ii) cause the applicable Loan Parties to execute and deliver Collateral Documents in form and substance satisfactory to the Administrative Agent to the extent necessary to create first priority perfected Liens in the equipment, inventory and other tangible personal property of the Loan Parties located in the Province of Quebec in favor of the Administrative Agent to secure the Obligations (which Liens are superior in right to any other Person (subject to Permitted Liens)) and, in connection with the foregoing, deliver to the Administrative Agent such other documentation as the Administrative Agent may reasonably request including filings and deliveries necessary to perfect such Liens, Organization Documents, resolutions,  and favorable opinions of counsel to such Persons all in form, content and scope reasonably satisfactory to the Administrative Agent.

7.15         Compliance with Material Contracts.

Comply in all respects with each Material Contract of such Person, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

7.16         Accounts.

Subject to Section 7.23(b), maintain all deposit or other accounts (including securities accounts) and all other accounts where money or securities are or may be deposited or maintained with any Person with banks or other financial institutions acceptable to the Administrative Agent and ensure that each such account is subject to a Qualifying Control Agreement, other than Excluded Accounts; provided, that, (a) the aggregate cash balance in each such Government Receivables Account is swept on a daily basis (pursuant to a sweep agreement with terms and conditions reasonably satisfactory to the Administrative Agent, which shall include a requirement that the Administrative Agent shall receive written notice of any changes to such sweep agreement and the standing sweep instruction thereunder) to a deposit account that is subject to a Qualifying Control Agreement and (b) each such Government Receivables Account shall receive payments solely in respect of Restricted Receivables and not in respect of any Receivables that are not Restricted Receivables.

7.17         Products, Services and Permits.

Without limiting the generality of Section 7.08, in connection with the development, testing, manufacture, marketing, transport, distribution, sale, or provision of each Product and Service, the Borrower or the applicable Subsidiary shall obtain, maintain, preserve and comply in all material respects with all Permits that are necessary or material to such development, testing, manufacture, marketing, transport, distribution, sale, or provision of such Product or Service by the Borrower or such Subsidiary.

7.18         Consents.

At least thirty (30) days prior to entering into or becoming bound by any license of Material IP Rights, the Loan Parties shall (a) provide written notice to the Administrative Agent of the material terms of such license with a description of its likely impact on the Loan Parties’ business or financial condition and (b) to the extent requested by the Administrative Agent, use commercially reasonable efforts to obtain the consent of, or waiver by, any Person whose consent or waiver is necessary for (i) the applicable Loan Party’s interest in such license to be deemed Collateral and for the Administrative Agent to have a security interest in it that might otherwise be restricted by the terms of the applicable license, whether now existing or entered into in the future and (ii) the Administrative Agent to have the ability in the event of a liquidation of any of the Collateral to dispose of such Collateral in accordance with the Administrative Agent’s rights and remedies under this Agreement and the other Loan Documents; provided, that, the failure to obtain any such consent or waiver shall not in and of itself constitute an Event of Default so long as the Loan Parties shall have used commercially reasonable efforts.

7.19         Anti-Corruption Laws.

Conduct its business in compliance with the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) and other similar anti-corruption legislation in other jurisdictions and maintain policies and procedures designed to promote and achieve compliance with such laws.

7.20          Maintenance of IP Rights.

Use commercially reasonable efforts to renew, prosecute, enforce and maintain all Material IP Rights, excluding the renewal, prosecution and maintenance of IP Rights that in the commercially reasonable business judgment of the Loan Parties are not necessary or material for the conduct of the business of the Loan Parties and any Subsidiaries.

7.21          Supported Practices and Management Services Agreements.

(a)            Cause all administrative and management services provided to any Supported Practice to be provided by the Borrower or any of its Subsidiaries pursuant to a Management Services Agreement.

(b)            Maintain all Supported Practice Requirements in full force and effect with respect to each Supported Practice party to a Material MSA and ensure that each Material MSA (i) complies with applicable Health Care Laws in all material respects; (ii) requires the applicable Supported Practice to (A) remain in compliance with all Health Care Laws applicable to it and its assets, business or operations, except to the extent that any noncompliance could not reasonably be expected to have a Material Adverse Effect, and (B) hold in full force and effect all Permits necessary for it to own, lease, sublease or operate its assets under applicable Health Care Laws or to conduct its business and operations as presently conducted except where the failure to hold such Permits could not reasonably be expected to have a Material Adverse Effect; (iii) prohibits assignment by such Supported Practice; (iv) does not restrict collateral assignment by the Loan Party party thereto to the Secured Parties; (v) requires (A) the Supported Practice to maintain its bank accounts in compliance with applicable Health Care Laws, including appropriate segregation of Governmental Receivables from non-Governmental Receivables in accordance with Medicare and the Medicare Regulations such that each of its Government Receivables Accounts shall receive payments solely in respect of Restricted Receivables and not in respect of any Receivables that are not Restricted Receivables and (B) the payment of Restricted Receivables into a lockbox controlled by such Supported Practice; and (vi) grants a Lien to the Loan Party in substantially all assets of such Supported Practice to secure such Supported Practice’s obligations thereunder and authorizes the Loan Party to file UCC financing statements evidencing such Lien (provided, however, that, patient records (whether confidential or otherwise) or other property the disclosure, transfer, assignment, pledge, or encumbrance of which is prohibited by, or is otherwise contrary to, applicable Law (including Health Care Laws) shall not be included in the description of such collateral); provided, that, (x) the Loan Parties shall have until the date that is six (6) months after the Effective Date to comply with this clause (b) with respect to any Supported Practice party to a Material MSA entered into between the Effective Date and the date that is six (6) months after the Effective Date, (y) this clause (b) shall be subject to Section 7.23(e) with respect to each Supported Practice party to a Material MSA in existence as of the Effective Date and (z) Permitted MSA Terminations shall not violate this clause (b).

(c)            Comply in all material respects with the terms of each Management Services Agreement.

(d)          With respect to each Supported Practice party to a Material MSA: (i) provide the Administrative Agent at least three (3) Business Days’ prior written notice of the amendment of such Material MSA (other than a Permitted MSA Amendment) and deliver to the Administrative Agent a copy of the draft amendment thereto prior to execution; (ii) file appropriate UCC-1 financing statements required under applicable Law to perfect by filing the Lien granted under such Material MSA (provided, that, the Loan Parties shall have until the date that is six (6) months after the Effective Date to comply with this clause (d)(ii) with respect to any Supported Practice existing on the Effective Date); (iii) enter into sweep agreements with respect to each Government Receivables Account pursuant to which the aggregate cash balance in each such Government Receivables Account is swept on a daily basis into a deposit account that is subject to a control agreement in favor of the applicable Loan Party; and (iv) provide the Administrative Agent with at least three (3) Business Days’ prior written notice of any Permitted MSA Termination.

(e)            Enforce in all material respects all of its rights and obligations under each Management Services Agreement and not waive or release any material rights thereunder, including, without limitation, the right to receive Management Fees and other payments thereunder, without Administrative Agent’s prior written consent, except for Permitted MSA Amendments and Permitted MSA Terminations.

7.22          Compliance Program.

Commencing on the date that is six (6) months after the Effective Date, maintain a Health Care Compliance Program that includes: (a) regular compliance training for all directors, officers, employees, and contractors (including, as applicable, Licensed Providers); (b) reasonable monitoring on a regular basis to ensure adherence to, and effectiveness of, the Health Care Compliance Program; and (c) modification of the compliance program from time to time as may be reasonably necessary to promote continuing material compliance with all applicable Laws, including all applicable Health Care Laws.

7.23         Post-Closing Matters.

(a)            Within forty-five (45) days of the Effective Date (or such longer period as the Administrative Agent may agree in its reasonable discretion), use commercially reasonable efforts to deliver to the Administrative Agent duly executed Collateral Access Agreements for (i) the Loan Parties’ headquarters and (ii) each of the Loan Parties’ other leased locations where Collateral with a value of at least $250,000 is located.

(b)            Within thirty (30) days of the Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), deliver to the Administrative Agent duly executed Qualifying Control Agreements for each deposit and other account (including securities accounts) of the Loan Parties to the extent required pursuant to Section 7.16.

(c)            Within sixty (60) days of the Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), deliver to the Administrative Agent a duly executed MSA Collateral Assignment with respect to each Material MSA listed on Schedule 6.23(k).

(d)            Within sixty (60) days of the Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), deliver to the Administrative Agent evidence that the Existing SBA Indebtedness shall have been repaid in full and all liens relating thereto shall have been released of record.

(e)            within six (6) months of the Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), use commercially reasonable efforts to cause each Material MSA listed on Schedule 6.23(k) to be in compliance with the Supported Practice Requirements and the requirements of Section 7.21.

(f)            Within sixty (60) days of the Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), deliver to Administrative Agent (i) an endorsement to each insurance policy of the Loan Parties providing liability coverage designating the Administrative Agent (and its successors and/or assigns) as an additional insured thereunder, (ii) an endorsement to each property or casualty insurance policy with respect to property of the Loan Parties designating the Administrative Agent (and its successors and/or assigns) as lender’s loss payee thereunder, (iii) an endorsement to each insurance policy of the Loan Parties pursuant to which the insurer agrees that it will give Administrative Agent thirty (30) days (or ten (10) days for cancellation due to nonpayment of premium) prior written notice before any such policy or policies shall be altered or canceled and (iv) copies of insurance policies or certificates of insurance evidencing liability and casualty insurance meeting the requirements set forth in the Loan Documents, including, but not limited to, naming the Administrative Agent as additional insured (in the case of liability insurance) or lender’s loss payee and/or mortgagee (in the case of hazard insurance), as applicable, on behalf of the Secured Parties, with respect to (A) the Persons acquired in the Success Acquisition, (B) the Borrower and (C) Achieve TMS Alaska LLC.

(g)            Within ninety (90) days of the Effective Date (or such longer period as the Administrative Agent may agree in its sole discretion), deliver to Administrative Agent a good standing certificate evidencing that Greenbrook TMS Fort Bend LLC, a Texas limited liability company, is in good standing and qualified to engage in business in the State of Texas.

ARTICLE VIII

NEGATIVE COVENANTS

On the Effective Date and thereafter, so long as any Lender shall have any Commitment hereunder or any Loan or other Obligation (other than contingent indemnification obligations for which no claim has been asserted) hereunder shall remain unpaid or unsatisfied, no Loan Party shall, nor shall it permit any Subsidiary to, directly or indirectly:

8.01          Liens.

Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a)            Liens pursuant to any Loan Document;

(b)            Liens existing on the Effective Date and listed on Schedule 8.01;

(c)            Liens (other than Liens imposed under ERISA or in respect of a Canadian Pension Plan) for taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with the Applicable Accounting Standard;

(d)            statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and suppliers and other Liens imposed by law or pursuant to customary reservations or retentions of title arising in the ordinary course of business; provided, that, such Liens secure only amounts not yet due and payable or, if due and payable, are unfiled and no other action has been taken to enforce the same or are being contested in good faith by appropriate proceedings for which adequate reserves determined in accordance with the Applicable Accounting Standard have been established;

(e)            pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA or in respect of a Canadian Pension Plan;

(f)            deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)            easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(h)            Liens securing judgments for the payment of money (or appeal or other surety bonds relating to such judgments) not constituting an Event of Default under Section 9.01(h);

(i)            Liens securing Indebtedness permitted under Section 8.03(e); provided, that: (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, (ii) the Indebtedness secured thereby does not exceed the cost (negotiated on an arm’s length basis) of the property being acquired on the date of acquisition and (iii) such Liens attach to such property concurrently with or within sixty (60) days after the acquisition thereof;

(j)            licenses, sublicenses, leases or subleases (other than relating to intellectual property) granted to others in the ordinary course of business not interfering in any material respect with the business of any Loan Party or any Subsidiary;

(k)            normal and customary rights of setoff upon deposits of cash in favor of banks or other depository institutions;

(l)            Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection;

(m)            non-exclusive licenses granted to end users or customers for the Proprietary Software in object code format; and

(n)            other Liens not permitted by any of the foregoing clauses of this Section 8.01, in an aggregate amount not to exceed $1,000,000 at any one time outstanding.

8.02         Investments.

Make any Investments, except:

(a)            Investments held by the Borrower or any Subsidiary in the form of cash or Cash Equivalents;

(b)            Investments existing as of the Effective Date and set forth in Schedule 8.02;

(c)            (i) Investments in any Person that is a Loan Party prior to or immediately after giving effect to such Investment, (ii) Investments by the Borrower and its Subsidiaries in each of their respective Subsidiaries outstanding on the Effective Date in the form of Equity Interests or other equity contributions and (iii) Investments by any Subsidiary that is not a Loan Party in any other Subsidiary that is not a Loan Party;

(d)            Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(e)            Permitted Acquisitions, the Mutually Agreed Upon Acquisition and the Success Acquisition;

(f)            Investments consisting of (i) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business and (ii) loans to employees, officers or directors relating to the purchase of Qualified Capital Stock of the Borrower pursuant to employee stock purchase plans or agreements approved by the Borrower’s Board of Directors, in an aggregate amount for all such Investments made in reliance of this clause (f) not to exceed $500,000 at any one time outstanding;

(g)            Investments consisting of obligations of the Borrower or any Subsidiary under Swap Contracts permitted under Section 8.03(d) that are incurred for non-speculative purposes in the ordinary course of business;

(h)            Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business; and

(i)            other Investments not permitted by any of the foregoing clauses of this Section 8.02, in an aggregate amount not to exceed $1,000,000 at any one time outstanding.

8.03         Indebtedness.

Create, incur, assume or suffer to exist any Indebtedness, except:

(a)            Indebtedness under the Loan Documents;

(b)            Indebtedness of the Borrower and its Subsidiaries existing on the Effective Date and described on Schedule 8.03 and Permitted Refinancings thereof;

(c)            intercompany Indebtedness permitted under Section 8.02 (other than by reference to this Section 8.03 (or any sub-clause hereof));

(d)            obligations (contingent or otherwise) of the Borrower or any Subsidiary existing or arising under any Swap Contract; provided, that, (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation or taking a “market view” and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(e)            purchase money Indebtedness hereafter incurred by the Borrower or any of its Subsidiaries to finance the purchase of fixed assets, and renewals, refinancings and extensions thereof; provided, that, (i) the total of all such Indebtedness for all such Persons taken together shall not exceed an aggregate principal amount of $1,000,000 at any one time outstanding, (ii) such Indebtedness when incurred shall not exceed the purchase price of the asset(s) financed and (iii) no such Indebtedness shall be refinanced for a principal amount in excess of the principal balance outstanding thereon at the time of such refinancing;

(f)            unsecured Indebtedness in respect of netting services, overdraft protections, employee credit card programs, credit card processing services, debit cards, stored value cards, purchase cards (including so called “procurement cards” or “p-cards”), automatic clearinghouse arrangements and similar arrangements in each case in connection with deposit accounts and Indebtedness arising from the honoring of a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, that, (x) any such Indebtedness is extinguished within thirty (30) days and (y) the aggregate outstanding principal amount of such Indebtedness shall not at any time exceed $1,000,000;

(g)            to the extent constituting Indebtedness, unsecured obligations arising from agreements of any Loan Party providing for indemnification, working capital purchase price adjustments or other similar customary obligations, in each case, incurred or assumed in connection with an Acquisition permitted under this Agreement; and

(h)            unsecured Indebtedness not permitted by any of the foregoing clauses of this Section 8.03, in an aggregate principal amount not to exceed $1,000,000 at any one time outstanding.

8.04         Fundamental Changes.

Merge, amalgamate, dissolve, liquidate or consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person; provided, that, notwithstanding the foregoing provisions of this Section 8.04 but subject to the terms of Sections 7.12 and 7.14, (a) the Borrower may merge, amalgamate or consolidate with any of its Subsidiaries, provided that the Borrower shall be the continuing or surviving corporation and the Borrower shall immediately take whatever steps and deliver whatever documents (including opinions of counsel satisfactory to the Administrative Agent) are reasonably required by the Administrative Agent to ensure that the Lenders’ position is not adversely affected as a result, (b) any Loan Party (other than the Borrower) may merge or consolidate with any other Loan Party (other than the Borrower), (c) any Subsidiary that is not a Loan Party may be merged or consolidated with or into any Loan Party; provided, that, such Loan Party shall be the continuing or surviving corporation, (d) any Subsidiary that is not a Loan Party may be merged or consolidated with or into any other Subsidiary that is not a Loan Party and (e) any Subsidiary that is not a Loan Party may dissolve, liquidate or wind up its affairs at any time; provided, that, such dissolution, liquidation or winding up could not reasonably be expected to have a Material Adverse Effect and all of its assets and business are transferred to a Loan Party prior to or concurrently with such dissolution, liquidation or winding up.

8.05         Dispositions.

Make any Disposition that is not a Permitted Disposition unless (a) the consideration paid in connection therewith shall be cash or Cash Equivalents paid contemporaneous with consummation of the transaction and shall be in an amount not less than the fair market value of the property disposed of, (b) no Default or Event of Default shall have occurred and be continuing both immediately prior to and after giving effect to such Disposition, and (c) the aggregate net book value of all of the assets sold or otherwise disposed of in such Disposition together with the aggregate net book value of all assets sold or otherwise disposed of by the Borrower and its Subsidiaries in all other Dispositions occurring during the term of this Agreement does not exceed $1,000,000.

8.06         Restricted Payments.

Declare or make, directly or indirectly, any Restricted Payment, except that:

(a)            each Subsidiary may make Restricted Payments to any Loan Party;

(b)            the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in the Qualified Capital Stock of such Person;

(c)            each Subsidiary may make Restricted Payments to any Person that owns Equity Interests in such Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(d)            to the extent constituting a Restricted Payment, the exercise of the conversion rights pursuant to the terms of the Conversion Instruments; and

(e)            to the extent constituting a Restricted Payment, Investments permitted under Section 8.02 and Dispositions permitted under Section 8.05 (in each case, other than by reference to this Section 8.06 (or any sub-clause hereof)).

8.07         Change in Nature of Business.

Engage in any material line of business substantially different from those lines of business conducted by the Borrower and its Subsidiaries on the Effective Date or any business substantially related or incidental thereto.

8.08         Transactions with Affiliates and Insiders.

Enter into or permit to exist any transaction or series of transactions with any officer, director or Affiliate of such Person other than (a) advances of working capital to any Loan Party, (b) transfers of cash and assets to any Loan Party, (c) intercompany transactions expressly permitted by Section 8.02, Section 8.03, Section 8.04, Section 8.05 or Section 8.06 (in each case, other than by reference to this Section 8.08 (or any sub-clause hereof)), (d) compensation and reimbursement of expenses of officers and directors in the ordinary course of business and (e) except as otherwise specifically limited in this Agreement, other transactions which are entered into in the ordinary course of such Person’s business on terms and conditions substantially as favorable to such Person as would be obtainable by it in a comparable arms-length transaction with a Person other than an officer, director or Affiliate.

8.09         Burdensome Agreements.

Enter into, or permit to exist, any Contractual Obligation that (a) encumbers or restricts the ability of any such Person to (i) make Restricted Payments to any Loan Party, (ii) pay any Indebtedness or other obligations owed to any Loan Party, (iii) make loans or advances to any Loan Party, (iv) transfer any of its property to any Loan Party, (v) pledge its property pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof or (vi) act as a Loan Party pursuant to the Loan Documents or any renewals, refinancings, exchanges, refundings or extension thereof, except (in respect of any of the matters referred to in clauses (i) through (v) above) for (1) this Agreement and the other Loan Documents, (2) any document or instrument governing Indebtedness incurred pursuant to Section 8.03(e); provided, that, any such restriction contained therein relates only to the asset or assets constructed or acquired in connection therewith, or (3) customary restrictions and conditions contained in any agreement relating to the sale of any property permitted under Section 8.05 pending the consummation of such sale or (b) requires the grant of any security for any obligation if such property is given as security for the Obligations.

8.10         Use of Proceeds.

Use the proceeds of any Loan, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

8.11         Payment of Other Indebtedness.

Make (or give any notice with respect thereto) any voluntary or optional payment or prepayment or redemption, cash settlement or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), refund, refinance or exchange of any Indebtedness of any Loan Party or any Subsidiary (other than any of the foregoing payments or transactions relating to (x) Indebtedness arising under the Loan Documents or (y) Indebtedness permitted under Section 8.03(e) to the extent made with the proceeds of additional issuances of Indebtedness permitted under Section 8.03(e)).

8.12         Organization Documents and Management Services Agreements; Fiscal Year; Legal Name, Jurisdiction of Formation and Form of Entity.

(a)            Amend, modify or change its Organization Documents in a manner adverse to the Administrative Agent or the Lenders.

(b)            Amend, modify, change or terminate any Material MSA except for Permitted MSA Amendments and Permitted MSA Terminations.

(c)            Change its fiscal year.

(d)            Without providing five (5) Business Days prior written notice to the Administrative Agent, change its name, jurisdiction of organization or form of organization.

(e)            (i) Make any change in accounting policies or reporting practices which directly or indirectly impact the calculation of the financial covenants contained in Section 8.16 or Section 8.17 except as required by the Applicable Accounting Standard or as contemplated in the definition of “Applicable Accounting Standard” or (ii) make any other change in accounting policies or reporting practices unless permitted by the Applicable Accounting Standard.

8.13         Ownership of Subsidiaries.

Notwithstanding any other provisions of this Agreement to the contrary, (a) permit any Person (other than any Loan Party or any Wholly Owned Subsidiary) to own any Equity Interests of any Subsidiary, except (i) to qualify directors where required by applicable law or to satisfy other requirements of applicable law with respect to the ownership of Equity Interests of Foreign Subsidiaries and (ii) Persons other than the Loan Parties and their Wholly Owned Subsidiaries may own Equity Interests of Subsidiaries that are Management Services Organizations; provided, that, (A) greater than fifty percent (50%) of the Voting Stock of each such Subsidiary is at all times owned by the Loan Parties and their Wholly Owned Subsidiaries and (B) such Subsidiary is at all times Controlled by the Loan Parties and their Wholly Owned Subsidiaries, (b) permit any Loan Party or any Subsidiary to issue or have outstanding any shares of Disqualified Capital Stock or (c) create, incur, assume or suffer to exist any Lien on any Equity Interests of any Subsidiary to the extent that such Equity Interests are owned by a Loan Party or a Subsidiary of a Loan Party, except for (i) the Lien in favor of the Administrative Agent pursuant to the Collateral Documents and (ii) Liens that arise by operation of Law and that do not secure Indebtedness for borrowed money.

8.14         Sale and Leasebacks.

Enter into any Sale and Leaseback Transaction.

8.15         Sanctions; Anti-Corruption Laws.

(a)            Directly or indirectly, use the proceeds of any Loan, or lend, contribute or otherwise make available the proceeds of any Loan to any Person, to fund any activities of or business with any Person, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as Lender, Administrative Agent, or otherwise) of Sanctions.

(b)            Directly or indirectly, use the proceeds of any Loan for any purpose which would breach the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada) and other similar anti-corruption legislation in other jurisdictions.

8.16         Consolidated Revenues.

(a)            Consolidated Revenues.

At any time, permit Consolidated Revenues for any applicable four (4) consecutive fiscal quarter period, commencing with the four (4) consecutive fiscal quarter period ending September 30, 2022, to be less than the applicable amount set forth in the table below for any such period.

Four (4) Consecutive Fiscal Quarter Period Ending:	Amount:
September 30, 2022:	[***Redacted – Commercially Sensitive Information***]
December 31, 2022:
March 31, 2023:
June 30, 2023:
September 30, 2023:
December 31, 2023:
March 31, 2024:
June 30, 2024:
September 30, 2024:
December 31, 2024:
March 31, 2025:
June 30, 2025:
September 30, 2025:
December 31, 2025:
March 31, 2026:
June 30, 2026:
September 30, 2026:
December 31, 2026:
March 31, 2027:
June 30, 2027 and each four (4) consecutive fiscal quarter period ending thereafter:

(b)            Equity Cure Right.

(i)            Notwithstanding anything to the contrary contained in Section 8.16(a), in the event that any Loan Party would otherwise be in default of the financial covenant set forth in Section 8.16(a) for any period, on or before the tenth (10th) Business Day subsequent to the due date for delivery of the financial statements for such period pursuant to Section 7.01 (such period, the “Cure Period”), the Borrower shall have the right to issue Qualified Capital Stock for cash in an aggregate amount not to exceed the amount necessary to cure the relevant failure to comply with Section 8.16(a) (such equity contribution, a “Specified Equity Contribution”), and upon the receipt by the Borrower of such Specified Equity Contribution within the Cure Period, the financial covenant set forth in Section 8.16(a) shall be recalculated giving effect to the following pro forma adjustments (collectively, the “Cure Right”):

(A)            Consolidated Revenues shall be increased for the applicable fiscal quarter (the “Applicable Quarter”) and any period of four (4) consecutive fiscal quarters that includes the Applicable Quarter, solely for the purpose of measuring the financial covenant set forth in Section 8.16(a), and not for any other purpose under this Agreement or any other Loan Document, by an amount equal to the Specified Equity Contribution; and

(B)            If, after giving effect to the foregoing recalculation, the Loan Parties shall then be in compliance with the requirements of the financial covenant set forth in Section 8.16(a), the Loan Parties shall be deemed to have satisfied the requirements of the financial covenant set forth in Section 8.16(a) as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the covenant set forth in Section 8.16(a) that had occurred shall be deemed cured for the purposes of this Agreement and the other Loan Documents.

(ii)            Notwithstanding anything herein to the contrary, (A) the Loan Parties shall provide notice to the Administrative Agent of their intention to exercise the Cure Right no later than the date of delivery of the financial statements evidencing such noncompliance pursuant to Section 7.01, (B) in each four (4) consecutive fiscal quarter period, there shall be a period of at least two (2) fiscal quarters in respect of which no Cure Right is exercised, (C) the Specified Equity Contribution shall be no greater than the amount required for purposes of complying with the financial covenant in Section 8.16(a), (D) the Specified Equity Contribution received pursuant to any exercise of the Cure Right shall be disregarded for purposes of determining any available basket under any covenant in this Agreement, and (E) the Cure Right may be exercised no more than four (4) times during the term of this Agreement.

8.17         Liquidity.

Subject to Section 7.23(b), permit Liquidity, on any date, to be less than $3,000,000.

8.18         Canadian Pension Plans and Canadian Defined Benefit Pension Plans.

Maintain, contribute to, or incur any liability or contingent liability in respect of a Canadian Pension Plan or a Canadian Defined Benefit Pension Plan.

ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

9.01         Events of Default.

Any of the following shall constitute an Event of Default:

(a)            Non-Payment. The Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, (ii) within three (3) Business Days after the same becomes due, any interest on any Loan, or any fee (including any exit fee under Section 2.07(b)) or repayment premium due hereunder or (iii) within five (5) Business Days after the same becomes due, any other amount payable hereunder or under any other Investment Document (including, without limitation, any consideration deliverable on the date required under any Conversion Instrument upon any exercise of the conversion rights pursuant to the terms of any Conversion Instrument); or

(b)            Specific Covenants. Any Loan Party fails to (i) perform or observe any term, covenant or agreement contained in any of Section 2.03(b), 2.03(c), 7.01, 7.02, 7.03, 7.05, 7.10, 7.11, 7.12, 7.14, 7.15, 7.16, 7.17, 7.18 or 7.19 or Article VIII, (ii) without limitation of the foregoing, make an offer of prepayment required under Section 2.03(b) or 2.03(c) or (iii) without limitation of the foregoing (or the foregoing clause (a)), immediately make a prepayment the offer of which has been accepted by the Lenders pursuant to Section 2.03(b) or 2.03(c); or

(c)            Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Investment Document on its part to be performed or observed and such failure continues for thirty (30) days after the earlier of the date on which (i) a Responsible Officer of any Loan Party becomes aware of such failure or (ii) written notice thereof shall have been given to any Loan Party by the Administrative Agent or any Lender; or

(d)            Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower or any other Loan Party (i) herein, (ii) in any other Investment Document, or (iii) in any document delivered in connection herewith or therewith shall be incorrect or misleading when made or deemed made, and, solely with respect to any representation, warranty, certification or statement of fact made pursuant to Sections 6.15 or 6.17 of this Agreement or as described in clauses (ii) or (iii) above, to the extent that such representation, warranty, certification or statement of fact being incorrect or misleading had, or could reasonably be expected to have, a Material Adverse Effect (without duplication of any qualification by materiality or reference to Material Adverse Effect or material adverse effect); or

(e)            Cross-Default. (i) Any Loan Party or any Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), in respect of any Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Borrower or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which the Borrower or any Subsidiary is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by the Borrower or such Subsidiary as a result thereof is greater than the Threshold Amount; or

(f)            Insolvency Proceedings, Etc. Any Loan Party or any of its Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or makes a proposal to its creditors or files notice of its intention to do so, institutes any other proceeding under applicable Law seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors, composition of it or its debts or any other similar relief; or applies for or consents to the appointment of any receiver, receiver-manager, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, receiver-manager, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding; or

(g)            Inability to Pay Debts; Attachment. (i) Any Loan Party or any of its Subsidiaries becomes unable or admits in writing its inability or fails generally to pay its debts as they become due or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty (30) days after its issue or levy; or

(h)            Judgments. There is entered against any Loan Party or any Subsidiary (i) one or more final judgments or orders for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer has been notified of the potential claim and has not denied or failed to acknowledge coverage) or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order or (B) there is a period of thirty (30) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)            ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of any Loan Party under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, (ii) the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount or (iii) any failure by any Loan Party or any Subsidiary to perform its obligations under a Canadian Pension Plan which has resulted or could reasonably be expected to result in liability of any Loan Party in an aggregate amount in excess of the Threshold Amount; or

(j)            Invalidity of Investment Documents. Any Investment Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder, ceases to be in full force and effect; or any Loan Party or any other Person contests in any manner the validity or enforceability of any Investment Document; or any Loan Party denies that it has any or further liability or obligation under any Investment Document, or purports to revoke, terminate or rescind any Investment Document; or

(k)            Change of Control. There occurs any Change of Control; or

(l)            Material Adverse Effect. There occurs;

(i)            the loss of validity or enforceability, or early termination, of any Material Contract to the extent that such loss or termination could reasonably be expected to result in a Material Adverse Effect (in light of any contemplated renegotiation or replacement of such Material Contract);

(ii)            any party to any Material Contract fails to perform or observe any material terms in such Material Contract and such failure could reasonably be expected to result in a Material Adverse Effect, unless such failure is remedied within thirty (30) days after the earlier of the date on which (A) a Responsible Officer of any Loan Party becomes aware of such failure or (B) written notice thereof shall have been given to any Loan Party by the Administrative Agent or any Lender;

(iii)            any uninsured casualty, loss, damage, condemnation, expropriation or nationalization of assets of any Loan Party or any Subsidiary in excess of the Threshold Amount that causes or would reasonably be expected to cause a Material Adverse Effect;

(iv)            any change in Health Care Laws occurs that causes or would reasonably be expected to cause a Material Adverse Effect;

(v)            any court order enjoins, restrains or prevents any Loan Party, any Subsidiary or any Supported Practice from conducting any part of its business that causes or could reasonably be expected to cause a Material Adverse Effect;

(vi)            any action, suit, proceeding or claim (whether as initially constituted or as amended or otherwise modified), at law, in equity, in arbitration or before any Governmental Authority (in each case, whether in the form of a new action, suit, proceeding or claim or an already existing action, suit, proceeding or claim) seeks an injunction or restraining order against any Loan Party, any Subsidiary, or any Supported Practice, which injunction or restraining order, if obtained, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

(vii)            a data security event that results in, or could reasonably be expected to result in, a loss that causes or would reasonably be expected to cause a Material Adverse Effect (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage);

(viii)            any Governmental Authority requires a new Permit that has not been obtained or withdraws, suspends, cancels, materially limits, terminates or materially adversely modifies any existing Permit, in each case, for any Loan Party, any Subsidiary or any Supported Practice, which requirement, withdrawal, suspension, cancellation, material limitation, termination or material adverse modification, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect or prevent the Loan Parties and their Subsidiaries from conducting any material part of their business;

(ix)            any technological or commercial development or advancement affecting the transcranial magnetic stimulation industry that makes the business of the Loan Parties and their Subsidiaries obsolete or that could otherwise reasonably be expected to result in a Material Adverse Effect; or

(x)            any event, development or other circumstance that (A) results in Consolidated Revenues decreasing by greater than twenty percent (20%), as assessed as at the end of the fiscal quarter in which such event, development or circumstance, as applicable, occurs and at the end of each of the next three fiscal quarters, by comparing Consolidated Revenues for the four fiscal quarter period most recently ended prior to such event, development or circumstance, as applicable, for which the Loan Parties were required to deliver financial statements pursuant to Section 7.01(a) or (b) as against Consolidated Revenues for the four fiscal quarter period ending on the applicable date of assessment or (B) is reasonably expected to result in either (1) Consolidated Revenues decreasing by greater than twenty percent (20%) or (2) total assets of the Borrower and its Subsidiaries decreasing by greater than twenty percent (20%), in each case, during the period of four fiscal quarters following the occurrence of such event, development or circumstance, as applicable, based on Consolidated Revenues for the four fiscal quarter period most recently ended and total assets as of the most recent fiscal quarter end, in each case, prior to such event, development or circumstance, as applicable, for which the Loan Parties were required to deliver financial statements pursuant to Section 7.01(a) or (b) and based on projections prepared in good faith; or

(m)            Permits.  The loss, suspension, restriction, or revocation of, or failure to renew, any Permit necessary for it to own, lease, sublease or operate its assets and/or to conduct its respective business or operations as conducted on the Effective Date, whether now held or hereafter acquired by the Borrower, any of its Subsidiaries or any Supported Practice, if such loss, suspension, revocation or failure to renew could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; or

(n)            Exclusion Events. There occurs an Exclusion Event that has had, or would reasonably be expected to have, a Material Adverse Effect; or

(o)            Termination of Management Services Agreements. One or more Management Services Agreements representing an aggregate amount of ten percent (10%) or more of gross revenues from all Management Services Agreements are terminated, discontinued or cancelled, excluding (i) any termination, discontinuation or cancellation of a Management Services Agreement in the ordinary course pursuant to its terms and (ii) to the extent any such Management Services Agreement is replaced with another Management Services Agreement (representing at least the same amount of gross revenue as the Management Services Agreement that was terminated, discontinued or cancelled) within thirty (30) days.

9.02         Remedies Upon Event of Default.

If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)            declare the commitment of each Lender to make Loans to be terminated, whereupon such commitments and obligation shall be terminated;

(b)            declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon and all other amounts (including any repayment premium and exit fees) owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Loan Parties; and

(c)            exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents;

provided, however, that, upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States or any other Debtor Relief Law, the obligation of each Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts (including any repayment premium and exit fees) as aforesaid shall automatically become due and payable, in each case without further act of the Administrative Agent or any Lender.

If the Obligations are accelerated for any reason, the repayment premium required by Section 2.03(d) and the exit fee required by Section 2.07(b) will also be due and payable as though such Obligations were voluntarily prepaid and any discount on the Loans shall be deemed earned in full and, in each case, shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of each Lender’s lost profits as a result thereof. Any repayment premium required by Section 2.03(d) and any exit fee required by Section 2.07(b) payable pursuant to the preceding sentence shall be presumed to be the liquidated damages sustained by each Lender as the result of the early termination and the Borrower and the other Loan Parties agree that it is reasonable under the circumstances currently existing. The repayment premium required by Section 2.03(d) and the exit fee required by Section 2.07(b) shall also be payable and any discount on the Loans shall be deemed earned in full, in each case, in the event that the Obligations (and/or this Agreement) are satisfied or released by foreclosure (whether by power of judicial proceeding), deed in lieu of foreclosure or by any other means. TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE BORROWER AND THE OTHER LOAN PARTIES EXPRESSLY WAIVE THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING REPAYMENT PREMIUM, EXIT FEE AND ANY DISCOUNT ON THE LOANS IN CONNECTION WITH ANY SUCH ACCELERATION. The Borrower and the other Loan Parties expressly agree that (i) the repayment premium required by Section 2.03(d), the exit fee required by Section 2.07(b) and any discount on the Loans provided for herein is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (ii) the repayment premium required by Section 2.03(d), the exit fee required by Section 2.07(b) and any discount on the Loans shall be payable notwithstanding the then prevailing market rates at the time payment is made, (iii) there has been a course of conduct between the Lenders and the Borrower and the other Loan Parties giving specific consideration in this transaction for such agreement to pay the repayment premium required by Section 2.03(d), the exit fee required by Section 2.07(b) and any discount on the Loans, (iv) the Borrower and the other Loan Parties shall be estopped hereafter from claiming differently than as agreed to in this paragraph and (v) the repayment premium required by Section 2.03(d), the exit fee required by Section 2.07(b) and any discount on the Loans represent a good faith, reasonable estimate and calculation of the lost profits or damages of the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of any early termination. The Borrower and the other Loan Parties expressly acknowledge that their agreement to pay the repayment premium required by Section 2.03(d), the exit fee required by Section 2.07(b) and any discount on the Loans to the Lenders as herein described is a material inducement to the Lenders to make the Loans hereunder.

9.03         Application of Funds.

After the exercise of remedies provided for in Section 9.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 9.02), any amounts received by any Lender or the Administrative Agent on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest, repayment premium and exit fees) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders) arising under the Investment Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on and repayment premium and exit fees with respect to the Loans, ratably among the Lenders in proportion to the respective amounts described in this clause Third held by them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law.

ARTICLE X

ADMINISTRATIVE AGENT

10.01       Appointment and Authority.

(a)            Each of the Lenders hereby irrevocably appoints Madryn Health Partners II (Cayman Master), LP to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b)            The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are incidental thereto. In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 10.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent, shall be entitled to the benefits of all provisions of this Article X and Article XI (including Section 11.04(c), as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

(c)            Appointment for the Province of Quebec. Without limiting the powers of the Administrative Agent pursuant to the terms hereof or of the other Loan Documents, for the purposes of and enforcing any and all Liens granted by any of the Loan Parties under the laws of the Province of Quebec pursuant to the Collateral Documents, each of the Lenders hereby acknowledge that the Administrative Agent shall be and act as the hypothecary representative of all present and future Lenders for all purposes of Article 2692 of the Civil Code of Quebec (the “Hypothecary Representative”). Each of the Secured Parties appoints, to the extent necessary, the Administrative Agent as its Hypothecary Representative to hold the Liens created pursuant to such Collateral Documents in order to secure the Obligations. The Administrative Agent accepts to act as Hypothecary Representative of all present and future Secured Parties for all purposes of Article 2692 of the Civil Code of Quebec.

10.02       Rights as a Lender.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Loan Party or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

10.03       Exculpatory Provisions.

The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(a)            shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)            shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided, that, the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c)            shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 11.01 and Section 9.02) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and non-appealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given in writing to the Administrative Agent by the Borrower, or a Lender.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

10.04       Reliance by Administrative Agent.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Loan Parties), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

10.05       Delegation of Duties.

The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Facilities provided for herein as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and non-appealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

10.06       Resignation of Administrative Agent.

The Administrative Agent may resign as Administrative Agent at any time by giving thirty (30) days advance notice thereof to the Lenders and the Borrower and, thereafter, the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. Upon any such resignation, the Required Lenders shall have the right, subject to the approval of the Borrower (so long as no Event of Default has occurred and is continuing; such approval not to be unreasonably withheld or delayed), to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, been approved (so long as no Event of Default has occurred and is continuing) by the Borrower or have accepted such appointment within thirty (30) days after the Administrative Agent’s giving of notice of resignation, then the Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent reasonably acceptable to the Borrower (so long as no Default or Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the retiring Administrative Agent. After any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the provisions of this Section 10.06 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent. If no successor has accepted appointment as Administrative Agent by the date which is thirty (30) days following a retiring Administrative Agent’s notice of resignation, the retiring Administrative Agent’s resignation shall nevertheless thereupon become effective and the Required Lenders shall perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

10.07       Non-Reliance on Administrative Agent and Other Lenders.

Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

10.08       Administrative Agent May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)            to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 11.04) allowed in such judicial proceeding; and

(b)            to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Section 11.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

10.09       Collateral and Guaranty Matters.

The Lenders irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a)            to release any Lien on any Collateral granted to or held by the Administrative Agent under any Loan Document (i) upon termination of all unused Commitments and payment in full of all Obligations (other than contingent indemnification obligations for which no claim has been asserted), (ii) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other Disposition permitted hereunder or under any other Loan Document or any Involuntary Disposition or (iii) as approved in accordance with Section 11.01;

(b)            to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 8.01(i); and

(c)            to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty, pursuant to this Section 10.09.

The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

ARTICLE XI

MISCELLANEOUS

11.01       Amendments, Etc.

No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, further, that:

(a)            no such amendment, waiver or consent shall:

(i)            extend or increase the Commitment of a Lender (or reinstate any Commitment terminated pursuant to Section 9.02) without the written consent of such Lender whose Commitment is being extended or increased (it being understood and agreed that a waiver of any condition precedent set forth in Sections 5.02 or of any Default or a mandatory reduction in Commitments is not considered an extension or increase in Commitments of any Lender);

(ii)            postpone any date fixed by this Agreement or any other Loan Document for any payment of principal (excluding mandatory prepayments), interest, repayment premiums, fees (including exit fees) or other amounts due to the Lenders (or any of them) or any scheduled or mandatory reduction of the Commitments hereunder or under any other Loan Document without the written consent of each Lender entitled to receive such payment or whose Commitments are to be reduced;

(iii)            reduce the principal of, the rate of interest specified herein on or the repayment premium specified herein on any Loan, or any fees (including exit fees) or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to receive such payment of principal, interest, fees or other amounts; provided, however, that, only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate;

(iv)            change any provision of this Section 11.01(a) or the definition of “Required Lenders” without the written consent of each Lender directly affected thereby;

(v)            except in connection with a Disposition permitted under Section 8.05, release all or substantially all of the Collateral without the written consent of each Lender directly affected thereby;

(vi)            release the Borrower or, except in connection with a merger or consolidation permitted under Section 8.04 or a Disposition permitted under Section 8.05, all or substantially all of the value of the Guaranty without the written consent of each Lender directly affected thereby, except to the extent the release of any Guarantor is permitted pursuant to Section 10.09 (in which case such release may be made by the Administrative Agent acting alone);

(vii)            subordinate, or have the effect of subordinating, the Obligations hereunder to any other Indebtedness or other obligation without the written consent of each Lender directly affected thereby; and

(viii)            subordinate, or have the effect of subordinating, the Liens securing the Obligations to Liens securing any other Indebtedness or other obligation, except to the extent the subordination of any such Liens is permitted pursuant to Section 10.09(b) (in which case such subordination may be made by the Administrative Agent acting alone), without the written consent of each Lender directly affected thereby;

(b)            unless also signed by the Administrative Agent, no amendment, waiver or consent shall affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document;

provided, however, that, notwithstanding anything to the contrary herein, (i) no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitments of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender, (ii) each Lender is entitled to vote as such Lender sees fit on any bankruptcy reorganization plan that affects the Loans and each Lender acknowledges that the provisions of Section 1126(c) of the Bankruptcy Code of the United States supersedes the unanimous consent provisions set forth herein and (iii) the Required Lenders shall determine whether or not to allow a Loan Party to use cash collateral in the context of a bankruptcy or insolvency proceeding and such determination shall be binding on all of the Lenders.

Notwithstanding any provision herein to the contrary, the Administrative Agent and the Borrower may make amendments contemplated by Section 3.05.

11.02       Notices and Other Communications; Facsimile Copies.

(a)            Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)            if to the Borrower or any other Loan Party or the Administrative Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 11.02; and

(ii)            if to any other Lender, to the address, facsimile number, electronic mail address or telephone number of its Lending Office (whether specified on Schedule 11.02 or separately specified to the Borrower and the Administrative Agent).

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)            Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided, that, the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided, that, approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided, that, for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c)            Change of Address, Etc. Each of the Borrower, the Lenders and the Administrative Agent may change its address, facsimile or telephone number for notices and other communications hereunder by notice to the other parties hereto. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(d)            Reliance by Administrative Agent and Lenders. The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic or electronic Loan Notices) purportedly given by or on behalf of any Loan Party even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Loan Parties shall indemnify the Administrative Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of a Loan Party. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

11.03       No Waiver; Cumulative Remedies; Enforcement.

No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 10.01 for the benefit of all the Secured Parties; provided, however, that, the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Lender from exercising setoff rights in accordance with Section 11.08 (subject to the terms of Section 2.11) or (c) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that, if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 10.01 and (ii) in addition to the matters set forth in clauses (b) and (c) of the preceding proviso and subject to Section 2.11, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

11.04       Expenses; Indemnity; and Damage Waiver.

(a)            Costs and Expenses. The Loan Parties shall pay (i) all fees and expenses incurred by the Administrative Agent and its Affiliates (including the fees and expenses of counsel for the Administrative Agent) on or prior to the Effective Date related to the sourcing, legal and other due diligence and legal documentation (including, without limitation, this Agreement and the other Investment Documents) for the transactions contemplated hereby (subject to Section 5.01(p) (it being understood and agreed that Section 5.01(p) shall in no event derogate from or diminish the obligations of the Loan Parties to pay fees and expenses of the Administrative Agent and its Affiliates to the extent incurred after the Effective Date)), (ii) all reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent), in connection with the administration of this Agreement and the other Investment Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (iii) all out-of-pocket expenses incurred by the Administrative Agent or any Lender (including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Investment Documents, including its rights under this Section 11.04 or (B) in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans.

(b)            Indemnification by the Loan Parties. The Loan Parties shall indemnify the Administrative Agent (and any sub-agent thereof) and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrower or any other Loan Party) arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Investment Document or any agreement or instrument contemplated hereby or thereby (including, without limitation, such Indemnitee’s reliance on any Communication executed using an Electronic Signature, or in the form of an Electronic Record), the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby (including, without limitation, the Success Acquisition), or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Investment Documents, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by a Loan Party or any of its Subsidiaries, or any Environmental Liability related in any way to a Loan Party or any of its Subsidiaries or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative, contributory or sole negligence of the Indemnitee; provided, that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

(c)            Reimbursement by Lenders. To the extent that the Loan Parties for any reason fail to pay any amount required under subsection (a) or (b) of this Section 11.04 to be paid by them to the Administrative Agent (or any sub-agent thereof) or any Related Party thereof, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), such payment to be made severally among them based on such Lenders’ Applicable Percentages (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided, further, that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), or against any Related Party thereof acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.10(b).

(d)            Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, no Loan Party shall assert, and each Loan Party hereby waives, and acknowledges that no other Person shall have, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Investment Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby (including, without limitation, the Success Acquisition), any Loan or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Investment Documents or the transactions contemplated hereby or thereby (including, without limitation, the Success Acquisition) other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final nonappealable judgment of a court of competent jurisdiction.

(e)            Payments. All amounts due under this Section 11.04 shall be payable not later than ten (10) Business Days after demand therefor.

(f)            Survival. The agreements in this Section 11.04 and the indemnity provisions of Section 11.02(d) shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

11.05       Payments Set Aside.

To the extent that any payment by or on behalf of any Loan Party is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

11.06       Successors and Assigns.

(a)            Successors and Assigns Generally. The provisions of this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of the parties hereto and thereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or thereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subsection (b) of this Section 11.06, (ii) by way of participation in accordance with the provisions of subsection (d) of this Section 11.06 or (iii) by way of pledge or assignment of a security interest subject to the restrictions of subsection (e) of this Section 11.06 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section 11.06 and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)            Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments under any Facility and the Loans at the time owing to it (in each case with respect to any Facility)); provided, that, any such assignment shall be subject to the following conditions:

(i)            Minimum Amounts.

(A)            in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment with respect to any Facility and/or the Loans with respect to any Facility at the time owing to it or contemporaneous assignments to or by related Approved Funds that equal at least the amount specified in paragraph (b)(i)(B) of this Section 11.06 in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)            in any case not described in subsection (b)(i)(A) of this Section 11.06, the aggregate amount of the applicable Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans with respect to such Facility of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $1,000,000 unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed);

(ii)            Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all of the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned;

(iii)            Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section 11.06 and, in addition:

(A)            the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided, that, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof;

(B)            the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i) any unfunded Commitment if such assignment is to a Person that is not a Lender with a Commitment in respect of the applicable Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender or (ii) any Loan to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund;

(iv)            Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption. The assignee, if it is not a Lender, shall deliver to the Administrative Agent such information, including notice information, as the Administrative Agent shall reasonably require.

(v)            No Assignment to Certain Persons. No such assignment shall be made (A) to the Borrower or any of the Borrower’s Affiliates or Subsidiaries, (B) to any Defaulting Lender or any of its Subsidiaries or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B) or (C) to a natural Person.

(vi)            Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section 11.06, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.02, 3.04 and 11.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section 11.06.

(c)            Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower (and such agency being solely for tax purposes), shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it (or the equivalent thereof in electronic form) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. In addition, the Administrative Agent shall maintain on the Register information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)            Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, a Defaulting Lender or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided, that, (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 11.04(c) without regard to the existence of any participation.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided, that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in clauses (i) through (vi) of Section 11.01(a) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.02 and 3.04 (subject to the requirements and limitations therein (it being understood that the documentation required under Section 3.01(d) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section 11.06; provided, that, such Participant (A) agrees to be subject to the provisions of Sections 3.02 and 11.13 as if it were an assignee under paragraph (b) of this Section 11.06; and (B) shall not be entitled to receive any greater payment under Sections 3.01 with respect to any participation, than its participating Lender would have been entitled to receive except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 11.13 with respect to any Participant. To the fullest extent permitted by law, each Participant also shall be entitled to the benefits of Section 11.08 as though it were a Lender; provided, that, such Participant agrees to be subject to Section 2.11 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided, that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)            Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided, that, no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

11.07       Treatment of Certain Information; Confidentiality.

Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and will be instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; provided, that, Administrative Agent or such Lender, as applicable, agrees that it will notify the Borrower as soon as practicable in the event of any such disclosure by such Person unless such notification is prohibited by applicable Law, (d) to any other party hereto, (e) as may be reasonably necessary in connection with the exercise of any remedies hereunder or under any other Investment Document or any action or proceeding relating to this Agreement or any other Investment Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, (g) with the consent of the Borrower, (h) to the members of its investment committee and its limited partners (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential) or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Loan Parties (so long as such source is not actually known to Administrative Agent or such Lender to be bound by confidentiality obligations to any Loan Party).

For purposes of this Section, “Information” means all information received from a Loan Party or any Subsidiary relating to the Loan Parties or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by such Loan Party or any Subsidiary; provided, that, in the case of information received from a Loan Party or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

11.08       Set-off.

If an Event of Default shall have occurred and be continuing, each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or its Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch office or Affiliate of such Lender different from the branch office or Affiliate holding such deposit or obligated on such indebtedness; provided, that, in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.12 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender and their respective Affiliates under this Section 11.08 are in addition to other rights and remedies (including other rights of setoff) that such Lender or their respective Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided, that, the failure to give such notice shall not affect the validity of such setoff and application.

11.09        Interest Rate Limitation.

Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (including without limitation, the Criminal Code (Canada)) (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

11.10       Integration; Effectiveness.

This Agreement and the other Investment Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.11       Survival of Representations and Warranties.

All representations and warranties made hereunder and in any other Investment Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof and shall continue in full force and effect as long as any Loan or other Obligation hereunder shall remain unpaid or unsatisfied. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Borrowing, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

11.12       Severability.

If any provision of this Agreement or the other Investment Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Investment Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 11.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent, then such provisions shall be deemed to be in effect only to the extent not so limited.

11.13       Replacement of Lenders.

If the Borrower is entitled to replace a Lender pursuant to the provisions of Section 3.03, or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.06), all of its interests, rights (other than its existing rights to payments pursuant to Sections 3.01 and 3.02) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided, that:

(a)            such Lender shall have received payment of an amount equal to one hundred percent (100%) of (x) the outstanding principal of its Loans, accrued interest thereon and all other amounts payable to it hereunder and under the other Loan Documents (other than repayment premium and exit fees) from the assignee (to the extent of such outstanding principal and accrued interest) or the Borrower (in the case of all other amounts) and (y) the repayment premium required by Section 2.03(d) and the exit fee required by Section 2.07(b) from the Borrower, as if such assignment was a prepayment of one hundred percent (100%) of the outstanding principal amount of such assignor’s Loans on the effective date of such assignment;

(b)            in the case of any such assignment resulting from a claim for compensation under Section 3.02 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(c)            such assignment does not conflict with applicable Laws; and

(d)            in the case of any such assignment resulting from a Non-Consenting Lender’s failure to consent to a proposed change, waiver, discharge or termination with respect to any Loan Document, the applicable replacement bank, financial institution or Fund consents to the proposed change, waiver, discharge or termination.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Each party hereto agrees that (i) an assignment required pursuant to this Section 11.13 may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to an be bound by the terms thereof; provided, that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided further that any such documents shall be without recourse to or warranty by the parties thereto.

11.14       Governing Law; Jurisdiction; Etc.

(a)            GOVERNING LAW. THIS AGREEMENT AND THE OTHER INVESTMENT DOCUMENTS (EXCEPT, AS TO ANY OTHER INVESTMENT DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT (EXCEPT, AS TO ANY OTHER INVESTMENT DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)            SUBMISSION TO JURISDICTION. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY RELATED PARTY OF THE FOREGOING IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT (OTHER THAN WITH RESPECT TO ANY COLLATERAL DOCUMENT TO THE EXTENT EXPRESSLY SET FORTH THEREIN) OR THE TRANSACTIONS RELATING HERETO OR THERETO, IN ANY OTHER FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK AND ANY UNITED STATES DISTRICT COURT IN THE STATE OF NEW YORK, IN EACH CASE LOCATED IN NEW YORK COUNTY, NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER INVESTMENT DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)            WAIVER OF VENUE. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (b) OF THIS SECTION 11.14. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)            SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 11.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

11.15       Waiver of Right to Trial by Jury.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER INVESTMENT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER INVESTMENT DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.15.

11.16       Electronic Execution; Electronic Records; Counterparts.

This Agreement, any Investment Document and any other Communication, including Communications required to be in writing, may be in the form of an Electronic Record and may be executed using Electronic Signatures. Each of the Loan Parties, the Administrative Agent and the Lenders (collectively, each a “Credit Party”) agrees that any Electronic Signature on or associated with any Communication shall be valid and binding on such Person to the same extent as a manual, original signature, and that any Communication entered into by Electronic Signature, will constitute the legal, valid and binding obligation of such Person enforceable against such Person in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered. Any Communication may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Communication. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Administrative Agent and each of the other Credit Parties may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record (“Electronic Copy”), which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document. All Communications in the form of an Electronic Record, including an Electronic Copy, shall be considered an original for all purposes, and shall have the same legal effect, validity and enforceability as a paper record. Notwithstanding anything contained herein to the contrary, the Administrative Agent is not under any obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by such Person pursuant to procedures approved by it; provided, further, that, without limiting the foregoing, (a) to the extent the Administrative Agent has agreed to accept such Electronic Signature, the Administrative Agent and each of the other Credit Parties shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of any Loan Party and/or any Credit Party without further verification and regardless of the appearance or form of such Electronic Signature, and (b) upon the request of the Administrative Agent or any other Credit Party, any Communication executed using an Electronic Signature shall be promptly followed by a manually executed counterpart.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into the sufficiency, validity, enforceability, effectiveness or genuineness of any Investment Document or any other agreement, instrument or document (including, for the avoidance of doubt, in connection with the Administrative Agent’s reliance on any Electronic Signature transmitted by telecopy, emailed .pdf or any other electronic means). The Administrative Agent shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Investment Document by acting upon, any Communication or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated (whether or not such Person in fact meets the requirements set forth in the Investment Documents for being the maker thereof).

Each of the Loan Parties and each Credit Party hereby waives (i) any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement and/or any other Investment Document based solely on the lack of paper original copies of this Agreement and/or such other Investment Document, and (ii) any claim against the Administrative Agent, each other Credit Party and each Related Party for any liabilities arising solely from the Administrative Agent’s and/or any Credit Party’s reliance on or use of Electronic Signatures, including any liabilities arising as a result of the failure of the Loan Parties to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

Each of the Persons party hereto represents and warrants to the other parties hereto that it has the corporate capacity and authority to execute this Agreement and any other Communication through electronic means and there are no restrictions on doing so in such Person’s constitutive documents.

11.17        USA PATRIOT Act and Canadian AML Act Notice.

Each Lender that is subject to the Act (as hereinafter defined) or the Canadian AML Acts and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) and the Canadian AML Acts, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of the Loan Parties, information concerning its direct and indirect holders of Equity Interests and other Persons exercising Control over it, and its and their respective directors and officers, and other information that will allow such Lender or the Administrative Agent, as applicable, to identify the Loan Parties in accordance with the Act and the Canadian AML Acts. The Loan Parties shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering laws, rules and regulations, including the Act and the Canadian AML Acts.

11.18       No Advisory or Fiduciary Relationship.

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Investment Document), each Loan Party acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (a)(i) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Lenders are arm’s-length commercial transactions between the Loan Parties and their Affiliates, on the one hand, and the Administrative Agent, the Lenders and their respective Affiliates on the other hand, (ii) each Loan Party has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate and (iii) each Loan Party is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Investment Documents; (b)(i) the Administrative Agent, each Lender and each of their respective Affiliates is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not and will not be acting as an advisor, agent or fiduciary, for any Loan Party or any of its Affiliates or any other Person and (ii) neither the Administrative Agent, any Lender nor any of their respective Affiliates has any obligation to any Loan Party or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Investment Documents; and (c) the Administrative Agent, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Loan Parties and their Affiliates, and neither the Administrative Agent nor any Lender nor any of their respective Affiliates has any obligation to disclose any of such interests to the Loan Parties or their Affiliates. To the fullest extent permitted by law, each Loan Party hereby waives and releases, any claims that it may have against the Administrative Agent, any Lender or any of their respective Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER:	GREENBROOK TMS INC.,
an Ontario corporation

	By:	/s/ Bill Leonard
Name Bill Leonard
Title: President and Chief Executive Officer

GUARANTORS:	TMS NEUROHEALTH CENTERS INC.,
a Delaware corporation

	By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

TMS Neurohealth centers services, LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS ROCKVILLE, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS KENSINGTON, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

GREENBROOK TMS INC.
CREDIT AGREEMENT

TMS NEUROHEALTH CENTERS FREDERICK, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS GREENBELT, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

GREENBROOK TMS HUNT VALLEY LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS GLEN BURNIE, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS COLUMBIA, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS ANNAPOLIS, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

TMS NEUROHEALTH CENTERS OWINGS MILLS, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS BEL AIR LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS EASTON LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS SOUTHERN MARYLAND LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS EASTERN SHORE, LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS TOWSON LLC,
a Maryland limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS WILMINGTON LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS NEWARK LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS TYSONS CORNER, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS RESTON, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

TMS NEUROHEALTH CENTERS ASHBURN, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS WOODBRIDGE, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS FAIRFAX LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS ARLINGTON LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS RICHMOND, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

TMS NEUROHEALTH CENTERS CHARLOTTESVILLE, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS NEUROHEALTH CENTERS VIRGINIA BEACH, LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS NEWPORT NEWS LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS MIDLOTHIAN LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS FREDERICKSBURG LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS SUFFOLK LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS ROANOKE LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS LYNCHBURG LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS CHRISTIANSBURG LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS MECHANICSVILLE LLC,
a Virginia limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS CARY LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS NORTH RALEIGH LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS CHAPEL HILL LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS GREENSBORO LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS DURHAM LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS WINSTON-SALEM LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS FAYETTEVILLE LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS CHARLOTTE LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS MOORESVILLE LLC,
a North Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS SOUTH CAROLINA LLC,
a South Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS GREENVILLE LLC,
a South Carolina limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS ST. LOUIS LLC,
a Missouri limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS SOUTHERN ILLINOIS LLC,
an Illinois limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS AUSTIN CENTRAL LLC,
a Texas limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS AUSTIN NORTH LLC,
a Texas limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS HOUSTON LLC,
a Texas limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS FORT BEND LLC,
a Texas limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS CONNECTICUT LLC,
a Connecticut limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS WEST HARTFORD LLC,
a Connecticut limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS EASTERN CONNECTICUT LLC,
a Connecticut limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS CLEARWATER LLC,
a Florida limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS ST. PETERSBURG LLC,
a Florida limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS TAMPA LLC,
a Florida limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS CLEVELAND LLC,
an Ohio limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS NORTH DETROIT LLC,
a Michigan limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

GREENBROOK TMS MICHIGAN LLC,
a Michigan limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS BLOOMFIELD HILLS LLC,
a Michigan limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

ACHIEVE TMS CENTERS LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

ACHIEVE TMS ALASKA LLC,
an Alaska limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

TMS CENTER OF ALASKA LLC,
an Alaska limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

ACHIEVE TMS EAST, LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

ACHIEVE TMS CENTRAL, LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

CHECK FIVE, LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

CHECK STAFFING, LLC,
a Florida limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

CHFIVE, LLC,
a Delaware limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

1555 A NEW LLC,
a Florida limited liability company

By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President

GREENBROOK TMS, INC.
CREDIT AGREEMENT

ADMINISTRATIVE AGENT:	MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP

	By:	MADRYN HEALTH ADVISORS II, LP,
its General Partner

		By:	MADRYN HEALTH ADVISORS GP II, LLC,
its General Partner

			By:	/s/ Avinash Amin
Name: Avinash Amin
Title: Managing Member

GREENBROOK TMS, INC.
CREDIT AGREEMENT

LENDERS:	MADRYN HEALTH PARTNERS II, LP

	By:	MADRYN HEALTH ADVISORS II, LP,
its General Partner

		By:	MADRYN HEALTH ADVISORS GP II, LLC,
its General Partner

			By:	/s/ Avinash Amin
Name: Avinash Amin
Title: Managing Member

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP

	By:	MADRYN HEALTH ADVISORS II, LP,
its General Partner

		By:	MADRYN HEALTH ADVISORS GP II, LLC,
its General Partner

			By:	/s/ Avinash Amin
Name: Avinash Amin
Title: Managing Member

MADRYN SELECT OPPORTUNITIES, LP

	By:	MADRYN SELECT ADVISORS, LP,
its General Partner

		By:	MADRYN SELECT ADVISORS GP, LLC,
its General Partner

			By:	/s/ Avinash Amin
Name: Avinash Amin
Title: Member

GREENBROOK TMS, INC.
CREDIT AGREEMENT

SCHEDULE 1.01

SERVICES

Transcranial Magnetic Stimulation therapy and related services.

Schedule 2.01

Commitments, Applicable Percentages and MAXIMUM CONVERSION AMOUNTs under conversion instruments

Term A Facility

Term A Lender	Term A Commitment	Applicable Percentage of Term A Commitments
Madryn Health Partners II, LP	$2,388,858.14	4.777716280%
Madryn Health Partners II (Cayman Master), LP	$36,247,505.50	72.495011000%
Madryn Select Opportunities, LP	$11,363,636.36	22.727272720%
Total	$50,000,000.00	100.000000000%

Term B Facility

Term B Lender	Term B Commitment	Applicable Percentage of Term B Commitments
Madryn Health Partners II, LP	$238,885.81	4.777716200%
Madryn Health Partners II (Cayman Master), LP	$3,624,750.55	72.495011000%
Madryn Select Opportunities, LP	$1,136,363.64	22.727272800%
Total	$5,000,000.00	100.000000000%

Maximum Conversion Amounts under Conversion Instruments

Conversion Instrument Holder	Maximum Conversion Amount	Percentage Allocation of Maximum Conversion Amounts
Madryn Health Partners II, LP	$238,885.81	4.777716200%
Madryn Health Partners II (Cayman Master), LP	$3,624,750.55	72.495011000%
Madryn Select Opportunities, LP	$1,136,363.64	22.727272800%
Total	$5,000,000.00	100.000000000%

Schedule 6.10

INSURANCE

[***Redacted – Commercially Sensitive Information***]

Schedule 6.13(a)

SUBSIDIARIES

Schedule 4(a)

Legal Name of Subsidiary	Jurisdiction of Organization	# of Shares of each Class of Equity Interests Outstanding	Number and Percentage of Shares Owned	Certificate Number	Name of Record Holder	Number and Effect, if Exercised, of Options, Etc.
TMS NeuroHealth Centers Inc.	Delaware	37,524,275	37,524,275 – 100%	C-84	Greenbrook TMS Inc.	N/A
TMS NeuroHealth Centers Services, LLC	Delaware	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Rockville, LLC	Maryland	100	51 – 51%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Kensington, LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Frederick, LLC	Maryland	100	75 – 75%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Greenbelt, LLC	Maryland	100	75 – 75%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Hunt Valley LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Glen Burnie, LLC	Maryland	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Columbia, LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Annapolis, LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Owings Mills, LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A

Greenbrook TMS Bel Air LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Easton LLC	Maryland	100	80 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Southern Maryland LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Eastern Shore, LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Towson, LLC	Maryland	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Wilmington LLC	Delaware	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Newark LLC	Delaware	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Tysons Corner, LLC	Virginia	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Reston, LLC	Virginia	100	51 – 51%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Ashburn, LLC	Virginia	100	51 – 51%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Woodbridge, LLC	Virginia	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Fairfax LLC	Virginia	100	60 – 60%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Arlington LLC	Virginia	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Richmond, LLC	Virginia	100	65 – 65%	N/A	TMS NeuroHealth Centers, Inc.	N/A

TMS NeuroHealth Centers Charlottesville, LLC	Virginia	100	65 – 65%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS NeuroHealth Centers Virginia Beach, LLC	Virginia	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Newport News LLC	Virginia	100	75 – 75%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Midlothian LLC	Virginia	100	80 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Fredericksburg LLC	Virginia	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Suffolk LLC	Virginia	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Roanoke LLC	Virginia	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Lynchburg LLC	Virginia	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Christiansburg, LLC	Virginia	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Mechanicsville LLC	Virginia	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Cary LLC	North Carolina	100	75 – 75%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS North Raleigh LLC	North Carolina	100	75 – 75%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Chapel Hill LLC	North Carolina	100	90 – 90%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Greensboro LLC	North Carolina	100	70 – 70%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Durham LLC	North Carolina	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A

Greenbrook TMS Winston-Salem LLC	North Carolina	100	80 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Fayetteville LLC	North Carolina	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Charlotte LLC	North Carolina	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Mooresville LLC	North Carolina	100	80 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS South Carolina LLC	South Carolina	100	90 – 90%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Greenville LLC	South Carolina	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS St. Louis LLC	Missouri	8000	6400 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Southern Illinois LLC	Illinois	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Austin Central LLC	Texas	1000	800 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Austin North LLC	Texas	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Houston LLC	Texas	2000	1600 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Fort Bend LLC	Texas	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Connecticut LLC	Connecticut	1000	800 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS West Hartford LLC	Connecticut	2000	1700 – 85%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Eastern Connecticut LLC	Connecticut	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Clearwater LLC	Florida	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A

Greenbrook TMS St. Petersburg LLC	Florida	200	160 – 90%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Tampa LLC	Florida	150	120 – 80%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Central Florida LLC [EXCLUDED SUBSIDIARY]	Florida	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Cleveland LLC	Ohio	Class A – 136 Class B – 9332	Class A – 120 – 88.24% Class B – 8000 – 85.73%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS North Detroit LLC	Michigan	100	90 – 90%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Michigan LLC	Michigan	Class A – 100 Class B – 100	Class A – 100 – 100% Class B – 85 – 85%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Greenbrook TMS Bloomfield Hills LLC	Michigan	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Achieve TMS Centers, LLC	Delaware	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Achieve TMS Alaska, LLC	Alaska	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
TMS Center of Alaska, LLC	Alaska	100	100 – 100%	N/A	Achieve TMS Alaska, LLC	N/A
Achieve TMS East, LLC	Delaware	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Achieve TMS Central, LLC	Delaware	100	100 – 100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Check Five, LLC (d/b/a Success TMS)	Delaware	100	100%	N/A	TMS NeuroHealth Centers, Inc.	N/A
Check Staffing, LLC	Florida	100	100%	N/A	Check Five, LLC	N/A
CHFive, LLC (Inactive 12/23/21)	Florida	100	100%	N/A	Check Five, LLC	N/A
1555 A New LLC	Florida	100	100%	N/A	Check Five, LLC	N/A
ABCTMS LLC [EXCLUDED SUBSIDIARY]	Wisconsin	100	50%	N/A	Check Five LLC	N/A

Schedule 6.13(b)

capitalization

Company	Security	Issued	Outstanding
Greenbrook TMS Inc.	Commons Shares	29,669,808	29,669,808
Greenbrook TMS Inc.	Preferred Shares	0	0
Greenbrook TMS Inc.	Stock Options	876,833	876,833
Greenbrook TMS Inc.	Warrants	51,307	51,307
Greenbrook TMS Inc.	Performance Share Units	38,647	38,647
Greenbrook TMS Inc.	Deferred Share Units	48,491	48,491

With respect to ABTCMS LLC, an Excluded Subsidiary, Winston Clinic LLC (the other member) has a put and call right pursuant to that certain First Amended and Restated Operating Agreement of ABCTMS, LLC dated August 18, 2020 between Check Five LLC and Winston Clinic LLC.

Schedule 6.17(a)

IP RIGHTS

[***Redacted – Commercially Sensitive Information***]

Schedule 6.17(d)

OPEN SOURCE SOFTWARE

None.

Schedule 6.17(e)

Certain IP Rights/Governmental Licenses Exceptions

None.

Schedule 6.20(a)

LOCATIONS OF REAL PROPERTY

Leased Real Property:

Loan Party	Location of Tangible Personal Property	Description of Property	Estimated Value of Property
TMS NeuroHealth Centers Tysons Corner, LLC	8405 Greensboro Drive, Suite 120, McLean Virginia 22102 (Leased site)	Brainsway Device Magventure Device	[***Redacted – Commercially Sensitive Information***]

OWNED REAL PROPERTY: None.

Schedule 6.20(b)

Taxpayer and Organizational Identification Numbers

Legal Name	Type of Organization	Jurisdiction of Incorporation / Formation	Federal Taxpayer ID Number	Organization ID Number
Greenbrook TMS Inc.	Corporation	Ontario, Canada	98-1512724	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Inc.	Corporation	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Services, LLC	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Rockville, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Kensington, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Frederick, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Greenbelt, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Hunt Valley LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Glen Burnie, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Columbia, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Annapolis, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Owings Mills, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]

Greenbrook TMS Bel Air LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Easton LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Southern Maryland LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Eastern Shore, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Towson, LLC	Limited Liability Company	Maryland	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Wilmington LLC	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Newark LLC	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Tysons Corner, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Reston, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Ashburn, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Woodbridge, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fairfax LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Arlington LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Richmond, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]

TMS NeuroHealth Centers Charlottesville, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Virginia Beach, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Newport News LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Midlothian LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fredericksburg LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Suffolk LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Roanoke LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Lynchburg LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Christiansburg, LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Mechanicsville LLC	Limited Liability Company	Virginia	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Cary LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS North Raleigh LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Chapel Hill LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Greensboro LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]

Greenbrook TMS Durham LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Winston-Salem LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fayetteville LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Charlotte LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Mooresville LLC	Limited Liability Company	North Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS South Carolina LLC	Limited Liability Company	South Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Greenville LLC	Limited Liability Company	South Carolina	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS St. Louis LLC	Limited Liability Company	Missouri	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Southern Illinois LLC	Limited Liability Company	Illinois	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Austin Central LLC	Limited Liability Company	Texas	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Austin North LLC	Limited Liability Company	Texas	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Houston LLC	Limited Liability Company	Texas	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fort Bend LLC	Limited Liability Company	Texas	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]

Greenbrook TMS Connecticut LLC	Limited Liability Company	Connecticut	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS West Hartford LLC	Limited Liability Company	Connecticut	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Eastern Connecticut LLC	Limited Liability Company	Connecticut	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Clearwater LLC	Limited Liability Company	Florida	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS St. Petersburg LLC	Limited Liability Company	Florida	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Tampa LLC	Limited Liability Company	Florida	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
[Reserved]	[Reserved]	[Reserved]	[Reserved]	[Reserved]
Greenbrook TMS Cleveland LLC	Limited Liability Company	Ohio	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS North Detroit LLC	Limited Liability Company	Michigan	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Michigan LLC	Limited Liability Company	Michigan	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Bloomfield Hills LLC	Limited Liability Company	Michigan	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Achieve TMS Centers, LLC	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Achieve TMS Alaska, LLC	Limited Liability Company	Alaska	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
TMS Center of Alaska, LLC	Limited Liability Company	Alaska	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Achieve TMS East, LLC	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]

Achieve TMS Central, LLC	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Check Five, LLC (d/b/a Success TMS)	Limited Liability Company	Delaware	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
Check Staffing, LLC	Limited Liability Company	Florida	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
CHFive, LLC (Inactive 12/23/21)	Limited Liability Company	Florida	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]
1555 A New LLC	Limited Liability Company	Florida	[***Redacted – Commercially Sensitive Information***]	[***Redacted – Commercially Sensitive Information***]

Schedule 6.20(c)

CANADIAN LOCATIONS

Loan Party	Address
Greenbrook TMS Inc.	890 Yonge Street, 7th Floor Toronto, ON M4W 3P4

Schedule 6.20(d)

Changes in Legal Name, State of Organization and Structure

Loan Party	Name	Date of Name Change
TMS NeuroHealth Centers Kensington, LLC	Greenbrook TMS	8/22/2016 - Current
TMS NeuroHealth Centers Tysons Corner, LLC	Greenbrook TMS	6/22/2016 – Current
TMS NeuroHealth Centers Reston, LLC	Greenbrook TMS	6/22/2016 – Current
TMS NeuroHealth Centers Ashburn, LLC	Greenbrook TMS	6/22/2016 – Current
TMS NeuroHealth Centers Richmond, LLC	Greenbrook TMS	6/22/2016 – Current
TMS NeuroHealth Centers Charlottesville, LLC	Greenbrook TMS	6/22/2016 – Current
TMS NeuroHealth Centers Virginia Beach, LLC	Greenbrook TMS	6/22/2016 – Current
Greenbrook TMS South Carolina LLC	Greenbrook TMS Columbia LLC	3/13/2019 (date of change)

Schedule 6.22

Material Contracts

[***Redacted – Commercially Sensitive Information***]

Schedule 6.23(i)

OWNER PHYSICIANS

[***Redacted – Commercially Sensitive Information***]

Schedule 6.23(k)

MANAGEMENT SERVICES AGREEMENTS

[***Redacted – Commercially Sensitive Information***]

Schedule 6.23(l)

RECEIVABLES

None.

Schedule 6.26

REGISTRATION RIGHTS AGREEMENTS

1.	Resale Registration Rights Agreement, dated June 14, 2021, by and among Greenbrook TMS Inc. and 1315 Capital II, L.P., Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, MSS GB SPV LP and the other purchasers from time to time party thereto

2.	Resale Registration Rights Agreement, dated July 14, 2022, by and among Greenbrook TMS Inc., Batya Klein, Benjamin Klein, The Bereke Trust U/T/A Dated 2/10/03, and Theragroup LLC

3.	Common Share Conversion Instrument, dated July 14, 2022, by and among Greenbrook TMS Inc., Madryn Health Partners II, LP and Madryn Health Partners II (Cayman Master), LP

4.	Common Share Conversion Instrument, dated July 14, 2022, by and among Greenbrook TMS Inc., Madryn Select Opportunities, LP and Madryn Health Partners II (Cayman Master), LP

5.	Common Share Conversion Instrument, dated July 14, 2022, by and among Greenbrook TMS Inc. and Madryn Health Partners II (Cayman Master), LP

Schedule 8.01

LIENS EXISTING ON THE EFFECTIVE DATE

None.

Schedule 8.02

INVESTMENTS EXISTING ON THE EFFECTIVE DATE

Borrower	Lender	Description and Value of Security / Instrument as of June 30, 2022
[***Redacted – Commercially Sensitive Information***]	TMS NeuroHealth Centers Inc.	[***Redacted – Commercially Sensitive Information***]

Company	Lender	Description and Value of Security / Instrument as of June 30, 2022
Greenbrook TMS Arlington LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Ashburn, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Austin Central LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Austin North LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Bel Air LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Bloomfield Hills LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Chapel Hill LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Charlotte LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Charlottesville, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS St. Louis LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Christiansburg, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Clearwater LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Cleveland LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Connecticut LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]

Greenbrook TMS Durham LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Easton LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fayetteville LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fort Bend LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Fredericksburg LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Glen Burnie, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Inc.	Greenbrook TMS Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Greensboro LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Greenville LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Houston LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Hunt Valley LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Lynchburg LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Mechanicsville LLC	TMS NeuroHealth Centers Inc.	Intercompany loan $[***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Michigan LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Midlothian LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Mooresville LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Newark LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS North Detroit LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]

Greenbrook TMS North Raleigh LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Roanoke LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS South Carolina LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Southern Illinois LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Southern Maryland LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS St. Petersburg LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Suffolk LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Tysons Corner, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
TMS NeuroHealth Centers Virginia Beach, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS West Hartford LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Wilmington LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Winston-Salem LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Eastern Connecticut LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Eastern Shore, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Towson, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Greenbrook TMS Tampa LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Achieve TMS Centers, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Achieve TMS Alaska, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]

Achieve TMS East, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Achieve TMS Central, LLC	TMS NeuroHealth Centers Inc.	Intercompany loan [***Redacted – Commercially Sensitive Information***]
Check Staffing, LLC	Check Five, LLC	Intercompany loan [***Redacted – Commercially Sensitive Information***]

Schedule 8.03

INDEBTEDNESS EXISTING ON THE EFFECTIVE DATE

None.

SCHEDULE 11.02

CERTAIN ADDRESSES FOR NOTICES

If to any Loan Party:

c/o Greenbrook TMS Inc.

890 Yonge Street, 7th Floor

Toronto, ON M4W 3P4

Attention: Erns Loubser

Email: [***Redacted – Personally Identifying Information***]

With a copy to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036

Attention: Darien G. Leung

Email: [***Redacted – Personally Identifying Information***]

If to the Administrative Agent:

c/o Madryn Asset Management, LP

330 Madison Avenue, 33rd Floor

New York, NY 10017

Attention: John Ricciardi

Telephone: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

With a copy to:

Moore & Van Allen PLLC

100 North Tryon Street

Suite 4700

Charlotte, NC 28202

Attention: Tripp Monroe

Telephone: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

Facsimile: [***Redacted – Personally Identifying Information***]

If to the Lenders:

c/o Madryn Asset Management, LP

330 Madison Avenue, 33rd Floor

New York, NY 10017

Attention: John Ricciardi

Telephone: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

With a copy to:

Moore & Van Allen PLLC

100 North Tryon Street

Suite 4700

Charlotte, NC 28202

Attention: Tripp Monroe

Telephone: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

Facsimile: [***Redacted – Personally Identifying Information***]

Exhibit A

[FORM OF] LOAN NOTICE

Date: [_____________], 20[__]

To:	Madryn Health Partners II (Cayman Master), LP, as Administrative Agent

Re:	Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among Greenbrook TMS Inc., an Ontario corporation (the “Borrower”), the Guarantors, the Lenders from time to time party thereto and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement.

Ladies and Gentlemen:

The undersigned hereby requests a Borrowing of [Term A Loans][Term B Loans][Term C Loans] 1

1.            on [the Effective Date]2 [_______________, 20__] (which is a Business Day)

2.            in the principal amount of $_____________________.

[The Borrower hereby represents and warrants that each of the conditions set forth in Sections 5.01, 5.02(a), 5.02(b) and 5.02(c) of the Credit Agreement has been satisfied on and as of the date of such Borrowing.]3

[The Borrower hereby represents and warrants that each of the conditions set forth in Sections 5.02(a), 5.02(b), 5.02(c) and 5.02(d) of the Credit Agreement has been satisfied on and as of the date of such Borrowing.] 4

[The Borrower hereby represents and warrants that each of the conditions set forth in Sections 5.02(a), 5.02(b), 5.02(c), 5.02(e), 5.03(a), 5.03(b), 5.03(c), and 5.03(d) of the Credit Agreement has been satisfied on and as of the date of such Borrowing.] 5 greenbrook tms INC.,
an Ontario corporation

By:
Name:
Title:

1 Select appropriate tranche.

2 For Term A Loans only.

3 For use with the Borrowing of Term A Loans only. Use bracketed language below for all Borrowings after the Effective Date.

4 To be included for Term B Loans only.

5 To be included for Term C Loans only.

Exhibit B-1

[FORM OF] TERM A NOTE

__________, 20__

[THIS TERM A NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) FOR U.S. FEDERAL INCOME TAX PURPOSES. THE ISSUE PRICE, AMOUNT OF OID, ISSUE DATE AND YIELD TO MATURITY WITH RESPECT TO THIS TERM A NOTE MAY BE OBTAINED BY WRITING TO THE BORROWER AT THE FOLLOWING ADDRESS: GREENBROOK TMS INC., 890 YONGE STREET, 7TH FLOOR, TORONTO, ON M4W 3P4, ATTENTION: ERNS LOUBSER.]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) promises to pay to [____________________] or registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the principal amount of the Term A Loan made by the Lender to the Borrower under that certain Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among the Borrower, the Guarantors, the Lenders from time to time party thereto and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement.

The Borrower promises to pay interest on the unpaid principal amount of the Term A Loan made by the Lender from the Effective Date until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest (except as and to the extent set forth to the contrary in Section 2.06(c) of the Credit Agreement with respect to payments of PIK Period Paid-in-Kind Interest) shall be made to the Lender in Dollars in immediately available funds at the Lending Office of the Lender or as otherwise directed by the Lender. With respect to payment of PIK Period Paid-in-Kind Interest as contemplated by Section 2.06(c) of the Credit Agreement, such payments of PIK Period Paid-in-Kind Interest shall be made as described in such section. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Term A Note is one of the Term A Notes referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. Upon the occurrence and during the continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Term A Note shall become, or may be declared to be, immediately due and payable all as provided in and subject to the Credit Agreement. The Term A Loan made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Term A Note and endorse thereon the date, amount and maturity of the Term A Loan made by the Lender and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Term A Note.

This Term A Note may only be transferred in accordance with the limitations and restrictions set forth in the Credit Agreement. THIS TERM A NOTE shall be governed by, and construed in accordance with, the law of the State of NEW YORK.

[Signature Page Follows]

In Witness Whereof, the Borrower has caused this Term A Note to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

greenbrook tms INC.,
an Ontario corporation

By:
Name:
Title:

EXHIBIT B-2

[FORM OF] TERM B NOTE

__________, 20__

[THIS TERM B NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) FOR U.S. FEDERAL INCOME TAX PURPOSES. THE ISSUE PRICE, AMOUNT OF OID, ISSUE DATE AND YIELD TO MATURITY WITH RESPECT TO THIS TERM B NOTE MAY BE OBTAINED BY WRITING TO THE BORROWER AT THE FOLLOWING ADDRESS: GREENBROOK TMS INC., 890 YONGE STREET, 7TH FLOOR, TORONTO, ON M4W 3P4, ATTENTION: ERNS LOUBSER.]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) promises to pay to [_____________________] or registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the principal amount of the Term B Loan made by the Lender to the Borrower under that certain Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among the Borrower, the Guarantors, the Lenders from time to time party thereto and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement.

The Borrower promises to pay interest on the unpaid principal amount of the Term B Loan made by the Lender from the date of such Term B Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest (except as and to the extent set forth to the contrary in Section 2.06(c) of the Credit Agreement with respect to payments of PIK Period Paid-in-Kind Interest) shall be made to the Lender in Dollars in immediately available funds at the Lending Office of the Lender or as otherwise directed by the Lender. With respect to payment of PIK Period Paid-in-Kind Interest as contemplated by Section 2.06(c) of the Credit Agreement, such payments of PIK Period Paid-in-Kind Interest shall be made as described in such section. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Term B Note is one of the Term B Notes referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. Upon the occurrence and during the continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Term B Note shall become, or may be declared to be, immediately due and payable all as provided in and subject to the Credit Agreement. The Term B Loan made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Term B Note and endorse thereon the date, amount and maturity of the Term B Loan made by the Lender and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Term B Note.

This Term B Note may only be transferred in accordance with the limitations and restrictions set forth in the Credit Agreement. THIS TERM B NOTE shall be governed by, and construed in accordance with, the law of the State of NEW YORK.

[Signature Page Follows]

In Witness Whereof, the Borrower has caused this Term B Note to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

greenbrook tms INC.,
an Ontario corporation

By:
Name:
Title:

EXHIBIT B-3

[FORM OF] TERM C NOTE

__________, 20__

[THIS TERM C NOTE IS ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”) FOR U.S. FEDERAL INCOME TAX PURPOSES. THE ISSUE PRICE, AMOUNT OF OID, ISSUE DATE AND YIELD TO MATURITY WITH RESPECT TO THIS TERM C NOTE MAY BE OBTAINED BY WRITING TO THE BORROWER AT THE FOLLOWING ADDRESS: GREENBROOK TMS INC., 890 YONGE STREET, 7TH FLOOR, TORONTO, ON M4W 3P4, ATTENTION: ERNS LOUBSER.]

FOR VALUE RECEIVED, the undersigned (the “Borrower”) promises to pay to [_____________________] or registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the principal amount of the Term C Loan made by the Lender to the Borrower under that certain Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among the Borrower, the Guarantors, the Lenders from time to time party thereto and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement.

The Borrower promises to pay interest on the unpaid principal amount of the Term C Loan made by the Lender from the date of such Term C Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest (except as and to the extent set forth to the contrary in Section 2.06(c) of the Credit Agreement with respect to payments of PIK Period Paid-in-Kind Interest) shall be made to the Lender in Dollars in immediately available funds at the Lending Office of the Lender or as otherwise directed by the Lender. With respect to payment of PIK Period Paid-in-Kind Interest as contemplated by Section 2.06(c) of the Credit Agreement, such payments of PIK Period Paid-in-Kind Interest shall be made as described in such section. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Term C Note is one of the Term C Notes referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. Upon the occurrence and during the continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Term C Note shall become, or may be declared to be, immediately due and payable all as provided in and subject to the Credit Agreement. The Term C Loan made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Term C Note and endorse thereon the date, amount and maturity of the Term C Loan made by the Lender and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Term C Note.

This Term C Note may only be transferred in accordance with the limitations and restrictions set forth in the Credit Agreement. THIS TERM C NOTE shall be governed by, and construed in accordance with, the law of the State of NEW YORK.

[Signature Page Follows]

In Witness Whereof, the Borrower has caused this Term C Note to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

greenbrook tms INC.,
an Ontario corporation

By:
Name:
Title:

Exhibit C

[FORM OF] JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this “Agreement”) dated as of [_____________], 20[__] is by and between [__________], a [__________] (the “New Subsidiary”), and Madryn Health Partners II (Cayman Master), LP, in its capacity as Administrative Agent under that certain Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among Greenbrook TMS Inc., an Ontario corporation (the “Borrower”), the Guarantors, the Lenders from time to time party thereto and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

The Loan Parties are required by Section 7.12 of the Credit Agreement to cause the New Subsidiary to become a “Guarantor” thereunder. Accordingly, the New Subsidiary hereby agrees as follows with the Administrative Agent, for the benefit of the Secured Parties:

1.            The New Subsidiary hereby acknowledges, agrees and confirms that, effective as of the date of this Agreement, by its execution of this Agreement, the New Subsidiary will be deemed to be a party to the Credit Agreement and a “Guarantor” for all purposes of the Credit Agreement, and shall have all of the obligations of a Guarantor thereunder as if it had executed the Credit Agreement. The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions applicable to the Guarantors contained in the Credit Agreement. Without limiting the generality of the foregoing terms of this paragraph 1, the New Subsidiary hereby jointly and severally together with the other Guarantors, guarantees to each Secured Party and the Administrative Agent, as provided in Article IV of the Credit Agreement, as primary obligor and not as surety, the prompt payment and performance of the Obligations in full when due (whether at stated maturity, as a mandatory prepayment, by acceleration or otherwise) strictly in accordance with the terms thereof.

2.            The New Subsidiary hereby acknowledges, agrees and confirms that, effective as of the date of this Agreement, by its execution of this Agreement, the New Subsidiary will be deemed to be a party to the [[Security Agreement]/[Canadian Security Agreement]] and a “Grantor” for all purposes of the [[Security Agreement]/[Canadian Security Agreement]], and shall have all the obligations of a Grantor thereunder as if it had executed the [[Security Agreement]/[Canadian Security Agreement]]. The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the [[Security Agreement]/[Canadian Security Agreement]]. Without limiting the generality of the foregoing terms of this paragraph 2, the New Subsidiary hereby grants to the Administrative Agent, for the benefit of the Secured Parties, a continuing security interest in, and a right of set off against, any and all right, title and interest of the New Subsidiary in and to the Collateral (as defined in the [[Security Agreement]/[Canadian Security Agreement]]) of the New Subsidiary to secure the prompt payment and performance in full when due, whether by lapse of time, acceleration, mandatory prepayment or otherwise, of the Obligations.

3.            The New Subsidiary hereby acknowledges, agrees and confirms that, effective as of the date of this Agreement, by its execution of this Agreement, the New Subsidiary will be deemed to be a party to the [[Pledge Agreement]/[Canadian Pledge Agreement]] and a “Pledgor” for all purposes of the [[Pledge Agreement]/[Canadian Pledge Agreement]], and shall have all the obligations of a Pledgor thereunder as if it had executed the [[Pledge Agreement]/[Canadian Pledge Agreement]]. The New Subsidiary hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the [[Pledge Agreement]/[Canadian Pledge Agreement]]. Without limiting the generality of the foregoing terms of this paragraph 3, the New Subsidiary hereby grants, pledges and assigns to the Administrative Agent, for the benefit of the Secured Parties, a continuing security interest in, and a right of set off against, any and all right, title and interest of the New Subsidiary in and to the Equity Interests identified on Schedule 6 hereto and all other Pledged Collateral (as defined in the [[Pledge Agreement]/[Canadian Pledge Agreement]]) of the New Subsidiary to secure the prompt payment and performance in full when due, whether by lapse of time, acceleration, mandatory prepayment or otherwise, of the Obligations.

4.            The New Subsidiary hereby represents and warrants to the Administrative Agent and the Lenders that:

(a)            The New Subsidiary’s exact legal name and jurisdiction of organization are as set forth on the signature pages hereto.

(b)            The New Subsidiary’s taxpayer identification number and organization number are set forth on Schedule 1 hereto.

(c)            Other than as set forth on Schedule 2 hereto, the New Subsidiary has not changed its legal name, changed its state of organization, been party to a merger, consolidation or other change in structure in the five (5) years preceding the date hereof.

(d)            Schedule 3 hereto sets forth a complete and accurate list of the following as of the date hereof: (i) all Copyrights and all Trademarks of the New Subsidiary that are registered, or in respect of which an application for registration has been filed or recorded, with the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office or with any other Governmental Authority (or comparable organization or office established in any country or pursuant to an international treaty or similar international agreement for the filing, recordation or registration of interests in intellectual property), together with relevant identifying information with respect to such Copyrights and Trademarks, (ii) all Patents of the New Subsidiary that are issued, or in respect of which an application has been filed or recorded, with the United States Patent and Trademark Office, the Canadian Intellectual Property Office or with any other Governmental Authority (or comparable organization or office established in any country or pursuant to an international treaty or similar international agreement for the filing, recordation or registration of interests in intellectual property), together with relevant identifying information with respect to such Patents, (iii) all Domain Names owned by the New Subsidiary or which the New Subsidiary is licensed, authorized or otherwise granted rights under or to, or owned by a Person on behalf of the New Subsidiary, together with relevant identifying information with respect to such Domain Names, (iv) all material Proprietary Software of the New Subsidiary, (v) each Copyright License (excluding (A) in-licenses of third-party software that is generally commercially available and/or off-the-shelf and (B) non-exclusive licenses granted to end users or customers for the Proprietary Software in object code format), each Patent License and each Trademark License of the New Subsidiary and (vi) each other item of Material IP Rights of the New Subsidiary, in each case of the foregoing clauses (i) through (vi), that (A) is owned or controlled by the New Subsidiary or (B) constitutes Material IP Rights and is being licensed to the New Subsidiary. As of the date hereof, none of the IP Rights of the New Subsidiary is subject to any license grant, covenant not to sue, or release by the New Subsidiary or similar arrangement, except for (w) license grants between the Loan Parties, (x) those license grants disclosed on Schedule 3 hereto, (y) in-licenses of third-party software that is generally commercially available and/or off-the-shelf, and (z) non-exclusive licenses granted to end users or customers for Proprietary Software in object code format.

(e)            Schedule 4 hereto includes all Commercial Tort Claims (as defined in the [[Security Agreement]/[Canadian Security Agreement]]) of the New Subsidiary.

(f)            Schedule 5 hereto lists all real property that is owned or leased by the New Subsidiary as of the date hereof, together with a designation of each real property that is Excluded Property and a designation as to whether such real property is owned or leased.

(g)            Schedule 6 hereto is a complete and accurate list as of the date hereof of each Subsidiary of the New Subsidiary, together with (i) jurisdiction of organization, (ii) number of shares of each class of Equity Interests outstanding, (iii) the certificate number(s) of the certificates evidencing such Equity Interests, if certificated, and number and percentage of outstanding shares of each class owned (directly or indirectly) by the New Subsidiary of such Equity Interests and (iv) number and effect, if exercised, of all outstanding options, warrants, rights of conversion or purchase and all other similar rights with respect thereto.

(h)            Schedule 7 hereto is a complete and accurate list as of the date hereof of any (i) employment agreements covering the management of the New Subsidiary, (ii) collective bargaining agreements or other labor agreements covering any employees of the New Subsidiary, (iii) agreements for managerial, consulting or similar services to which the New Subsidiary is a party or by which it is bound, (iv) agreements regarding the New Subsidiary, its assets or operations or any investment therein to which any of its equityholders is a party or by which it is bound, (v) real estate leases, licenses of IP Rights or other lease or license agreements to which the New Subsidiary is a party, either as lessor or lessee, or as licensor or licensee (other than (A) in-licenses of third-party software that is generally commercially available and/or off-the-shelf or (B) non-exclusive licenses granted to end users or customers for the Proprietary Software in object code format), (vi) customer or supply agreements to which the New Subsidiary is a party, in each case with respect to the preceding clauses (i), (iii), (iv), (v) and (vi) requiring payment of more than $500,000 during the term of the Credit Agreement, (vii) Management Services Agreements or (viii) any other agreements or instruments to which the New Subsidiary is a party, and the breach, nonperformance or cancellation of which, or the failure of which to renew, could reasonably be expected to have a Material Adverse Effect.

5.            The address of the New Subsidiary for purposes of all notices and other communications is the address designated for all Loan Parties on Schedule 11.02 to the Credit Agreement or such other address as the New Subsidiary may from time to time notify the Administrative Agent in writing.

6.            The New Subsidiary hereby waives acceptance by the Administrative Agent and the Secured Parties of the Guaranty by the New Subsidiary under Article IV of the Credit Agreement upon the execution of this Agreement by the New Subsidiary.

7.            This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Agreement.

8.            THIS AGREEMENT shall be governed by, and construed in accordance with, the law of the State of NEW YORK.

[Signature Pages Follow]

IN WITNESS WHEREOF, the New Subsidiary has caused this Joinder Agreement to be duly executed by its authorized officer, and the Administrative Agent, for the benefit of the Secured Parties, has caused the same to be accepted by its authorized officer, as of the day and year first above written.

[NEW SUBSIDIARY],
a [__] [__]

By:
Name:
Title:

Acknowledged and accepted:

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP

By:          MADRYN HEALTH ADVISORS II, LP,

its General Partner

By:          MADRYN HEALTH ADVISORS GP II, LLC,

its General Partner

By:
Name:
Title:

Schedule 1

Taxpayer Identification Number; Organization Number

Schedule 2

Changes in Legal Name or Jurisdiction of Organization;

Mergers, Consolidations and other Changes in Structure

Schedule 3

IP Collateral

Schedule 4

Commercial Tort Claims

Schedule 5

Real Property

Schedule 6

Equity Interests

Schedule 7

Material Contracts

Exhibit D

[FORM OF] ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein have the meanings provided in the Credit Agreement identified below, receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto (the “Standard Terms and Conditions”) are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount[s] and equal to the percentage interest[s] identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	________________________________

[Assignor [is][is not] a Defaulting Lender.]

2.	Assignee:	________________________________

[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3.	Borrower:	Greenbrook TMS Inc., an Ontario corporation

4.	Administrative Agent:	Madryn Health Partners II (Cayman Master), LP

5.	Credit Agreement:	Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among Greenbrook TMS Inc., an Ontario corporation (the “Borrower”), the Guarantors, the Lenders from time to time party thereto and the Administrative Agent.

6.	Assigned Interest:

Facility Assigned[6]	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned[7]	Percentage Assigned of Commitment/Loans[8]

7.	Trade Date:	__________________________

8.	Effective Date:	__________________________

[Signature Pages Follow]

6 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. “Term A Loan”, “Term A Commitment”, “Term B Loan”, “Term B Commitment”, “Term C Commitment”, Term C Loan”, etc.).

7 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

8 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR:	[NAME OF ASSIGNOR]

By:
Name:
Title:

ASSIGNEE:	[NAME OF ASSIGNEE]

By:
Name:
Title:

[Consented to and]9 Accepted:

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP, as Administrative Agent

By:         MADRYN HEALTH ADVISORS II, LP,

its General Partner

By:          MADRYN HEALTH ADVISORS GP II, LLC,

its General Partner

By:
Name:
Title:

[Consented to:]10

GREENBROOK TMS INC.,

an Ontario corporation

By:
Name:
Title:

9 To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

10 To be added only if the consent of the Borrower is required by the terms of the Credit Agreement.

Annex 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS

1. Representations and Warranties.

1.1. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets the requirements to be an assignee under Sections 11.06(b)(iii) and (v) of the Credit Agreement (subject to such consents, if any, as may be required under Section 11.06(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.01 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest and (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Borrower shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date. Notwithstanding the foregoing, the Assignor shall not receive any accrued, but not yet capitalized PIK Period Paid-in-Kind Interest existing as of the Effective Date and such interest shall be capitalized on the next Interest Payment Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by facsimile or other electronic imaging means (e.g. “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Exhibit E

[FORM OF] Compliance Certificate

Financial Statement Date: [__________], 20[__]

To:	Madryn Health Partners II (Cayman Master), LP, as Administrative Agent

Re:	Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among Greenbrook TMS Inc., an Ontario corporation (the “Borrower”), the Guarantors, the Lenders from time to time party thereto and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement.

Ladies and Gentlemen:

The undersigned Responsible Officer hereby certifies as of the date hereof that [he/she] is the [Chief Executive Officer, Chief Financial Officer, Treasurer, Assistant Treasurer or Controller] of the Borrower, and that, in [his/her] capacity as such, [he/she] is authorized to execute and deliver this Compliance Certificate to the Administrative Agent on the behalf of the Borrower, and that:

[Use following paragraph 1 for financial statements delivered pursuant to Section 7.01(a) of the Credit Agreement:]

[1.           The Borrower has delivered to the Administrative Agent (by any method of delivery permitted pursuant to the paragraph preceding the last paragraph of Section 7.02 of the Credit Agreement) the year-end audited financial statements of the Borrower and its Subsidiaries required by Section 7.01(a) of the Credit Agreement for the fiscal year of the Borrower ended as of the above date, together with the report and opinion of an independent certified public accountant required by such Section.]

[Use following paragraph 1 for financial statements delivered pursuant to Section 7.01(b) of the Credit Agreement:]

[1.           The Borrower has delivered to the Administrative Agent (by any method of delivery permitted pursuant to the paragraph preceding the last paragraph of Section 7.02 of the Credit Agreement) the unaudited financial statements of the Borrower and its Subsidiaries required by Section 7.01(b) of the Credit Agreement for the fiscal quarter of the Borrower ended as of the above date. Such financial statements fairly present in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of the Borrower and its Subsidiaries in accordance with the Applicable Accounting Standard as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.]

2.            The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made, a reasonably detailed review of the transactions and condition (financial or otherwise) of the Loan Parties during the accounting period covered by the attached financial statements.

3.            A review of the activities of the Loan Parties during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period the Loan Parties performed and observed all of their respective obligations under the Investment Documents, and [select one:]

[during such fiscal period, the Loan Parties performed and observed each covenant and condition of the Investment Documents applicable to them, and no Default has occurred and is continuing.]

[or:]

[the following covenants or conditions have not been performed or observed and the following is a list of each such covenant or condition and its nature and status:]

4.            The financial covenant analyses and calculations set forth on Schedule 1 attached hereto are true and accurate on and as of the date of this Compliance Certificate.

5.            Attached hereto as Schedule 2 is a supplement setting forth information regarding the amount of all Dispositions, Involuntary Dispositions, Debt Issuances, Extraordinary Receipts and Acquisitions that occurred during the period covered by the financial statements delivered in connection herewith, in each case, involving an amount or Net Cash Proceeds, as applicable, of at least $100,000.

6.            Attached hereto as Schedule 3 is a list of (i) all applications by any Loan Party, if any, for Copyrights, Patents or Trademarks made since [the Effective Date] [the date of the prior Compliance Certificate], (ii) all issuances of registrations or letters on existing applications by any Loan Party for Copyrights, Patents and Trademarks received since [the Effective Date] [the date of the prior Compliance Certificate], (iii) all Trademark Licenses, Copyright Licenses and Patent Licenses entered into by any Loan Party since [the Effective Date] [the date of the prior Compliance Certificate] and (iv) such supplements to Schedules 6.17(a) and (d) of the Credit Agreement as are necessary to cause such Schedules to be true and complete as of the date of this Compliance Certificate.

7.            Attached hereto as Schedule 4 is a list of each Material Contract entered into since [the Effective Date] [the date of the prior Compliance Certificate].

8.            Set forth on Schedule 5 attached hereto is a listing of all deposit accounts and other bank accounts and securities accounts of the Borrower and its Subsidiaries as of the Financial Statement Date, including the balance of each such account as of such date (converted, where applicable, into Dollars in accordance with the Applicable Accounting Standard), the name and address of the depository bank, and the name of the account holder.

[9.          Attached hereto as Schedule 6 is a copy of management’s discussion and analysis with respect to the financial statements delivered in connection herewith.]11

[SIGNATURE PAGES FOLLOW]

11 To be included only in connection with a Compliance Certificate delivered in connection with financial statements referred to in Section 7.01(a) of the Credit Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of __________, 20__.

GREENBROOK TMS inc.,
an Ontario corporation

By:
Name:
Title:

Schedule 1

1.	Consolidated Revenues.

A.	Consolidated Revenues for the applicable period:

i.	all amounts paid to and received by the Borrower and its Subsidiaries in the ordinary course of business that, in accordance with the Applicable Accounting Standard, would be classified as net revenue [12]:	$

ii.	upfront payments, milestones, and other similar one-time payments received by the Borrower or any of its Subsidiaries that are not related to the sale of products or services:	$

B.	(A)(i) - (A)(ii)	$

Amount required by Section 8.16 of the Credit Agreement for such four (4) consecutive fiscal quarter period:		$

Compliance:		[Yes] [No]

12 Consolidated Revenues shall exclude the revenues generated by any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of the income resulting from such revenues is not at the time permitted by operation of the terms of its Organization Documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary.

2.	Liquidity.

	Liquidity as of the date of this Compliance Certificate:	$____________

Minimum Amount required by Section 8.17 of the Credit Agreement:	$3,000,000

Compliance:	[Yes] [No]

Schedule 2

Dispositions, Involuntary Dispositions, Debt Issuances, Extraordinary Receipts and Acquisitions

Schedule 3

IP Schedule Updates

Schedule 4

Material Contracts

Schedule 5

Account Information

[Schedule 6

MD&A]

CONFIDENTIAL

Exhibit F

[FORM OF] TERM C FACILITY JOINDER AGREEMENT

THIS TERM C FACILITY JOINDER AGREEMENT dated as of __________, 20__ (this “Agreement”) is by and among each of the Persons identified as “Term C Lenders” on the signature pages hereto (each, a “Term C Lender”), Greenbrook TMS Inc., an Ontario corporation (the “Borrower”), the Guarantors party hereto, and Madryn Health Partners II (Cayman Master), LP, as Administrative Agent. Capitalized terms used but not otherwise defined herein have the meanings provided in the Credit Agreement (defined below).

W I T N E S S E T H

WHEREAS, pursuant to that certain Credit Agreement dated as of July 14, 2022 (as amended, restated, amended and restated, modified, supplemented or extended from time to time, the “Credit Agreement”) among the Borrower, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and the Administrative Agent, the Lenders have agreed to provide the Borrower with term loan facilities;

WHEREAS, pursuant to Section 2.13 of the Credit Agreement, the Borrower has requested that each Term C Lender provide a Term C Loan under the Credit Agreement; and

WHEREAS, each Term C Lender has agreed to provide a Term C Loan on the terms and conditions set forth herein and to become a “Term C Lender” under the Credit Agreement in connection therewith;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.            Each Term C Lender severally agrees to make one or more Term C Loans to the Borrower on the date hereof in the amount set forth opposite the name of such Term C Lender on Schedule 2.01; provided, that, after giving effect to such advances (which, for the avoidance of doubt, will comprise a single Borrowing on the date hereof), the aggregate principal amount of all Term C Loans shall not exceed TWENTY MILLION DOLLARS ($20,000,000). The Term C Commitment and Applicable Percentage for each of the Term C Lenders shall be as set forth opposite the name of such Term C Lender on Schedule 2.01 attached hereto. The existing Schedule 2.01 to the Credit Agreement shall be deemed to be amended to include the information set forth on Schedule 2.01 attached hereto.

2.            The Term C Loans shall bear interest on the outstanding principal amount thereof from the date of issuance thereof at the Interest Rate and in accordance with Section 2.06 of the Credit Agreement (including, for the avoidance of doubt, clauses (b), and (c) thereof).

3.            The maturity date for the Term C Facility shall be the Maturity Date. The Borrower shall repay the outstanding principal amount of the Term C Loans in installments on the dates and in the amounts set forth in Section 2.05(c) of the Credit Agreement (which amounts (A) shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.03 of the Credit Agreement and (B) shall be reduced as a result of the application of amounts of the Term C Loans deemed to have been repaid by the Borrower following the exercise by a Converting Lender of its conversion rights in accordance with the order of priority set forth in Section 2.14 of the Credit Agreement), unless accelerated sooner pursuant to Section 9.02 of the Credit Agreement; provided, that, (x) the final principal repayment installment of the Term C Loans shall be repaid on the Maturity Date and in any event shall be in an amount equal to the aggregate principal amount of all Term C Loans outstanding on such date, together with all accrued and unpaid interest thereon and all other Obligations in connection with the Term C Loans (other than contingent indemnification obligations for which no claim has been asserted), and (y) if any principal repayment installment to be made by the Borrower shall come due on a day other than a Business Day, such principal repayment installment shall be due on the first immediately preceding Business Day.

4.            Each Term C Lender (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to become a Term C Lender under the Credit Agreement, (ii) it meets all requirements of a Term C Lender under Section 2.13 of the Credit Agreement, (iii) from and after the date hereof, it shall be bound by the provisions of the Credit Agreement as a Term C Lender thereunder and shall have the obligations of a Term C Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 7.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Agreement on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Term C Lender, and (v) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Term C Lender.

5.            Each of the Administrative Agent, the Borrower, and the Guarantors agrees that, as of the date hereof, each Term C Lender shall (a) be a party to the Credit Agreement and the other Loan Documents, (b) be a “Term C Lender” for all purposes of the Credit Agreement and the other Loan Documents and (c) have the rights and obligations of a Term C Lender under the Credit Agreement and the other Loan Documents.

6.            The address of each Term C Lender for purposes of all notices and other communications has been separately provided by such Term C Lender to the Administrative Agent.

7.            This Agreement may be executed in any number of counterparts and by the various parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one contract. Delivery of an executed counterpart of this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

8.            THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.

[Signature Page Follows]

9

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by a duly authorized officer as of the date first above written.

TERM C LENDERS:	[____________________________________________

By:
Name:
Title:][13]

BORROWER:	GREENBROOK TMS INC.,
an Ontario corporation

By:
Name:
Title:

GUARANTORS[14]:	TMS Neurohealth Centers Inc.,
a Delaware corporation

By:
Name:
Title:

TMS Neurohealth Centers Services, LLC,
a Delaware limited liability company

By:
Name:
Title:

[GUARANTOR],
a [_____________]

By:
Name:
Title:

13 Duplicate signature block as necessary.

14 The Guarantors listed on the signature pages to this Term C Facility Joinder Agreement should be all of the Guarantors party to the Credit Agreement at the time of this Term C Facility Joinder Agreement.

10

Accepted and Agreed:

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP,
as Administrative Agent

By:	MADRYN HEALTH ADVISORS II, LP,
its General Partner

	By:	MADRYN HEALTH ADVISORS GP II, LLC,
its General Partner

By:
Name:
Title:

11

Schedule 2.01

[to be updated at time of Joinder]

12

EXHIBIT G

[FORM OF] CONVERSION INSTRUMENT

(See attached)

13

NEITHER THE SECURITIES REPRESENTED HEREBY NOR THE COMMON SHARES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR QUALIFIED OR REGISTERED PURSUANT TO ANY U.S. STATE OR CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES LAWS OR THE SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION. THE SECURITIES REPRESENTED HEREBY AND THE COMMON SHARES ISSUABLE UPON CONVERSION HEREOF MAY BE RESOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT AND QUALIFIED OR REGISTERED PURSUANT TO APPLICABLE U.S. STATE, CANADIAN PROVINCIAL OR TERRITORIAL SECURITIES LAWS, AND/OR THE SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION, OR IF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION REQUIREMENT IS AVAILABLE.

GREENBROOK TMS INC.

COMMON SHARE CONVERSION INSTRUMENT

Date of Issuance: July 14, 2022

Series No. 2022-A

Certificate No. [1/2/3]

THIS IS TO CERTIFY that [Madryn Health Partners II, LP / Madryn Health Partners II (Cayman Master), LP / Madryn Select Advisors, LP] and its transferees, successors and assigns (the “Holder”) shall have the right (but not the obligation) to convert the Outstanding Amount of Loans owing to the Holder under the Credit Agreement, up to the Maximum Conversion Amount then available, into common shares, without par value (the “Common Shares”) in the capital of Greenbrook TMS Inc., a corporation incorporated under the laws of the Province of Ontario (the “Company”), at the initial conversion price of $1.90 per Common Share (the “Conversion Price”), at any time after the date of issuance listed above (the “Commencement Date”) and expiring on the Expiration Date. This Common Share Conversion Instrument (this “Instrument”) is issued subject to the Organization Documents of the Company and under and pursuant to that certain Credit Agreement, dated as of July 14, 2022, by and among the Company, the Holder, and the other parties thereto (as amended, modified or supplemented from time to time, the “Credit Agreement”). Capitalized terms used herein shall have the meanings ascribed to such terms in Section 13 hereof unless otherwise defined herein.

SECTION 1.      The Instrument; Transfer and Exchange.

a)            The Instrument. This Instrument and the rights and privileges of the Holder hereunder may be exercised in whole or in part as provided herein and, as more fully set forth in Section 1(b) and Section 7 hereof, may, subject to applicable securities laws and the terms of this Instrument, be transferred by the Holder to any other Person or Persons who meet the requirements set forth herein at any time or from time to time, in whole or in part.

b)            Transfer and Exchanges. The Company shall initially record this Instrument in a register maintained by the Company for that purpose and subject to Section 7 hereof, from time to time thereafter shall reflect the transfer of this Instrument on such register when surrendered for transfer in accordance with the terms hereof and properly endorsed, accompanied by appropriate instructions, and further accompanied by payment in cash or by check, bank draft or money order payable to the order of the Company, in United States currency, of an amount equal to any stamp or other tax or governmental charge or fee required to be paid in connection with the transfer thereof. Upon any such transfer, a new conversion instrument or conversion instruments shall be issued to and in the name of the transferee and the Holder (in the event this Instrument is only partially transferred or in connection with any concurrent partial transfer and partial exercise) and the surrendered conversion instrument shall be canceled and the Company shall update the register accordingly. This Instrument may be exchanged at the option of the Holder, when surrendered at the Principal Office of the Company, for another conversion instrument or other conversion instruments of like tenor and representing in the aggregate the right to convert a like amount of the Outstanding Amount of Loans owing to the Holder under the Credit Agreement, up to the Maximum Conversion Amount then available, into a like number of Common Shares at the Conversion Price (as such number may be adjusted upon adjustment of the Conversion Price as provided in Section 5).

14

SECTION 2.      Exercise.

a)            Right to Exercise. At any time after the Commencement Date and on or before the Expiration Date, the Holder, in accordance with applicable securities laws and the terms hereof, shall be entitled to exercise the conversion rights under this Instrument, in whole at any time or in part from time to time, by delivering this Instrument to the Company during normal business hours on any Business Day at the Company’s Principal Office, together with the Notice of Conversion (with a copy to the Administrative Agent), in the form attached hereto as Exhibit A and made a part hereof (the “Notice of Conversion”), duly executed. The Holder shall not be required to deliver the original of this Instrument in order to effect an exercise hereunder. Subject to Section 2(c), the aggregate number of Conversion Shares to be subscribed for by the Holder pursuant to the applicable Notice of Conversion shall be equal to the amount calculated by dividing (i) the Aggregate Conversion Amount by (ii) the Conversion Price then in effect.

b)            Conversion of the Aggregate Conversion Amount. For any exercise, in whole or in part, of the conversion rights under this Instrument, payment of the Aggregate Conversion Amount shall be made to the Company by (i) automatically reducing the Outstanding Amount of the Loans owing to the Holder under the Credit Agreement by an amount equal to the Aggregate Conversion Amount or (ii) a Net Exercise as provided in Section 2(c). Other than in the case of a Net Exercise in accordance with Section 2(c), simultaneously with the allotment and issuance of Conversion Shares, or the payment of the applicable Cash Settlement Amount, as the case may be, pursuant to Section 2(e), the Outstanding Amount of the Loans in an amount equal to the Aggregate Conversion Amount shall be deemed repaid under the Credit Agreement in accordance with Section 2.14 thereof. Following any exercise, in whole or in part, of the conversion rights under this Instrument, the Maximum Conversion Amount available for any subsequent exercise of the conversion rights under this Instrument shall be reduced by the Aggregate Conversion Amount paid by the Holder in connection with such exercise.

c)            Net Exercise. The Holder shall have the right to pay all or a portion of the Aggregate Conversion Amount by making a net exercise (“Net Exercise”), in which case the portion of the Aggregate Conversion Amount to be so paid shall be paid by reducing the number of Conversion Shares otherwise issuable pursuant to the Notice of Exercise by an amount equal to (i) the Aggregate Conversion Amount to be so paid, divided by (ii) the Fair Market Value Per Common Share. For the avoidance of doubt, in the case of a Net Exercise by the Holder, no amount of the Outstanding Amount of the Loans owing to the Holder under the Credit Agreement shall be reduced or deemed repaid.

15

d)            Cash Settlement.

(i)            Notwithstanding any other provision of this Instrument, if, following the exercise of the conversion rights under this Instrument, (A) the applicable rules of the Toronto Stock Exchange (“TSX”) or The Nasdaq Stock Market LLC (“Nasdaq”) require approval by TSX or Nasdaq, as applicable, for any allotment or issuance of any number of Conversion Shares by the Company with respect to all or any portion of the Aggregate Conversion Amount, and the Company is unable to obtain such approval by using commercially reasonable efforts, (B) on or prior to the Share Delivery Date, the Company makes a written request to satisfy its obligations under this Instrument by means other than such allotment and issuance of such number of Conversion Shares, and the Holder, in its sole and absolute discretion, accepts such request, or (C) the Company fails for any reason to allot and issue the applicable number of Conversion Shares with respect to all or any portion of the Aggregate Conversion Amount on or prior to the Share Delivery Date, and the Holder, in its sole and absolute discretion, elects to require the Company to satisfy its obligations under this Instrument by means other than such allotment and issuance of such applicable number of Conversion Shares (any such portion of the Aggregate Conversion Amount referred to in Section 2(d)(i)(A), (B) or (C), the “Non-Share Settled Portion”), then, in each case, the Company shall, in lieu of allotting and issuing to the Holder the applicable number of Conversion Shares with respect to the Non-Share Settled Portion, pay the applicable Cash Settlement Amount to the Holder for such Non-Share Settled Portion. Notwithstanding the foregoing, in the case of any Automatic Exercise pursuant to Section 2(i), the Company shall not be permitted to satisfy its obligations under this Instrument by means of payment of the applicable Cash Settlement Amount to the Holder, other than payment of the Cash Settlement Amount for the Non-Share Settled Portion referred to in Section 2(d)(i)(A).

(ii)            The cash settlement amount (the “Cash Settlement Amount”) for any Non-Share Settled Portion shall be calculated as of the date of exercise of this Instrument and shall be equal to the product of (A) the Fair Market Value Per Common Share, multiplied by (B) the number of Conversion Shares which would, but for the occurrence of any event referred to in Section 2(d)(i)(A), (B) or (C), have been issuable to the Holder upon exercise of the conversion rights under this Instrument with respect to such Non-Share Settled Portion.

(iii)            The Company shall be required to pay any Cash Settlement Amount to the Holder on or before the following applicable date (each, a “Cash Settlement Date”): (A) if such payment is required under Section 2(d)(i)(A), the Share Delivery Date; (B) if such payment is required under Section 2(d)(i)(B), the fifth (5th) Business Day following the date of the Holder’s acceptance of the written request of the Company referred to in Section 2(d)(i)(B); or (C) if such payment is required under Section 2(d)(i)(C), the third (3rd) Business Day following the date of the Holder’s election referred to Section 2(d)(i)(C). Notwithstanding the foregoing, the Cash Settlement Date (other than the Cash Settlement Date in connection with any Cash Settlement Amount to be paid upon any Automatic Exercise) shall be extended by up to five (5) Business Days in the event the Company is required to adjust the Conversion Price in accordance with Section 5.

(iv)            The Company covenants and agrees that, after the date hereof, it shall not, without the prior written consent of the Holder, enter into or agree to become subject to specific or direct contractual term, condition, provision or agreement that would specifically prohibit the performance of the Company’s obligations to pay the applicable Cash Settlement Amount under this Section 2(d).

e)            Issuance of Conversion Shares or Payment of Cash Settlement Amount Upon Exercise. Upon (x) receipt by the Company of a Notice of Conversion at its Principal Office in proper form for exercise or (y) any Net Exercise as provided in Section 2(c) or any Automatic Exercise as provided in Section 2(i), the Company shall:

(i)            allot and issue to the Holder, without delay and in any case on or prior to the Share Delivery Date, the number of Conversion Shares specified in the Notice of Conversion as set forth in Exhibit B hereto; or

(ii)            if applicable, pay to the Holder the applicable Cash Settlement Amount in accordance with Section 2(d),

and, in each case, simultaneously deliver to the Holder, without duplication, all Distributed Property that the Holder is entitled to receive pursuant to Section 5(a)(ii).

16

f)            Fractional Shares. If any fraction of a Conversion Share would be deliverable upon an exercise of this Instrument, the Company may, in lieu of delivering such fraction of a Conversion Share, make a cash payment to the Holder in an amount equal to the same fraction of the Fair Market Value Per Common Share determined as of the date of exercise of this Instrument.

g)            Partial Exercise. In the event that the Holder exercises this Instrument in part from time to time, there shall be no restriction on the number of times the Holder may exercise its conversion rights under this Instrument to subscribe for Conversion Shares or the minimum number of Conversion Shares that the Holder shall be required to subscribe for upon any partial exercise of its conversion rights under this Instrument. Upon any partial exercise of this Instrument, the Company shall issue and deliver to the Holder a new conversion instrument in like form for the unexercised portion thereof which has not expired.

h)            Common Shares. The Common Shares issued pursuant to this Instrument shall:

(i)            rank equally in all respects from the effective date of issue with the Common Shares then in issue (if any);

(ii)            be entitled to all dividends and distributions declared or paid on any date or by reference to any date on or after the date on which the relevant Notice of Conversion is delivered to the Principal Office (or at such other address as the Company may designate by notice in writing to the Holder in accordance with the terms hereof); and

(iii)            otherwise have the rights and privileges under applicable law and as prescribed in the Organization Documents of the Company from time to time.

i)            Automatic Exercise. Unless the Holder has expressly notified the Company in writing at least five (5) Business Days prior to the Expiration Date that such Holder either (a) elects not to exercise the conversion rights under this Instrument and that such Holder will instead let this Instrument expire on the Expiration Date or (b) will exercise the conversion rights under this Instrument on or prior to the Expiration Date by a method other than as set forth in this Section 2(i), if the Fair Market Value Per Common Share determined as of the Expiration Date is greater than the Conversion Price then in effect, the Holder shall be deemed, without further act by the Holder (and, for avoidance of doubt, without any delivery of this Instrument or the Notice of Conversion to the Company), for all purposes of this Instrument, to have automatically exercised in full, by a Net Exercise in accordance with Section 2(c), its conversion rights under this Instrument on the Expiration Date (an “Automatic Exercise”). If the Expiration Date is expected to occur pursuant to clause (b) of the definition thereof, the Company shall deliver the Holder a written notice of such expected occurrence of such Expiration Date at least ten (10) Business Days prior to such expected occurrence of such Expiration Date with the view to allowing the Holder sufficient time to opt out of any Automatic Exercise on such expected Expiration Date.

j)            Company’s Failure to Timely Deliver Securities or Pay Cash Settlement Amount.

(i)            The Company understands that a delay in the delivery of the Conversion Shares after the Share Delivery Date or payment of the Cash Settlement Amount after the applicable Cash Settlement Date could result in economic loss to the Holder. As compensation to the Holder for such loss, if the Company fails to (A) cause the Transfer Agent to transmit to the Holder the Conversion Shares on or before the Share Delivery Date in accordance with the provisions of Exhibit B pursuant to an exercise of the conversion rights under this Instrument (other than a failure caused by incorrect or incomplete information provided by the Holder to the Company) or (B) pay the Cash Settlement Amount to the Holder on or before the applicable Cash Settlement Date, the Company agrees to pay (as liquidated damages and not as a penalty) to the Holder for late issuance of the Conversion Shares the proportionate amount of $100 per Trading Day (increasing to $200 per Trading Day after the tenth (10th) Trading Day) after the Share Delivery Date or the applicable Cash Settlement Date, as applicable, for each $10,000 of Aggregate Conversion Amount for which the conversion rights under this Instrument is exercised which are not timely delivered or paid, respectively. Notwithstanding anything to the contrary contained in this Instrument, the Company shall not be required to pay any amounts under this Section 2(j) during the first five (5) Trading Days of any late issuance or delivery of Conversion Shares or Cash Settlement Amounts, as applicable, in connection with an Automatic Exercise.

(ii)            Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion Shares upon exercise of the conversion rights under this Instrument. The Company shall pay any payments incurred under this Section 2(j) in immediately available funds upon demand.

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k)            Securities Law Legend(s). The Holder agrees and acknowledges, by receipt of this Instrument, that this Instrument, and any Conversion Shares issuable upon conversion hereof, shall bear a securities law legend substantially similar to the legend on the facing page of this Instrument, to the extent required by applicable securities laws. The Company acknowledges and agrees that Conversion Shares issuable upon exercise of the conversion rights under this Instrument shall not be required to contain any legend while a registration statement (including the Registration Statement) covering the resale of such Conversion Shares is effective under the Securities Act.

l)            Administrative Agent’s Acknowledgement. The Administrative Agent acknowledges the terms of this Instrument and agrees that, upon exercise of the conversion rights under this Instrument, the Administrative Agent shall perform its duties and exercise its rights and powers under the Credit Agreement, including, without limitation, in accordance with the terms of Section 2.14 thereof, to give effect to any corresponding deemed repayment of the Outstanding Amount of Loans under the Credit Agreement in an amount equal to the Aggregate Conversion Amount.

SECTION 3.      Payment of Taxes. The Company shall promptly pay any and all stamp, documentary, registration or similar tax or taxes in connection with the entry into, performance, enforcement or admissibility in evidence of this Instrument or attributable to the initial issuance of Conversion Shares or other securities issuable upon the exercise of the conversion rights under this Instrument or issuable pursuant to Section 5 hereof, excluding any tax or taxes which may be payable because of the transfer involved in the issuance or delivery of any certificates for Conversion Shares or other securities in a name other than that of the Holder in respect of which such Conversion Shares or securities are issued. Any and all payments by or on account of any obligation of the Company hereunder (whether paid in cash or otherwise) shall be made free and clear of and without deduction or withholding for any taxes except as required by applicable law; provided that, if the Company is required to deduct or withhold any taxes hereunder then (a) the amount payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts payable under this Section 3), the Holder receives an amount (in cash or otherwise) equal to the amount it would have received had no such deduction or withholding been made; provided, that no gross-up shall be required in respect of Day 1 U.S. Federal Withholding Taxes, (b) the Company shall make such required deduction or withholding, and (c) the Company shall pay to the relevant taxation authority the full amount deducted or withheld in accordance with, and within the time limits prescribed by, applicable law. The Company shall provide the Holder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such taxation authority promptly after receipt thereof. The Company shall indemnify the Holder, within ten (10) days after written demand therefor, for the full amount of any taxes (other than taxes computed by reference to net income of the Holder) paid or payable by the Holder, on or with respect to any payment (whether paid in cash or otherwise) by or on account of any obligation of the Company hereunder (including taxes (other than taxes computed by reference to net income of the Holder) imposed or asserted on or attributable to amounts payable under this Section 3) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such taxes were correctly or legally imposed or asserted by the relevant taxation authority.

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SECTION 4.      Replacement Instrument. In case this Instrument is mutilated, lost, stolen or destroyed, the Company shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated Instrument, or in lieu of and in substitution for the Instrument lost, stolen or destroyed, a new Instrument of like tenor and representing an equivalent right or interest, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of such Instrument and upon receipt of indemnity reasonably satisfactory to the Company; provided, that if the Holder is a financial institution, business development company or other institutional or fund investor, its own agreement shall be satisfactory.

SECTION 5.      Adjustments to the Conversion Price.

Under certain conditions, the Conversion Price is subject to adjustment as set forth in this Section 5.

a)            Adjustments. The Conversion Price, after taking into consideration any prior adjustments pursuant to this Section 5, shall be subject to adjustment from time to time as follows and, thereafter, as adjusted, shall be deemed to be the then applicable Conversion Price hereunder, subject to further adjustment.

(i)            Common Share Distributions. Subdivisions and Combinations. In case at any time or from time to time the Company shall:

A.            issue to the holders of its Common Shares a dividend payable in, or other distribution of, Common Shares, bonus shares or other Equity Interests of the Company (a “Share Distribution”),

B.            subdivide its issued Common Shares into a larger number of Common Shares, including without limitation, by means of a stock split (a “Share Subdivision”), or

C.            combine its issued Common Shares into a smaller number of Common Shares (a “Share Combination”),

then the Conversion Price shall be (x) proportionately decreased in the case of a Share Distribution or a Share Subdivision and (y) proportionately increased in the case of a Share Combination. In the event the Company shall declare or pay, without consideration, any dividend on the Common Shares payable in any right to acquire Common Shares for no consideration, then the Company shall be deemed to have made a Share Distribution in an amount of Common Shares equal to the maximum number of Common Shares issuable upon exercise of such rights to acquire Common Shares. Any adjustment under this Section 5(a) shall become effective at the close of business on the date the Share Subdivision or Share Combination becomes effective, or upon the making of any Share Distribution.

(ii)            Distributions. If the Company, at any time while this Instrument is outstanding, distributes to all holders of Common Shares for no consideration (A) evidence of its indebtedness, (B) any security (other than a Share Distribution), (C) rights or warrants to subscribe for or purchase any security (other than any deemed Share Distribution referred to in Section 5(a)(i)), or (D) any other asset, including cash or any other assets by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction (in each case, “Distributed Property”), then, upon any exercise of the conversion rights under this Instrument that occurs after the record date fixed for determination of shareholders entitled to receive such distribution, the Holder shall be entitled to receive, in addition to the Conversion Shares otherwise issuable upon such exercise (if applicable), the Distributed Property that such Holder would have been entitled to receive in respect of such number of Conversion Shares had the Holder been the record holder of such Conversion Shares in respect of the then-unexercised portion of this Instrument immediately prior to such record date without regard to any limitation on exercise contained therein.

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b)            Fundamental Transactions. If, at any time while this Instrument is outstanding, the Company effects a Fundamental Transaction, then, to the extent then permitted under applicable laws, rules and regulations (including the rules of the Principal Market (or such other national securities exchange on which the Common Shares are then listed and traded), upon any subsequent exercise of the conversion rights under this Instrument, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash, assets or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Conversion Shares then issuable upon exercise in full of the conversion rights under this Instrument without regard to any limitations on exercise contained herein, subject to adjustments from and after the consummation date as nearly equivalent as possible to the adjustments provided for in this Section 5 (the “Alternate Consideration”). The Company shall not effect any such Fundamental Transaction unless prior to or simultaneously with the consummation thereof, any successor to the Company or surviving entity shall have (i) assumed, by written instrument delivered to the Holder, the obligation to deliver to the Holder, such Alternate Consideration as, in accordance with the foregoing provisions, the Holder may be entitled to receive, and the other obligations under this Instrument, and (ii) delivered to the Holder an opinion of counsel for such corporation or entity, satisfactory to the Holder, which opinion shall state that all of the terms of this Instrument applicable in respect of such Alternative Consideration shall be enforceable against the Company and such successor or surviving entity in accordance with the terms hereof and thereof, together with such other matters as the Holder may reasonably request. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to such Alternate Consideration deliverable upon exercise of the conversion rights hereunder, and appropriate equitable adjustments shall be made to the Conversion Price payable hereunder; provided that the Maximum Conversion Amount shall remain the same (and, for the avoidance of doubt, this Instrument shall be exclusively exercisable for such Alternate Consideration from and after the consummation of such Fundamental Transaction). The provisions of this Section 5(b) shall similarly apply to subsequent transactions analogous to a Fundamental Transaction.

c)            Notices.

(i)            Notice of Proposed Actions. The Company shall give to the Holder advance written notice of any proposed action by the Company or any of its Subsidiaries pursuant to which an adjustment to the Conversion Price may occur pursuant to this Section 5 as promptly as practicable and in any event within five (5) Business Days after the approval of such action or entry into any agreement to give effective to such action, which written notice shall specify the proposed date on which a record is to be taken for the purposes of any Share Distribution or distribution of any Distributed Property, or the proposed date on which any reclassification, reorganization, consolidation, merger, stock exchange, sale, transfer, disposition, liquidation, dissolution, winding up, Fundamental Transaction or other transaction is to take place and the date of participation therein by the holders of Common Shares of the Company, if any such date is to be fixed, or the proposed date on which the transfer of Common Shares is to occur, and shall also set forth such facts with respect thereto as shall be necessary to indicate the effect of such action on the Common Shares and on the Conversion Price after giving effect to any adjustment which will be required as a result of such action.

(ii)            Adjustment Notice. Whenever the Conversion Price is to be adjusted pursuant to this Section 5, unless otherwise agreed by the Holder, the Company shall promptly (and in any event within five (5) Business Days after the event requiring the adjustment) prepare and deliver to the Holder a certificate signed by the chief financial officer of the Company, setting forth, in reasonable detail, the event requiring the adjustment and the method by which such adjustment is to be calculated. The certificate shall set forth, if applicable, a description of the basis on which the Board in good faith determined, as applicable, the equitable nature of any adjustment under Section 5(b) hereof and the new Conversion Price, as applicable.

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SECTION 6.      No Dilution or Impairment. The Company will not, by amendment of its Organization Documents or through any reorganization, recapitalization, transfer of assets, consolidation, merger, share exchange, dissolution or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Instrument, including, without limitation, the adjustments required under Section 5 hereof, if any, and will at all times in good faith assist in the carrying out of all such terms and in taking of all such action as may be necessary or appropriate to protect the rights of the Holder against dilution or other impairment, subject to compliance with applicable securities laws and stock exchange rules and regulations. Without limiting the generality of the foregoing and notwithstanding any other provision of this Instrument to the contrary (including by way of implication), the Company will take all such action as may be necessary or appropriate so that the Company may validly and legally issue Conversion Shares to the Holder upon the exercise of the conversion rights under this Instrument.

SECTION 7.      Transfers of this Instrument.

a)            Generally. Subject to the restrictions set forth in this Section 7, the Holder may, at any time and from time to time, assign or transfer this Instrument and the Conversion Shares, in each case in whole or in part, without the prior written consent of the Company. The transferor shall be deemed to remain the holder of this Instrument until the name of the transferee is entered in the Company register in respect of this Instrument. This Instrument has not been, and the Conversion Shares at the time of their issuance may not be, registered under the Securities Act or qualified or registered under any applicable Canadian securities laws. Accordingly, the Company’s obligation to issue Conversion Shares upon exercise of this Instrument by any such transferee shall be subject to compliance with applicable securities laws, and the Company reserves the right to obtain such information from the transferee as it may reasonably request to confirm the applicability of an available exemption from registration or qualification under applicable securities laws, including, without limitation, confirmation of representations and warranties substantially similar to those set forth in Section 12. This Instrument and the Conversion Shares are issued or issuable subject to the provisions and conditions contained herein and in the Credit Agreement and to the provisions and conditions contained in the Organization Documents of the Company, and the Holder by accepting the same agrees with the Company to such provisions and conditions, and represents to the Company that this Instrument has been acquired and the Conversion Shares will be acquired for the account of the Holder for investment and not with a view to or for sale in connection with any distribution thereof.

b)            Compliance with Securities Laws. The Holder agrees that this Instrument and the Conversion Shares may not be sold or otherwise disposed of except pursuant to (i) an effective registration statement under the Securities Act covering the re-sale by the Holder of the Conversion Shares, and applicable U.S. state securities laws or pursuant to an applicable exemption from the registration requirements of the Securities Act and such U.S. state securities laws, and (ii) a prospectus filed under applicable Canadian securities laws covering the sale by the Holder of the Conversion Shares or pursuant to an applicable exemption from such Canadian securities law requirements.

c)            No Transfer to Non-Lenders. The Holder agrees that this Instrument may not be assigned, transferred or sold to any Person who is not a Lender under the Credit Agreement.

SECTION 8.      Confidentiality. The Holder hereby agrees to comply with and be bound by, and agrees to require a transferee permitted hereby to be bound by, the confidentiality provisions in Section 11.07 of the Credit Agreement and acknowledges and agrees that (a) any information provided to the Holder or its representatives pursuant to this Instrument, (b) any other information provided to the Holder or its representatives that a reasonable person would deem to be confidential under the circumstances, and (c) any other information provided to the Holder or its representatives pursuant to this Instrument and is clearly identified at the time of delivery as confidential shall, in each case, be deemed Information (as defined in the Credit Agreement) and subject to the confidentiality provisions in Section 11.07 of the Credit Agreement.

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SECTION 9.      Covenants. The Company hereby covenants and undertakes to the Holder that for so long as the Holder holds this Instrument, any interest created under this Instrument or any Conversion Shares:

a)            Validly Issued Shares. All Conversion Shares issuable upon exercise of the conversion rights under this Instrument and full conversion of the Aggregate Conversion Amount (including those issued pursuant to adjustments as required pursuant to Section 5 hereof) shall, upon delivery by the Company, be duly authorized and validly issued, fully paid and nonassessable, free from all stamp taxes, liens and charges with respect to the issue or delivery thereof and otherwise free of all other security interests, encumbrances and claims (other than security interests, encumbrances and claims to which the Holder is subject prior to or upon the issuance of the applicable Conversion Shares or pursuant to the Credit Agreement, restrictions under applicable federal, provincial, territorial and/or state securities laws and other transfer restrictions described herein).

b)            Reservation of Shares. The Company shall at all times reserve and keep available for issue out of the aggregate of its authorized but unissued share capital, free of preemptive rights, such number of its duly authorized Common Shares as shall be required to enable the Company to issue Conversion Shares in the full amount required upon exercise in full of the conversion rights under this Instrument. If any Common Shares reserved or to be reserved for the purpose of the exercise of the conversion rights under this Instrument, or any shares or other securities reserved or to be reserved for the purpose of issuance pursuant to Section 5 hereof, require registration with or approval of any Governmental Authority under any federal or state law (other than securities laws) before such shares or other securities may be validly delivered upon exercise of the conversion rights under this Instrument, then the Company covenants that it will, at its sole expense, promptly secure such registration or approval, as the case may be (including, but not limited to, approvals or expirations of waiting periods required under the Hart Scott Rodino Antitrust Improvements Act).

c)            No Effect Upon Lending Relationship. Notwithstanding anything herein to the contrary, nothing contained in this Instrument shall affect, limit or impair the rights and remedies of the Holder or any of its Affiliates in its capacity as a lender to the Company pursuant to any agreement under which the Company has borrowed money from the Holder or any of its Affiliates. Without limiting the generality of the foregoing, the Holder, for itself or in any capacity with respect to any of its Affiliates in exercising its or its Affiliates’ respective rights as a lender, including making its decision on whether to foreclose on any collateral security, will have no duty to consider (i) its status or the status of any of its Affiliates as a direct or indirect equity holder of the Company, (ii) the equity of the Company or (iii) any duty it may have to any other direct or indirect equity holder of the Company, except as may be required under the Credit Agreement or by commercial law applicable to creditors generally, or as may be required under applicable securities laws.

d)            Compliance with Rule 144. The Company shall timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as the Holder owns any Conversion Securities, if the Company is not required to file reports pursuant to such securities laws, it will prepare and furnish to the Holder and make publicly available in accordance with Rule 144 such information as is required for the Holder to sell Conversion Securities under Rule 144. For so long as the Conversion Shares are not registered under an effective registration statement, the Company further covenants that it will take such further action as the Holder may reasonably request and cooperate in all respects with the Holder, including using its best efforts to provide instructions to the Transfer Agent in order to facilitate a sale or transfer of Conversion Shares, cause its legal counsel to issue a legal opinion to the Transfer Agent for such Conversion Shares if required by the Transfer Agent to effect the removal of the legend hereunder or procure the removal of any restrictive legend applicable to the Conversion Shares, all to the extent required from time to time to enable the Holder to sell such Conversion Shares without registration under the Securities Act in accordance with the requirements of the applicable exemptions provided by Rule 144, if available.

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e)            Certain Amendments. The Company shall not adopt any amendment or modification of the Organization Documents of the Company that would adversely affect the Holder (in its capacity solely as a holder of this Instrument) without prior written consent of the Holder.

f)            Limitation on Certain Restrictions. The Company shall not, and will not permit or cause any of its Subsidiaries, directly or indirectly, to create or otherwise cause or suffer to exist or become effective any restriction or encumbrance (other than the Credit Agreement) on the ability of the Company and any such Subsidiaries to perform and comply with their respective obligations under this Instrument.

g)            Regulatory Requirements and Restrictions. In the event of any reasonable determination by the Holder that, by reason of any existing or future national, federal or state law, statute, rule, regulation, guideline, order, court or administrative ruling, request or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) including bank holding company related laws (collectively, a “Regulatory Requirement”), the Holder is effectively restricted or prohibited from holding this Instrument or the Conversion Shares (including any shares of capital stock or other securities distributable to the Holder in any merger, reorganization, readjustment or other reclassification), or otherwise realizing upon or receiving the benefits intended under this Instrument, the Company shall, and shall use its reasonable best efforts to take such action as the Holder and the Company shall jointly agree in good faith to be necessary to permit the Holder to comply with such Regulatory Requirement; provided, that, no action shall be required to be taken by the Company that would (i) require the Company or any of its Subsidiaries to change its line of business or effect any transactions involving the Company or any of its Subsidiaries (including, but not limited to, any corporate reorganization); (ii) materially interfere or would reasonably be expected to materially interfere with any financing, acquisition, corporate reorganization, merger, tender offer or other significant transaction involving the Company; (iii) require the Company to obtain shareholder approval; (iv) require the Company or any of its Subsidiaries to re-incorporate under the laws of any other jurisdiction or to register pursuant to the rules or regulations of any regulatory agency; or (v) result in any adverse tax consequences to the Company or any of its Subsidiaries. The reasonable costs of taking such action, whether by the Company, any of its Subsidiaries, the Holder or otherwise, shall be borne in full by the Holder.

SECTION 10.      Registration Rights.

a)            As soon as reasonably possible, but in any event, no later than twelve (12) calendar months following the Commencement Date (and subject to satisfaction of the Registration Conditions), the Company shall prepare and file a shelf registration statement with the Commission to permit the public resale of the Registrable Securities (the “Registration Statement”). The Registration Statement required to be filed with the Commission pursuant to this Section 10(a) shall be on Form F-3 or Form F-10, or, if neither Form F-3 nor Form F-10 is then available to the Company, on Form F-1, Form S-3, Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the Registrable Securities, covering the Registrable Securities, and shall contain a prospectus in such form as to permit any the Holder to sell the Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect, or in the case of Form F-10, any similar provision under Canadian securities laws) at any time beginning on the effective date for such Registration Statement. The Company shall use its best efforts to cause a Registration Statement filed pursuant to this Section 10(a) to be declared effective by the Commission as soon as possible, but in any event, within one hundred twenty (120) calendar days after the filing of the Registration Statement. A Registration Statement shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holder, including by way of an underwritten offering, if so elected by the Holder, subject to a minimum offering size of $3,000,000. During the Effectiveness Period, the Company shall use its best efforts to cause a Registration Statement filed pursuant to this Section 10(a) to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available for the resale of the Registrable Securities until the Registration Termination Time. The Company shall prepare and file a listing application with the Principal Market for the Company’s Common Shares (including Nasdaq and TSX, if applicable, or such other national securities exchange on which the Company’s Common Shares are then listed and traded, in each case, to the extent required by the rules and regulations of such exchange) to list all Conversion Shares issuable upon exercise of the conversion rights under this Instrument covered by a Registration Statement and shall have such Conversion Shares issuable upon exercise of the conversion rights under this Instrument promptly approved for listing on such Principal Market (including Nasdaq and TSX, if applicable, or such other national securities exchange on which the Common Shares are then listed and traded, in each case, to the extent required by the rules and regulations of such exchange) by the effective date of such Registration Statement, subject only to official notice of issuance. Within two (2) Business Days of the effective date of a Registration Statement, the Company shall notify the Holder of the effectiveness of such Registration Statement.

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b)            When effective, a Registration Statement (including the documents incorporated therein by reference) shall comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made).

c)            Without limiting Section 10(a), the Company agrees that it shall notify the Holder in writing at least five (5) Business Days prior to the filing of any registration statement under the Securities Act for purposes of a proposed public offering of Common Shares (including, without limitation, registration statements relating to secondary offerings of securities of the Company, but excluding (i) any registration statement relating to any employee benefit plan; (ii) with respect to any corporate reorganization or transaction under Rule 145 promulgated under the Securities Act, any registration statement related solely to the issuance or resale of securities issued in such a transaction; (iii) any registration statement related solely to Common Shares issued upon conversion of convertible debt securities; (iv) any registration statement filed under Rule 462(b) promulgated under the Securities Act; or (v) any registration statement on Form S-4, Form F-4 or Form S-8 not contemplated by clauses (i) through (iv) hereof) that would be filed at any time during which this Instrument is still outstanding and the Holder (together with the Holder’s Affiliates who are holders of the other conversion instruments forming the same series with this Instrument) continues to hold or beneficially own Registrable Securities that comprise at least one percent (1%) of the Common Shares then outstanding, and the Company will afford the Holder an opportunity to include in such registration statement all or part of the Registrable Securities, subject to the provisions hereof (such registration statement, the “Piggyback Registration Statement”). If the Holder desires to include in any such Piggyback Registration Statement all or any part of the Registrable Securities held by it, the Holder shall, within three (3) Business Days after the above-described notice from the Company, so notify the Company in writing and shall thereafter furnish the Company with such information as the Company reasonably requires to include such Registrable Securities in such offering; provided that, if such Registrable Securities represent Conversion Shares that have not yet been issued upon exercise of this Instrument, then the Holder shall also include a Notice of Conversion in respect of such Registrable Securities, it being understood that in no event shall the Company be obligated to include in any such Piggyback Registration Statement any Conversion Shares that have not been, or will not be, actually issued prior to the closing of the applicable offering due solely to the Holder’s failure to timely deliver such Notice of Conversion to the Company. The Company will use its commercially reasonable efforts to cause such Registrable Securities as to which inclusion shall have been so requested to be included in the Piggyback Registration Statement, subject to the second proviso in the next sentence. The Holder shall be entitled to sell the Registrable Securities included in a Piggyback Registration Statement in accordance with the method of distribution contemplated in the Piggyback Registration Statement; provided that, if the Piggyback Registration Statement relates to an underwritten offering, then (A) the Company shall be entitled to select the underwriters in its sole discretion and (B) the Holder must sell all Registrable Securities included on the Piggyback Registration Statement in such underwritten offering pursuant to an underwriting agreement containing terms and conditions that are customary for secondary offerings; and provided, further, that if the number of Registrable Securities requested by the Holder, together with the number of Common Shares that other persons that have duly requested to be included in such Piggyback Registration Statement pursuant to “piggyback rights” evidenced by another agreement (including, without limitation, the Existing Registration Rights Agreement) (collectively, “Requested Shares”), exceeds the maximum number of securities that may be sold in the applicable offering under such Piggyback Registration Statement without adversely affecting the success of such offering, as advised by the managing underwriters for such offering, then the number of Requested Shares to be included in such Piggyback Registration Statement will be allocated first, to such other persons party to the Existing Registration Rights Agreement; second, to the Holder; and third, to any other such persons. The Company may withdraw a Piggyback Registration Statement prior to its being declared effective without incurring any liability to the Holder and shall not be required to keep a Piggyback Registration Statement effective for longer than the period contemplated by the intended manner of distribution for the securities of the Company to be sold by the Company as described in the prospectus included in the Piggyback Registration Statement.

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d)            For the avoidance of doubt, the rights to cause the Company to register Registrable Securities granted to the Holder by the Company under this Section 10 shall be fully assignable and transferrable to the same extent as this Instrument and the Conversion Shares are assignable and transferrable pursuant to Section 7 hereof, and any assignee or transferee of any Conversion Securities shall have all of the rights of the Holder to cause the Company to register Registrable Securities as set forth in this Section 10.

e)            The Holder (or any assignee or transferee) shall cooperate with the Company by, with reasonable promptness, supplying information and executing documents relating to such Holder (or transferee or assignee) or the securities of the Company owned by such Holder (or transferee or assignee) in connection with such registration under this Section 10 which are customary for offerings of this type or are required by applicable laws or regulations, including, but not limited to, furnishing to the Company a completed questionnaire in the form attached to this Instrument as Exhibit C. In the event the Holder does not comply with the immediately preceding sentence within a reasonable time prior to the initial filing in connection with such registration, the Company shall be permitted to exclude the Holder as a selling securityholder in connection therewith. In addition, the right of the Holder to include any of its Registrable Securities in any underwritten offering pursuant to a Piggyback Registration Statement will be subject to the execution and delivery by such Holder or its duly authorized representative or attorney-in-fact, of any related underwriting agreement and such other agreements or instruments (including customary “lock-up” agreements, custody agreements and powers of attorney), if any, as may be reasonably requested (to the same extent any such request is also made to the Company’s directors or officers and/or other selling shareholders in such offering) by the managing underwriters for such offering.

f)            Notwithstanding the foregoing provisions of this Section 10, the Company may, at any time, (i) delay the filing or delay or suspend the effectiveness of a Registration Statement, Piggyback Registration Statement or any pending or potential offering thereunder; (ii) without suspending such effectiveness, instruct the Holder not to sell any securities included in a Registration Statement or Piggyback Registration Statement; or (iii) delay the filing of any amendment or supplement to any Registration Statement or Piggyback Registration Statement, if, in the case of any of clause (i), (ii) or (iii), the Board has determined and promptly delivers a notice (a “Suspension Notice”) to the Holder in writing that in its reasonable good faith judgment (A) a material event has occurred or is likely to occur with respect to the Company that has not been publicly disclosed and, if disclosed, could reasonably be expected to materially and adversely affect the Company and its ability to consummate the registration of the resale of the Registrable Securities or (B) such registration could reasonably be expected to materially interfere with any material financing, acquisition, corporate reorganization, merger, tender offer or other significant transaction involving the Company (a “Suspension Period”), by providing the Holder with written notice of such Suspension Period and the reasons therefor. The Company will use its reasonable best efforts to provide such Suspension Notice at least ten (10) Business Days prior to the commencement of such a Suspension Period; provided, however, that in any event the Company will provide such notice no later than the commencement of such Suspension Period; provided, further, that in no event will a Suspension Period exceed thirty (30) days and in no event shall the total number of days subject to a Suspension Period during any consecutive twelve (12) month period exceed forty-five (45) days. Any Suspension Period will not be deemed to have ended until the Holder has received a notice from the Company stating that such Suspension Period has ended. The Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a Suspension Notice from the Company, such Holder will forthwith discontinue any offers and sales of such Registrable Securities under a Registration Statement or a Piggyback Registration Statement until such Holder’s receipt of the copies of the applicable supplemented prospectus and/or amended registration statement or until it is advised in writing by the Company that the use of the prospectus under the applicable Registration Statement or Piggyback Registration Statement, as applicable, may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or amended registration statement. The Company and the Holder acknowledge and agree that in no way shall this Section 10(f) limit the Holder’s ability to sell securities without using a Registration Statement or a Piggyback Registration Statement.

g)            The Company shall pay all reasonable Registration Expenses.

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SECTION 11.      Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the Commencement Date, that:

a)            The Company (i) is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation, (ii) has the requisite power and authority to execute, deliver and perform its obligations under this Instrument, and (iii) is duly qualified and is licensed and in good standing under the laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license.

b)            The Board has been generally and unconditionally authorized and empowered to execute this Instrument, and allot and issue the Conversion Shares in accordance with the Organization Documents of the Company and the terms of this Instrument, and that execution, delivery and performance by the Company of this Instrument has been duly authorized by all necessary corporate or other organizational action, and does not (i) contravene the terms of any of the Organization Documents of the Company or any Subsidiary, or (ii) conflict with or result in any breach or contravention of, or the creation of any Lien (as defined in the Credit Agreement) under, or require any payment to be made under (A) any Contractual Obligation (as defined in the Credit Agreement) to which the Company or any of its Subsidiaries is a party or affecting such Person or the properties of the Company or any of its Subsidiaries or (B) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Company or any of its Subsidiaries or their property is subject.

c)            No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Company of this Instrument other than those that have already been obtained and are in full force and effect. No shareholder or equityholder approvals are required under the Organization Documents of the Company or any of its Subsidiaries, any instrument or agreement to which the Company or any of its Subsidiaries is a party, or under the rules of the Principal Market on which the Common Shares are traded (including Nasdaq and TSX, if applicable) in connection with the issuance of this Instrument or the Conversion Shares issuable upon exercise of the conversion rights under this Instrument.

d)            Neither the Company nor any of its Subsidiaries is insolvent or bankrupt or unable to pay its debts as they fall due and neither the Company nor any of its Subsidiaries has stopped or suspended payment of its debts or indicated its intention to do so, nor has any analogous procedure or step been taken or proposed in any jurisdiction in relation to the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness. No steps have been taken or proposed for the winding-up, bankruptcy, administration, examinership, insolvency, dissolution or reorganization of the Company or any of its Subsidiaries.

e)            This Instrument has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally; (ii) general principles of equity, regardless of whether considered in a proceeding in equity or at law; and (iii) public policy considerations.

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f)            The Conversion Shares have been duly and validly authorized and reserved for issuance by the Company and, when issued upon exercise of the conversion rights under this Instrument in accordance with its terms, will be fully paid and nonassessable, and the issuance of the Conversion Shares, if any, will not be subject to any statutory or contractual preemptive right, right of first refusal or other similar rights; the Conversion Shares when issued and delivered against payment therefor as provided for in this Instrument will be free of any restriction upon the voting or transfer thereof pursuant to the Company’s Organization Documents or any agreement or other instrument to which the Company or any of its Subsidiaries is a party other than the restrictions on ownership and transfer set forth in the Company’s Organization Documents, if any, and applicable securities laws.

g)            The Conversion Shares issuable upon exercise of the conversion rights under this Instrument will conform, in all material respects to the descriptions thereof contained in the reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act, the Exchange Act and applicable Canadian securities laws (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “Public Filings”) and the Organization Documents of the Company. Except as disclosed in the Public Filings, there are no persons with registration or other similar rights to have any equity or debt securities, including securities which are convertible into or exchangeable for equity securities, registered pursuant to any registration statement or otherwise registered by the Company or any of its Subsidiaries under the Securities Act or applicable Canadian securities laws, all of which registration or similar rights are fairly summarized in the Public Filings.

h)            Assuming the accuracy of the representations made by the Holder herein as of the Commencement Date and as of the date of any exercise of such Holder’s conversion rights under this Instrument, as applicable, the offer and sale by the Company of this Instrument to the Holder and the Conversion Shares issuable upon exercise by the Holder of the conversion rights under this Instrument are not required to be registered pursuant to the provisions of Section 5 of the Securities Act, and the first trade in the Conversion Shares issuable upon exercise by the Holder of the conversion rights under this Instrument is exempt from the prospectus requirements of applicable Canadian securities laws, provided that the trade is not a “control distribution” (as such term is defined in National Instrument 45-102 – Resale of Securities).

SECTION 12.      Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the Commencement Date and on each date that any Notice of Conversion is delivered to the Company that the Holder (a) is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (b) is aware that the prospective investment in this Instrument and the Conversion Shares issuable upon exercise of the conversion rights under this Instrument, may involve a high degree of risk, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such investment, (c) can bear the economic risks of its investment in this Instrument and the Conversion Shares issuable upon conversion hereunder, and (d) has had (i) access to representatives of the Company during the course of this transaction, prior to the creation of this Instrument and, if applicable, prior to the exercise of the conversion rights under this Instrument, (ii) the opportunity to ask questions of and receive answers from the Company and its representatives concerning the terms and conditions of this Instrument and the Conversion Shares, and (iii) the opportunity to obtain any additional information necessary to verify the information related to this Instrument, the Conversion Shares or otherwise to the business and proposed activities of the Company. In addition, the Holder is acquiring this Instrument, and any Conversion Shares issuable upon exercise of the conversion rights hereunder, solely for its own account, and such Instrument is being and will be acquired by such Holder solely for the purpose of investment and not with a view to resale of this Instrument (or any Conversion Shares issuable upon conversion hereunder) in connection with a distribution thereof in violation of the Securities Act. The Holder understands and acknowledges that this Instrument, and any Conversion Shares issuable upon conversion hereunder, may not be transferred or sold except pursuant to (A) the registration or qualification provisions of applicable securities laws or pursuant to an available exemption therefrom and (B) the terms of this Instrument. The Holder is not a resident of Canada and is investing in this Instrument as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of this Instrument or the Conversion Shares. Nothing in this Instrument shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company.

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SECTION 13.      Definitions.

As used herein, in addition to the terms defined elsewhere herein, the following terms shall have the following meanings.

“$” means lawful money of the United States.

“30-Day VWAP” means, as of any date, the volume weighted average trading price per Common Share, or any successor security thereto (rounded to the nearest second decimal place) on the Principal Market (as reported by Bloomberg L.P. (or its successor) or if not available, by Dow Jones & Company Inc., or if neither is available, by another authoritative source mutually agreed by the Company and the Holder) from 9:30 a.m. (New York City time) on the Trading Day that is thirty (30) Trading Days preceding such date to 4:00 p.m. (New York City time) on the last Trading Day immediately preceding such date.

“Administrative Agent” means Madryn Health Partners II (Cayman Master), LP, in its capacity as administrative agent under any of the Credit Agreement.

“Affiliate” has the meaning provided in the Credit Agreement.

“Aggregate Conversion Amount” means the aggregate amount of the Outstanding Amount of the Loans owing to the Holder under the Credit Agreement, up to the Maximum Conversion Amount then available, that the Holder elects to convert into Conversion Shares as indicated by the Holder in the Notice of Conversion; provided that, in the case of an Automatic Exercise, the “Aggregate Conversion Amount” means the Maximum Conversion Amount then available.

“Alternate Consideration” has the meaning set forth in Section 5(b).

“Automatic Exercise” has the meaning set forth in Section 2(i).

“Board” means the board of directors of the Company.

“Business Day” has the meaning provided in the Credit Agreement.

“Cash Settlement Amount” has the meaning set forth in Section 2(d)(ii).

“Cash Settlement Date” has the meaning set forth in Section 2(d)(iii).

“Commencement Date” has the meaning set forth in the Preamble.

“Commission” means the United States Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act or the Exchange Act.

“Common Shares” has the meaning set forth in the Preamble.

“Company” has the meaning set forth in the Preamble.

“Conversion Price” has the meaning set forth in the Preamble.

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“Conversion Securities” means this Instrument or any Conversion Shares issuable upon exercise of the conversion rights under this Instrument, in whole or in part.

“Conversion Shares” means (a) the Common Shares issued or issuable upon exercise of the conversion rights under this Instrument in accordance with its terms and (b) all other Equity Interests of the Company issued with respect to such Common Shares by way of stock dividends, split, conversions or other reclassification or in connection with any Fundamental Transaction, recapitalization or other reorganization affecting the Company’s Equity Interests.

“Credit Agreement” has the meaning set forth in the Preamble.

“Day 1 U.S. Federal Withholding Taxes” shall mean U.S. federal withholding taxes imposed on amounts payable to or for the account of a Holder with respect to an interest in the Instrument pursuant to a law in effect on the date on which (i) such Holder acquires such interest in the Instrument (other than pursuant to an assignment request by the Borrower pursuant to Section 11.13 of the Credit Agreement) or (ii) such Holder changes its Lending Office (as defined in the Credit Agreement), except in each case to the extent that, pursuant to Section 3.01 of the Credit Agreement, amounts with respect to such taxes were payable either to the Holder’s assignor immediately before such Holder became a party hereto or to such Holder immediately before it changed its Lending Office (as defined in the Credit Agreement).

“Distributed Property” has the meaning set for in Section 5(a)(ii).

“Effectiveness Period” means the period beginning on the effective date for the Registration Statement and ending at the Registration Termination Time.

“Equity Interests” has the meaning provided in the Credit Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Existing Registration Rights Agreement” means the Resale Registration Rights Agreement, dated June 14, 2021, by and among the Company and 1315 Capital II, L.P., Greybrook Health Inc., Marlin Fund, Limited Partnership, Marlin Fund II, Limited Partnership, MSS GB SPV LP and the other purchasers from time to time party thereto.

“Expiration Date” means the earlier to occur of (a) the Maturity Date (as defined in the Credit Agreement) and (b) the date as of which (i) all of the Commitments (as defined in the Credit Agreement) of the Holder, as a Lender under the Credit Agreement, have been terminated and (ii) all Obligations owing to the Holder, as a Lender under the Credit Agreement, have been paid in full in cash or upon earlier conversion of all or a portion of this Instrument (other than contingent indemnification obligations for which no claim has been asserted).

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board, acting reasonably, in good faith and evidenced by a written notice delivered promptly to the Holder (which written notice shall include certified resolutions of the Board in respect thereof). If the Holder objects in writing to the Board of Directors’ calculation of fair market value within ten (10) Business Days after receipt of written notice thereof, and the Holder and the Company are unable to agree on the fair market value during the ten (10) day period following the delivery of the Holder’s objection, then the Fair Market Value shall be determined by a disinterested appraiser (which may be a national investment bank or national accounting firm) mutually selected by the Company and the Holder, the fees and expenses of which shall be paid by the Company. Any selection of a disinterested appraiser shall be made in good faith within three (3) Business Days after the Holder provides written notice to the Company of its objection to the determination of the Fair Market Value and any determination of Fair Market Value by a disinterested appraiser shall be made within fifteen (15) days of the date of selection. For the avoidance of doubt, the Fair Market Value of cash shall be the amount of such cash.

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“Fair Market Value Per Common Share” of one Common Share means as of any particular day (a) at the option of the Holder, either (i) the last reported sale price on the Nasdaq Capital Market and, if there are no sales, the last reported bid price, of the Common Shares on the Business Day prior to such date on the Principal Market on which the Common Shares are then listed or quoted as reported by Bloomberg Financial Markets or (ii) 30-Day VWAP as of such date, or (b) if the Fair Market Value Per Common Share cannot be calculated as of such date on the foregoing basis, the price determined in good faith by the Board, acting reasonably and in consultation with the Holder. Notwithstanding the forgoing if the determination of Fair Market Value Per Common Share is in connection with any Fundamental Transaction, then the Fair Market Value Per Common Share shall be the value per Conversion Share to be realized in such pending transaction.

“Fundamental Transaction” means (a) any merger, amalgamation, arrangement, consolidation or similar transaction of the Company with or into another Person, (b)(i) a sale, lease, license, transfer, exchange or other disposition of all or substantially all the assets of the Company and its Subsidiaries on a consolidated basis or (ii) any license, sublicense or similar grant of rights, or series of such licenses or grants, with respect to any assets, including intellectual property assets, of the Company or any of its Subsidiaries which are material to the Company and its Subsidiaries on a consolidated basis to any Person or group of Persons other than a Subsidiary of the Company, (c) any reclassification of the Common Shares (other than a change to par value, or from par value to no par value or changes resulting from a combination or subdivision), or (d) any statutory exchange of the outstanding Common Shares, as a result of which, the holders of the Common Shares would be entitled to receive, or their Common Shares would be converted into, or exchanged for, other shares, other stock, other securities, or other property or assets (including cash or any combination thereof).

“Governmental Authority” has the meaning provided in the Credit Agreement.

“Holder” has the meaning set forth in the Preamble.

“Instrument” has the meaning set forth in the Preamble.

“Lender” has the meaning provided in the Credit Agreement.

“Loan” has the meaning provided in the Credit Agreement.

“Maximum Conversion Amount” means, (a) if, at the time of the exercise of the conversion rights under this Instrument, there is at least $[5,000,000]15 of the Outstanding Amount of Loans owing to the Holder under the Credit Agreement as of such date, $[5,000,000], or, (b) if, at the time of exercise of the conversion rights under this Instrument, there is less than $[5,000,000] of the Outstanding Amount of Loans owing to the Holder under the Credit Agreement, the entire Outstanding Amount of Loans owing to the Holder at such time under the Credit Agreement.

“Nasdaq” has the meaning set forth in Section 2(d)(i).

“Net Exercise” has the meaning set forth in Section 2(c).

“Non-Share Settled Portion” has the meaning set forth in Section 2(d)(i).

“Notice of Conversion” has the meaning set forth in Section 2(a).

15 Note to Draft: The sum of all amounts across all certificates to equal $5,000,000. Amount to be calculated based on the Applicable Percentage applicable to the Holder.

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“Organization Documents” has the meaning provided in the Credit Agreement.

“Outstanding Amount” has the meaning provided in the Credit Agreement.

“Person” has the meaning provided in the Credit Agreement.

“Piggyback Registration Statement” has the meaning set forth in Section 10(c).

“Principal Market” initially means the Nasdaq Capital Market and any successor thereto that qualifies as a national securities exchange, inter-dealer quotation system or over-the-counter market, and shall also include the Nasdaq Global Market, the Nasdaq Global Select Market, New York Stock Exchange, Inc., the NYSE American or the OTC Bulletin Board, whichever is at the time the principal exchange or market for the Common Shares, based upon daily share volume.

“Principal Office” means the Company’s principal office as set forth in Section 19 hereof or such other principal office of the Company in the United States of America the address of which shall have first been set forth in a notice to the Holder.

“Public Filings” has the meaning set forth in Section 11(g).

“Registrable Securities” means the Conversion Shares issuable upon exercise of the conversion rights under this Instrument.

“Registration Conditions” means (a) the Common Shares are listed on a Trading Market in the United States; and (B) the Company shall have received (or caused to be prepared) audited financial statements of Check Five LLC, a Delaware limited liability company (d/b/a Success TMS), to the extent such audited financial statements are required by applicable U.S. securities laws, rules and regulations (including, but not limited to, Rule 3-05 of Regulation S-X under the Securities Act) for the filing of the Registration Statement.

“Registration Expenses” means all expenses incident to the Company’s performance under or compliance with Section 10 of this Instrument to effect the registration of Registrable Securities on a Registration Statement or a Piggyback Registration Statement pursuant to Section 10 hereof or an underwritten offering, and the disposition of such Registrable Securities, including, without limitation, all registration, filing, securities exchange listing and fees required to be paid to the Principal Market for the Company’s Common Shares, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, fees of the Financial Industry Regulatory Authority, Inc., fees of transfer agents and registrars, all word processing, duplicating and printing expenses, any transfer taxes, and the fees and disbursements of counsel and independent public accountants for the Company, including the expenses of any special audits or “comfort” letters required by or incident to such performance and compliance, and the reasonable fees and disbursements of one counsel for the Holder participating in such Registration Statement, Piggyback Registration Statement or underwritten offering thereunder to effect the disposition of such Registrable Securities, selected by the Holder, subject to the reasonable consent of the Company; provided, that, if holders of registrable securities under the Existing Registration Rights Agreement are also participating in any such Piggyback Registration Statement or underwritten offering thereunder, then the counsel for such other holders shall be designated as the counsel for the Holder in connection therewith, except unless the Holder reasonably objects to such counsel (including, without limitation, by reasons of any conflict of interest).

“Registration Statement” has the meaning set forth in Section 10(a).

“Registration Termination Time” means the earliest to occur of the following: (a) when a registration statement covering Registrable Securities becomes or has been declared effective by the Commission and all such Registrable Securities have been sold or disposed of pursuant to such effective registration statement; (b) when all Registrable Securities have been sold or disposed of (excluding transfers or assignments by the Holder to an Affiliate) pursuant to Rule 144 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) under circumstances in which all of the applicable conditions of Rule 144 (as then in effect) are met; (c) when all Registrable Securities are held by the Company or one of its direct or indirect Subsidiaries; or (d) if the Holder beneficially owns less than one percent (1%) of outstanding Common Shares.

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“Regulatory Requirement” has the meaning set forth in Section 9(g).

“Requested Shares” has the meaning set forth in Section 10(c).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Share Combination” has the meaning set forth in Section 5(a)(i)(C).

“Share Delivery Date” has the meaning set forth in Exhibit B.

“Share Distribution” has the meaning set forth in Section 5(a)(i)(A).

“Share Subdivision” has the meaning set forth in Section 5(a)(i)(B).

“Subsidiary” has the meaning provided in the Credit Agreement.

“Suspension Notice” has the meaning set forth in Section 10(f).

“Suspension Period” has the meaning set forth in Section 10(f).

“Trading Day” means, as applicable, (a) with respect to all price or trading volume determinations relating to the Common Shares, any day on which the Common Shares is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that “Trading Day” shall not include any day on which the Common Shares is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York City time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Shares, any day on which Nasdaq (or any successor thereto) is open for trading of securities.

“Trading Market” means whichever of the Toronto Stock Exchange, NYSE American, New York Stock Exchange, the Nasdaq Global Market, the Nasdaq Capital Market, Nasdaq Global Select Market or such other United States registered national securities exchange on which the Common Shares are listed or quoted for trading on the date in question.

“Transfer Agent” means the Company’s designated transfer agent, as it may be changed from time to time.

“TSX” has the meaning set forth in Section 2(d)(i).

SECTION 14.      Survival of Provisions. Upon the earlier of (a) the full exercise of the conversion rights under this Instrument and (b) the occurrence of the Expiration Date, as applicable, all of the provisions of this Instrument shall terminate, except that the provisions of Section 9, Section 10 and Section 13 through Section 27 of this Instrument shall expressly survive such exercise or Expiration Date until such time as the Holder no longer holds any Conversion Shares.

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SECTION 15.      Equitable Relief. Each of the Company and the Holder acknowledges that a breach by such party of any of its obligations under this Instrument would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief without posting bond or other security.

SECTION 16.      Waivers, Delays, Omissions and Indulgences. It is agreed that no waivers, delay or omission to exercise any right, power or remedy accruing to the Holder upon any breach or default of the Company under this Instrument shall impair any such right, power or remedy, nor, unless explicitly stated in writing, shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor, unless explicitly stated in writing, shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on the Holder’s part of any breach or default under this Instrument, or any waiver on the Holder’s part of any provisions or conditions of this Instrument must be in writing and that all remedies, either under this Instrument, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative.

SECTION 17.      Rights of Transferees. Subject to Section 7, the rights granted to the Holder hereunder of this Instrument shall pass to and inure to the benefit of all subsequent transferees of all or any portion of this Instrument (provided that the Holder and any transferee shall hold such rights in proportion to their respective ownership of this Instrument and the Conversion Shares) until extinguished pursuant to the terms hereof.

SECTION 18.      Captions. The titles and captions of the Sections and other provisions of this Instrument are for convenience of reference only and are not to be considered in construing this Instrument.

SECTION 19.      Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, e-mail, overnight courier service or personal delivery:

a)            if to the Company:

Greenbrook TMS Inc.

890 Yonge Street, 7th Floor

Toronto, Ontario M4W 3P4

Attention: Erns Loubser, Chief Financial Officer

Phone No.: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

with a copy (which shall not constitute notice) to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036-7703

Attention: Christopher R. Bornhorst; Robbie Leibel

Phone No.: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

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b)            if to the Holder:

[Madryn Health Partners II, LP / Madryn Health Partners II (Cayman Master), LP / Madryn Select Advisors, LP]

c/o Madryn Asset Management, LP

330 Madison Avenue, 33rd Floor

New York, NY 10017

Attention: Avinash Amin

Phone No.: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

with a copy (which shall not constitute notice) to:

Moore & Van Allen PLLC

100 North Tryon Street

Suite 4700

Charlotte, NC 28202

Attention: Tripp Monroe; Sonny Ha

Phone No.: [***Redacted – Personally Identifying Information***]

Email: [***Redacted – Personally Identifying Information***]

All such notices and communications shall be deemed to have been duly given: (i) when delivered by hand, if personally delivered; (ii) when delivered by courier, if delivered by commercial overnight courier service; (iii) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and (iv) upon actual receipt if given by electronic mail and such receipt is confirmed in writing by the recipient or is verified by electronic means.

SECTION 20.      Successors and Assigns. This Instrument shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that the Company shall have no right to assign its rights, or to delegate its obligations, hereunder without the prior written consent of the Holder, and any such assignment or delegation by the Company without the prior written consent of the Holder shall be null and void.

SECTION 21.      Amendments. Neither this Instrument nor any term hereof may be amended, changed, waived, discharged or terminated without the prior written consent of the Holder and the Company to such action.

SECTION 22.      Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

SECTION 23.      Governing Law; Jurisdiction; Etc.

a)            GOVERNING LAW. THIS INSTRUMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS INSTRUMENT OR THE ISSUANCE OF CONVERSION SHARES UPON EXERCISE OF THE CONVERSION RIGHTS UNDER THIS INSTRUMENT, AND THE TRANSACTIONS CONTEMPLATED HEREBY, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

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b)            SUBMISSION TO JURISDICTION. THE COMPANY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT IT WILL NOT COMMENCE ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE HOLDER IN ANY WAY RELATING TO THE CONVERSION SECURITES, OR THE TRANSACTIONS RELATING HERETO, IN ANY OTHER FORUM OTHER THAN THE COURTS OF THE STATE OF NEW YORK AND ANY UNITED STATES DISTRICT COURT IN THE STATE OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF LOCATED IN NEW YORK COUNTY, NEW YORK, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE JURISDICTION OF SUCH COURTS AND AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION, LITIGATION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. THE COMPANY AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS INSTRUMENT SHALL AFFECT ANY RIGHT THAT THE HOLDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THE CONVERSION SECURITES, OR THE TRANSACTIONS RELATING HERETO, AGAINST THE COMPANY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

c)            WAIVER OF VENUE. THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE CONVERSION SECURITES, OR THE TRANSACTIONS RELATING HERETO, IN ANY COURT REFERRED TO IN SECTION 23(B). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

d)            SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 19. NOTHING IN THIS INSTRUMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

SECTION 24.      WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE CONVERSION SECURITES, OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 25.      Entire Agreement. This Instrument and the Credit Agreement constitute a single integrated contract, which for greater certainty, provides that the terms of the Loans confer on the Holder of the Outstanding Amount of Loans the conversion rights set out in this Instrument, and are intended by the parties as a final expression of the agreement of the parties hereto and are intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

SECTION 26.      Counterparts; Manner of Delivery. This Instrument may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

35

SECTION 27.      Rules of Construction. Unless the context otherwise requires “or” is not exclusive, and, unless otherwise specified, references to sections or subsections refer to sections or subsections of this Instrument. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

[Remainder of Page Intentionally Omitted.]

36

IN WITNESS WHEREOF, the Company has caused this Instrument to be issued and executed in its corporate name by its duly authorized officers as of the date of issuance set forth above.

GREENBROOK TMS INC.

By:
Name:
Title:

[Signature Page to Common Share Conversion Instrument]

ACKNOWLEDGED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE:

HOLDER:

[[MADRYN HEALTH PARTNERS II, LP / MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP]

By:	MADRYN HEALTH ADVISORS II, LP,
its general partner

	By:	MADRYN HEALTH ADVISORS GP II, LLC ,
its general partner

By:
Name:
	Title:	]

[MADRYN SELECT OPPORTUNITIES, LP

By:	MADRYN SELECT ADVISORS, LP,
its general partner

	By:	MADRYN SELECT ADVISORS GP, LLC,
its general partner

By:
Name:
	Title:	]

ADMINISTRATIVE AGENT:

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP

By:	MADRYN HEALTH ADVISORS II, LP,
its general partner

	By:	MADRYN HEALTH ADVISORS GP II, LLC ,
its general partner

By:
Name:
Title:

[Signature Page to Common Share Conversion Instrument]

EXHIBIT A

NOTICE OF CONVERSION

To:	Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario M4W 3P4

with a copy (which shall not constitute notice) to:

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, NY 10036-7703

Madryn Health Partners II (Cayman Master), LP, as Administrative Agent

c/o Madryn Asset Management, LP

330 Madison Avenue, 33rd Floor

New York, NY 10017

1.             The undersigned, pursuant to the provisions of the attached Instrument, hereby elects to exercise its conversion rights under such Instrument with respect to $________ (the “Aggregate Conversion Amount”) of the Outstanding Amount of the Loans owing to the undersigned under the Credit Agreement and hereby directs the Company to allot and issue ________ Conversion Shares to it. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the attached Instrument.

2.	The undersigned herewith:

☐	acknowledges and agrees that as payment in respect of the subscription price for such Conversion Shares, simultaneously with the allotment and issuance of the number of Conversion Shares specified above, the Aggregate Conversion Amount will be deemed repaid in accordance with Section 2.14 of the Credit Agreement; or

☐	tenders payment in respect of the subscription price for such Conversion Shares by Net Exercise as provided in Section 2(c) of the attached Instrument.

3.	Please allot and issue the Conversion Shares issuable in respect hereof under the terms of the attached Instrument, as follows:

(Name of Record Holder/Transferee)

The address of the holder of such Conversion Shares for inclusion in the books and register of shareholders of the Company is as follows:

(Address of Record Holder/Transferee)

4.             The undersigned represents that the aforesaid Conversion Shares are being subscribed for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such Conversion Shares. The undersigned further re-confirms each of the other representations and warranties provided by it in the attached Instrument.

5.              If the Aggregate Conversion Amount is less than the Maximum Conversion Amount then available that may be converted into Conversion Shares under the Instrument, please issue a new conversion instrument representing the remaining balance available for subsequent conversion into Conversion Shares, being an amount equal to (a) the Maximum Conversion Amount available immediately prior to the exercise of the conversion rights hereby, minus (b) the Aggregate Conversion Amount, as follows:

(Name of Record Holder/Transferee)

and deliver such new conversion instrument to the following address:

(Address of Record Holder/Transferee)

(Address of Record Holder/Transferee)

(Signature)

(Date)

EXHIBIT B

PROCEDURES FOR ISSUANCE OF CONVERSION SHARES UPON EXERCISE

The procedures, rights and obligations set forth in this Exhibit B shall apply to the issuance and settlement of Conversion Shares pursuant to any Notice of Conversion delivered by the Holder or any Automatic Exercise, as applicable, pursuant to the attached Instrument, unless the Cash Settlement Amount is paid or proposed to be paid in accordance with Section 2(d) of the attached Instrument. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the attached Instrument.

(a)           (x) Unless otherwise designated by the Holder in the applicable Notice of Conversion, on or before the fifth (5th) Trading Day following the date on which the Company has received such Notice of Conversion; provided, that, such date shall be extended by up to five (5) Trading Days in the event the Company is required to adjust the Conversion Price in accordance with Section 5 of the attached Instrument, or (y) following any Automatic Exercise, on the Expiration Date (as applicable, the “Share Delivery Date”), the Company shall:

(i)            if (A) there is an effective registration statement filed pursuant to the Securities Act covering the resale of such Conversion Shares by the Holder and (B) it is not otherwise deemed necessary under applicable securities laws for a restrictive legend to be affixed on such Conversion Shares upon issuance to the Holder, and, in each case, the Transfer Agent is participating in The Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program (“FAST”), upon the request of the Holder, credit such aggregate number of Conversion Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system; or

(ii)            if (A) there is no effective registration statement filed pursuant to the Securities Act covering the resale of such Conversion Shares by the Holder, (B) it is deemed necessary under applicable securities laws for a restrictive legend to be affixed on such Conversion Shares upon issuance to the Holder, and/or (C) if the Transfer Agent is not then participating in the DTC’s FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Notice of Conversion (or, in the case of an Automatic Exercise, to any address specified by the Holder in writing), a Direct Registration System statement, registered in the name of the Holder or its designee, for the number of Conversion Shares to which the Holder shall be entitled pursuant to such exercise, and if applicable, including a restrictive legend thereon.

If any restrictive legend is placed on Conversion Shares, the Company agrees that, as promptly as practicable following the Legend Removal Date (as defined below) in respect of such Conversion Shares, it will, subject to receipt of such representations and covenants of the Holder and the Holder’s executing broker, if any, as the Company or the Transfer Agent may reasonably require in connection therewith, deliver or cause to be delivered to the Holder a book entry position representing such Conversion Shares that is free from any restrictive legend (and the Company shall cause to be issued any legal opinion required by the Transfer Agent with respect thereto). The Company shall not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this section , except as may be required under applicable securities laws. To the extent that book entry positions are issued representing the Conversion Shares, such book entry positions subject to legend removal hereunder shall be delivered by the Transfer Agent to the Holder by issuing to the Holder by electronic delivery at the applicable balance account at DTC, the Transfer Agent or any custodian of the Holder, as applicable, at the Holder’s election. Any fees (with respect to the Transfer Agent, the Company’s counsel or otherwise) associated with the issuance of such opinion or the removal of such legend shall be borne by the Company. “Legend Removal Date”, in respect of any Conversion Shares, means the earliest of the date that (A) the Company has received appropriate notice from the Holder that such Conversion Shares have been or are being sold or transferred pursuant to an effective registration statement under the Securities Act, (B) the Company has received appropriate notice from the Holder that such Conversion Shares have been or are being sold or transferred pursuant to Rule 144 (if the transferor is not an affiliate of the Company); or (C) the Company has received appropriate notice from the Holder that such Conversion Shares are eligible for resale under Rule 144 without volume or manner-of-sale restrictions.

(b)            Upon delivery of a Notice of Conversion or any Automatic Exercise, as applicable, the Holder shall be deemed to have become the registered legal and beneficial owner of the Conversion Shares with respect to which the conversion rights under this Instrument have been exercised, irrespective of the date such Conversion Shares are credited to the Holder’s DTC account or the date of delivery of the certificate(s) evidencing such Conversion Shares (as the case may be). If the attached Instrument is submitted in connection with any exercise of the conversion rights pursuant to Section 2(e) of the attached Instrument and the Maximum Conversion Amount then available for conversion into Conversion Shares is greater than the Aggregate Conversion Amount being converted into Conversion Shares upon such exercise, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after the date of settlement pursuant to Section 2(e) of the attached Instrument and, at its own expense, issue and deliver to the Holder (or its designee) a new conversion instrument representing the right to convert the newly calculated maximum amount, after giving effect to such exercise, of the Outstanding Amount of Loans owing to the Holder for subscription for Conversion Shares (such newly calculated maximum amount being an amount equal to (i) the Maximum Conversion Amount which was available for conversion immediately prior to such exercise, minus (ii) the Aggregate Conversion Amount for such exercise).

(c)            The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance of Conversion Shares upon exercise of the conversion rights under the attached Instrument (but not any subsequent transfer of Conversion Shares so issued).

(d)            Notwithstanding any other provision in this Agreement, the Holder may elect, at its sole discretion, to receive unregistered Conversion Shares issued in response to a Notice of Conversion or any Automatic Exercise instead of Conversion Shares registered pursuant to any registration statement filed with the Commission to register the Conversion Shares. In such case, the Holder agrees and acknowledges that any such unregistered Conversion Shares shall bear a securities law legend substantially similar to the legend on the facing page of the attached Instrument, to the extent required by applicable securities laws.

EXHIBIT C

FORM OF SELLING SECURITYHOLDER QUESTIONNAIRE

[See attached]

GREENBROOK TMS INC.

SELLING SECURITYHOLDER NOTICE AND QUESTIONNAIRE

The undersigned beneficial owner of common shares (the “Common Shares”) of GREENBROOK TMS INC. (the “Company”) understands that the Company has filed or intends to file with the United States Securities and Exchange Commission (the “Commission”) a Registration Statement for the registration and resale of the Registrable Securities, in accordance with the terms of the Conversion Instrument, dated as of July 14, 2022 (the “Conversion Instrument”), among the Company and the Holder (as defined therein). A copy of the Conversion Instrument is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein will have the meanings ascribed thereto in the Conversion Instrument.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

1.	Name.

(a)	Full Legal Name of Selling Securityholder

(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

2.	Address for Notices to Selling Securityholder:

Name:

Address:

Telephone:

Fax:

Contact Person:

3.	Beneficial Ownership of Registrable Securities:

(a)	Type and Amount of Registrable Securities Beneficially Owned:

44

4.	Broker-Dealer Status:

(a)	Are you a broker-dealer?

Yes ☐ No ☐

Note: If yes, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(b)	Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

(c)	If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5.	Beneficial Ownership of Other Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

Type and Amount of Other Securities Beneficially Owned by the Selling Securityholder:

6.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

45

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:

By:

Name:

Title:

PLEASE E-MAIL A COPY OF THE COMPLETED AND EXECUTED NOTICE AND
QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

Greenbrook TMS Inc.
890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4
Email: [***Redacted – Personally Identifying Information***]
Attention: Erns Loubser, Chief Financial Officer

With a copy to:

Christopher R. Bornhorst

Torys LLP

1114 Avenue of The Americas, 23rd Floor

New York, NY 10036

Email: [***Redacted – Personally Identifying Information***]

46

EXHIBIT H

[FORM OF] MSA COLLATERAL ASSIGNMENT

(See attached)

47

COLLATERAL ASSIGNMENT (MANAGEMENT SERVICES AGREEMENT)

This COLLATERAL ASSIGNMENT (this “Assignment”) is entered into as of [_____], 202[_] by and among [_____], a [_____] (the “Practice”), and [_____], a [_____] (the “Manager”), for the benefit of MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP, as administrative agent for the Secured Parties (in such capacity, the “Administrative Agent”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement (defined below).

RECITALS

WHEREAS, pursuant to that certain [Management Services Agreement] dated as of [_____], 20[_] between Practice, Manager and [_____] (amended, supplemented, or otherwise modified, restated, extended, renewed, or replaced from time to time, the “Management Agreement”), the Manager has agreed to provide certain managerial and administrative services (the “Management Services”) for the Practice;16

WHEREAS, pursuant to that certain Credit Agreement, dated as of July 14, 2022, among Greenbrook TMS Inc., an Ontario corporation (the “Borrower”), the Guarantors from time to time party thereto (including the Manager), the Lenders from time to time party thereto and Administrative Agent (as such agreement is amended, restated, amended and restated, supplemented, or otherwise modified, extended, renewed, or replaced from time to time, the “Credit Agreement”), the Lenders have agreed to make Loans to the Borrower upon the terms and subject to the conditions set forth therein;

WHEREAS, the Management Agreement is a Management Services Agreement as such term is defined in the Credit Agreement; and

WHEREAS, this Assignment is thereby required under Section 7.14(d) of the Credit Agreement.

NOW, THEREFORE, in consideration of these premises, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Practice and Manager agree as follows:

AGREEMENTS

1.            Manager hereby transfers, collaterally assigns and sets over to the Administrative Agent, for the benefit of the Secured Parties, all right, title and interest that Manager may from time to time have in and to the Management Agreement and all amendments, restatements, extensions and replacements thereof, including, without limitation, (x) all revenue, compensation and other payments due to Manager thereunder (the “Management Fees”), (y) all Liens granted to the Manager thereunder in the property of the Practice to secured the payment of the Management Fees or the performance of any other obligations thereunder and (z) all rights of Manager to exercise remedies thereunder and to require performance by the other parties to the Management Agreement of their obligations thereunder. Practice hereby consents to the foregoing assignment. This Assignment is being made by Manager to the Administrative Agent as collateral security for the full payment and performance by Manager and the other Credit Parties with respect to the Obligations. However, up to and until the occurrence and during the continuance of an Event of Default, Manager may continue to exercise all rights of the “[_____]”17 under the Management Agreement. This Assignment shall remain in effect until all Obligations (other than contingent indemnification obligations for which no claim has been asserted) have been paid in full in cash and all Commitments have expired or been terminated.

16 NTD: Description of MSA to be updated.

17 NTD: To use the defined term from the applicable MSA.

48

Additionally:

(a)            After the occurrence and during the continuance of an Event of Default, Manager agrees that, at the option of the Administrative Agent and in addition to such other rights and remedies as may be afforded to Administrative Agent under the Loan Documents, by law, or in equity, the Administrative Agent may, receive and collect any and all proceeds, awards, or amounts (including, without limitation, Management Fees) due to Manager under the Management Agreement and apply all such amounts on account of the Obligations in accordance with Section 9.03 of the Credit Agreement.

(b)            Upon receipt by Manager and Practice of written notice from Administrative Agent that an Event of Default has occurred and is continuing, the Administrative Agent (i) shall have all rights and benefits of Manager under the Management Agreement and (ii) at its election and with written notice to the Practice thereof, may act on behalf of the Manager as the “[_____]”18 under the Management Agreement, collect Management Fees under the Management Agreement due to Manager, and apply the Management Fees received to the Obligations as provided in Section 9.03 of the Credit Agreement.

(c)            Manager irrevocably authorizes Administrative Agent at any time and from time to time in the sole discretion of Administrative Agent and appoints Administrative Agent as its attorney in fact, coupled with an interest, with effect solely after the occurrence and during the continuation of an Event of Default, to act on behalf of Manager as the “[_____]”19 under the Management Agreement, to collect Management Fees under the Management Agreement due to Manager, and to apply the Management Fees received to the Obligations as provided in Section 9.03 of the Credit Agreement; provided, that, this authorization shall not relieve Manager of any of its obligations under the Management Agreement, the Credit Agreement or any other Loan Document. The power of attorney herein granted is coupled with an interest, is irrevocable, and shall continue until the termination of this Assignment and the other Loan Documents.

2.             Practice and Manager represent and warrant to the Administrative Agent that: (a) the Management Agreement is in full force and effect and a true and correct copy is attached hereto as Exhibit A; (b) the Management Agreement is a valid and binding agreement enforceable against the parties in accordance with its terms; (c) neither party is in default in performing any of its obligations under the Management Agreement; and (d) except for this Assignment, no party to the Management Agreement has entered into any assignment, subordination, or similar agreement with any other Person covering the Management Agreement that is currently in effect. As long as any Obligations are outstanding and unpaid (other than contingent indemnification obligations for which no claim has been made) or any Commitments continue exist, neither Practice nor Manager shall make or agree to any change to the terms of the Management Agreement other than Permitted MSA Amendments, of which the Manager shall promptly notify the Administrative Agent in writing thereof.

3.              If, during the continuation of an Event of Default, Manager performs under the Management Agreement for the benefit and at the direction of Administrative Agent, or Administrative Agent, at its election, replaces Manager, Manager and Practice shall cooperate with Administrative Agent in the transfer of management responsibilities to Administrative Agent or Administrative Agent’s designee as reasonably requested by Administrative Agent or such designee.

18 NTD: To use the defined term from the applicable MSA.

19 NTD: To use the defined term from the applicable MSA.

49

4.             Each of Manager and Practice agrees to send a copy of any notice of default or termination under the Management Agreement to Administrative Agent contemporaneously with the receipt thereof or delivery thereof to any other party to the Management Agreement.

5.             The Administrative Agent shall have the right (but not the obligation) to cure any default of Manager under the Management Agreement within thirty (30) days after expiration of Manager’s right to cure such default under the Management Agreement; provided that, if such default is not capable of being cured within such thirty (30) day period, this cure period shall be extended for an additional ninety (90) days so long as Administrative Agent is diligently attempting to cure such default.

6.               After the occurrence and during the continuance of an Event of Default, the Administrative Agent (or its nominee) shall have the right at any time thereafter to terminate the Management Agreement in accordance with the terms of the Management Agreement by giving written notice to Manager of its election to do so.

7.              At any time after the occurrence and during the continuance of an Event of Default, upon written request from the Administrative Agent, Manager shall turn over to the Administrative Agent all books and records relating to the Management Services (copies of which may be made and retained by Manager at Manager’s expense), together with such authorizations and letters of direction addressed to tenants, suppliers, employees, banks and other parties as the Administrative Agent may reasonably require; and Manager shall otherwise cooperate with the Administrative Agent to effect the transfer of management responsibilities from Manager to the Administrative Agent or its designee.

8.             This Assignment shall not be construed to be an assumption of, or to bind Administrative Agent or any other Secured Party to the performance of, any of the covenants, conditions, or provisions contained in the Management Agreement or to otherwise impose any obligation upon Administrative Agent or any other Secured Party. Administrative Agent and the other Secured Parties shall not be liable for any loss sustained by Manager or Practice in connection with the Management Agreement. This Assignment shall not operate to place any obligation or liability upon the Administrative Agent or any other Secured Party for the control, operation or management contemplated under the Management Agreement, nor for the carrying out of any of the terms and conditions of the Management Agreement.

9.              Notwithstanding this Assignment, the Administrative Agent shall have and retain all rights and remedies available under the other Collateral Documents.

10.            Nothing contained herein or in the Management Agreement shall alter, supersede, or contradict any of Manager’s obligations set forth in the Credit Agreement or the other Loan Documents. In the event of a conflict between the terms of the Loan Documents and the Management Agreement, the terms of the Loan Documents will control as between Manager and the Administrative Agent. Manager acknowledges and agrees that all funds derived from the Management Agreement, including any such funds held in accounts controlled by Manager, are the property of Manager and have been, and, for avoidance of doubt, are hereby, pledged to Administrative Agent as security for the Obligations.

11.            Manager agrees to take all actions Administrative Agent shall reasonably request to complete and evidence the transactions provided for in this Assignment, including, without limitation, (a) to effectuate the terms of this Assignment, including to perfect the Lien of the Administrative Agent over the Management Agreement, (b) to file or record any assumption, transfer or release provided for in this Assignment, including the execution of any transfer or assignment, and (c) to give any notice, order or direction.

50

12.            All notices, demands, requests and other communications required under this Assignment shall be in writing and shall be deemed to have been properly given if sent by hand delivery, Federal Express (or similar overnight courier service), or by United States certified mail (return receipt requested), postage prepaid, addressed to the party for whom it is intended at its address hereinafter set forth:

If to the Administrative Agent:	c/o Madryn Asset Management, LP
330 Madison Avenue, 33rd Floor
New York, NY 10017
	Attn:	John Ricciardi
Tel.: [***Redacted – Personally Identifying Information***]
Email: [***Redacted – Personally Identifying Information***]

If to Practice:	[_____]
[_____]
[_____]
	Attn:	[_____]
	Tel.:	[_____]
	Fax:	[_____]
	Email:	[_____]

If to Manager:	[_____]
[_____]
[_____]
	Attn:	[_____]
	Tel.:	[_____]
	Fax:	[_____]
	Email:	[_____]

Such notice shall be deemed to have been received by the party for whom it is intended as of the date of hand delivery, as of the date specified for delivery if sent by overnight courier service, or as of two (2) calendar days after the date of mailing, as the case may be.

13.            This Assignment shall be governed by and construed in accordance with the Laws of the State of New York.

14.            This Assignment shall be binding upon Manager, Practice and each of their successors and assigns and shall inure, together with the rights and remedies of the Administrative Agent and the Secured Parties hereunder, to the benefit of the Administrative Agent and the Secured Parties and each of their successors and permitted assigns.

15.            This Assignment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single, contract. It shall not be necessary in making proof of this Assignment to produce or account for more than one such counterpart. Delivery of an executed counterpart of a signature page of this Assignment by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Assignment.

16.            This Assignment shall be deemed to be, and is, a Collateral Document and a Loan Document.

[Remainder of Page Left Blank Intentionally]

51

IN WITNESS WHEREOF, Practice, Manager and the Administrative Agent have executed this Assignment as of the date first written above.

Practice:

[_____],
a [_____]

By:
Name:
Title:

Manager:

[_____],
a [_____]

By:
Name:
Title:

Administrative Agent:

MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP,
a Delaware limited partnership

By:	MADRYN HEALTH ADVISORS II, LP,
its General Partner

By:	MADRYN HEALTH ADVISORS GP II, LLC,
its General Partner

By:
Name:
Title:

GREENBROOK TMS

Collateral Assignment ([_____])

EXHIBIT A

Management Agreement

(See Attached)